Exhibit 99.1

CLICKSOFTWARE TECHNOLOGIES LTD.

May 7, 2015

To the Shareholders of ClickSoftware Technologies Ltd.:

You are cordially invited to attend the Special General Meeting of Shareholders of our company, which we also refer to as the Meeting, to be held at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel on Thursday, June 11, 2015, at 4:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time.

At the Meeting, you will be asked to consider and vote on the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of ClickSoftware Technologies Ltd., or ClickSoftware, with Optimizer Merger Holdings Ltd. (which we refer to as Merger Sub), a company formed under the laws of Israel and a wholly-owned subsidiary of Optimizer TopCo S.a.r.l, a Luxembourg corporation (which we refer to as Parent), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ClickSoftware, with ClickSoftware surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of April 30, 2015, by and among Parent, Merger Sub and ClickSoftware (which we refer to as the Merger Agreement); (iii) the consideration to be received by ClickSoftware’s shareholders in the Merger, consisting of US$12.65 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.02 per share of ClickSoftware (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such vested option (the receipt of such cash is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to the accompanying proxy statement (we refer to this proposal collectively as the Merger Proposal).

This Proxy Statement and the attachments thereto contain important information and you are urged to read them carefully and in their entirety.

Our Board of Directors has: (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, our company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our company to its creditors existing as of immediately prior to the effective time of the Merger; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) determined to recommend that the shareholders of our company approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

The Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates. Record holders of our outstanding Ordinary Shares as of the close of business on May 12, 2015, the record date for the Meeting, are entitled to vote at the Meeting, and are entitled to one vote at the Meeting per Ordinary Share held. Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

Each of Moshe BenBassat and Idit BenBassat (whom we refer to collectively as the BenBassat Group), entered into a voting agreement (which we refer to as the Voting Agreement), which is attached as Appendix B to the accompanying Proxy Statement, with Parent and Merger Sub concurrently with the execution of the Merger Agreement. The Voting Agreements cover 3,210,523 outstanding Ordinary Shares, or approximately 9.6% of our issued and outstanding Ordinary Shares, as of May 5, 2015, as well as additional Ordinary Shares that the BenBassat Group may acquire after execution of the Voting Agreements (all shares covered by the Voting Agreements are referred to as the BenBassat Group's Shares). Under the Voting Agreements, the BenBassat Group have agreed, subject to the terms and conditions of the Voting Agreements, to vote all of the BenBassat Group's Shares in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Enclosed with this letter you will find a Notice of the Meeting and the related Proxy Statement and proxy card or voting instruction form. The accompanying Proxy Statement provides you with detailed information about the Meeting, the Merger Agreement and the Merger.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES THAT YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. In the alternative, if you hold your ORDINARY shares in street name, you may utilize the control number appearing on your voting instruction form to submit your voting instruction to your broker, trustee or nominee via the Internet (at www.proxyvote.com). IN ANY SUCH CASE, SUBMITTING YOUR VOTE IN ADVANCE WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

Very truly yours,

Dr. Israel Borovich

Chairman of the Board of Directors

CLICKSOFTWARE TECHNOLOGIES LTD.

Azorim Park, Oren Building

94 Em Hamoshavot Road

Petach Tikva 4970602, Israel

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON THURSDAY, JUNE 11, 2015

Petach Tikva, Israel

May 7, 2015

To the Shareholders of ClickSoftware Technologies Ltd.:

NOTICE IS HEREBY GIVEN that a special general meeting, which we also refer to as the Meeting, of shareholders of ClickSoftware Technologies Ltd. (which we refer to as ClickSoftware or the Company) will be held at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel, on Thursday, June 11, 2015, at 4:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.               The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of ClickSoftware with Optimizer Merger Holdings Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Optimizer TopCo S.a.r.l, a Luxembourg corporation (which we refer to as Parent), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ClickSoftware, with ClickSoftware surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of April 30, 2015, by and among Parent, Merger Sub and ClickSoftware (which we refer to as the Merger Agreement); (iii) the consideration to be received by ClickSoftware’s shareholders in the Merger, consisting of US$12.65 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.02 per share, of ClickSoftware (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (the receipt of such cash is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to the accompanying proxy statement (we refer to this proposal collectively as the Merger Proposal).

2.               Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of ClickSoftware’s voting power, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on June 18, 2015 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Shareholders of record at the close of business on May 12, 2015 are entitled to vote at the Meeting and any adjournment or postponement of the Meeting. The accompanying Proxy Statement, notice, letter to shareholders and proxy card are first being mailed to our shareholders on or about May 15, 2015.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us not later than forty-eight (48) hours before the Meeting. No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described above.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares via the enclosed voting instruction form or via the Internet (at www.proxyvote.com) or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

Further information regarding the Merger Proposal is included in the Company’s proxy statement, which will be mailed to the Company’s shareholders in advance of the Meeting. The proxy statement will be furnished to the United States Securities and Exchange Commission on Form 6-K and will be available to the public on the SEC’s website at http://www.sec.gov.

Please do not send your certificates representing Ordinary Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

By order of the Board of Directors,

DR. ISRAEL BOROVICH

Chairman of the Board of Directors

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 11, 2015

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a special general meeting of shareholders, as it may be adjourned or postponed from time to time, which we refer to as the Meeting, to be held at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel on Thursday, June 11, 2015, at 4:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about May 15, 2015 to the holders of our ordinary shares entitled to notice of, and to vote at, the Meeting. All references to “ClickSoftware,” “the Company,” “we,” “us,” “our” and “our company,” or words of like import, are references to ClickSoftware Technologies Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders, all references to “$” or to “US$” are to United States dollars and all references to “NIS” are to New Israeli Shekels.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.               The approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of ClickSoftware with Optimizer Merger Holdings Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Optimizer TopCo S.a.r.l, a Luxembourg corporation (which we refer to as Parent), including approval of (we refer to this proposal collectively, including all aspects described below as the Merger Proposal):

•	the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ClickSoftware, with ClickSoftware surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger);
•	the Agreement and Plan of Merger, dated as of April 30, 2015, by and among Parent, Merger Sub and ClickSoftware (which we refer to as the Merger Agreement);
•	the consideration to be received by ClickSoftware’s shareholders in the Merger, consisting of US$12.65 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each ordinary share, nominal value NIS 0.02 per share of ClickSoftware (which we refer to as Ordinary Shares) held as of immediately prior to the effective time of the Merger (which we refer to as the Effective Time);
•	the conversion of each outstanding vested option into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (which excess cash amount we refer to as the Option Consideration) (the receipt of the Option Consideration is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and
•	all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to this Proxy Statement.

2.               Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Voting

Only holders of record of Ordinary Shares at the close of business on May 12, 2015, the record date, are entitled to vote at, the Meeting. As of May 5, 2015, there were 33,297,303 Ordinary Shares outstanding and entitled to vote. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of ClickSoftware’s voting power, will constitute a quorum. Should no quorum be present within thirty minutes from the time scheduled for the Meeting, the Meeting will be adjourned for a week and will be held on June 18, 2015 at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes), excluding any Ordinary Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Each of Moshe BenBassat and Idit BenBassat (whom we refer to collectively as the BenBassat Group), entered into a voting agreement, (which we refer to as the Voting Agreement), which is attached as Appendix B to this Proxy Statement, with Parent and Merger Sub concurrently with the execution of the Merger Agreement. The Voting Agreements cover 3,210,523 outstanding Ordinary Shares, or approximately 9.6% of our issued and outstanding Ordinary Shares, as of May 5, 2015, as well as additional Ordinary Shares that the BenBassat Group may acquire after execution of the Voting Agreements (all shares covered by the Voting Agreements are referred to as the BenBassat Group's Shares). Under the Voting Agreements, the BenBassat Group have agreed, subject to the terms and conditions of the Voting Agreements, to vote all of the BenBassat Group's Shares in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Proxies

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to ClickSoftware a proxy as detailed below. If your Ordinary Shares are held in “street name” through a bank, broker or other nominee, you may complete a voting instruction form or go to www.proxyvote.com in order to either direct such bank, broker or other nominee on how to vote your shares. In the alternative, you may obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

Proxies are being solicited by our Board of Directors and are being mailed together with this Proxy Statement. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. We have retained Alliance Advisors as our proxy solicitor. We have agreed to pay a minimum base proxy solicitation fee of $7,500, plus disbursements, to Alliance Advisors, which fee may increase depending if special added-value services are required.

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All Ordinary Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted “FOR” each of the matters described above.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel, Attention: David Goldstein, VP General Counsel.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes), excluding any Ordinary Shares held by Parent, Merger Sub or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, of the merger of the Company with Merger Sub, a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent, including approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (the receipt of such cash is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement.”

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

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TABLE OF CONTENTS

INTRODUCTION	1

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	6

RISK FACTORS	13

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	15

THE PARTIES TO THE MERGER	16

Our Company	16

Parent	16

Merger Sub	16

THE SPECIAL GENERAL MEETING	17

Time and Place of the Meeting	17

Purposes of the Meeting; Proposed Resolutions	17

Recommendation of the Board of Directors of ClickSoftware	17

Record Date, Method of Voting and Quorum Requirements	18

Voting Rights and Vote Required	18

Adjournment and Postponement	19

Voting Procedures; Revoking Proxies or Voting Instructions	19

Solicitation of Proxies	20

Questions and Additional Information	20

THE MERGER	22

Background of the Merger	22

Our Reasons for Approving the Merger	24

No Appraisal Rights; Objections by Creditors	28

Opinion of Financial Advisor	28

Financing of the Merger	34

Material Tax Consequences of the Merger	34

Regulatory Matters	39

Interests of our Executive Officers and Directors in the Merger	40

THE MERGER AGREEMENT; OTHER AGREEMENTS	42

The Merger Agreement	42

Voting Agreements	58

MARKET PRICE INFORMATION	59

BENEFICIAL OWNERSHIP OF ORDINARY SHARES	59

WHERE YOU CAN FIND MORE INFORMATION	61

OTHER MATTERS	62

Appendix A	Agreement and Plan of Merger, dated as of April 30, 2015, by and among Optimizer TopCo S.a.r.l, Optimizer Merger Holdings Ltd and ClickSoftware Technologies Ltd.

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Appendix B	Form of voting Agreement, dated as of April 30, 2015, between Optimizer TopCo S.a.r.l, Optimizer Merger Holdings Ltd and ClickSoftware Technologies Ltd and each of Moshe BenBassat and Idit BenBassat.

Appendix C	Opinion of Jefferies LLC.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder of ClickSoftware. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 61.

Q:	Why am I receiving this proxy statement?

A:	Our company is soliciting proxies for a Special General Meeting of Shareholders of our company, which we refer to as the Meeting. You are receiving this Proxy Statement because you owned ordinary shares of our company, nominal value NIS 0.02 per share, which we refer to as Ordinary Shares, on May 12, 2015, the record date, and that entitles you to vote at the Meeting. By use of a proxy, you can vote whether or not you attend the Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of ClickSoftware with Optimizer Merger Holdings Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Optimizer TopCo S.a.r.l, a Luxembourg corporation (which we refer to as Parent), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ClickSoftware, with ClickSoftware surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of April 30, 2015, by and among Parent, Merger Sub and ClickSoftware (which we refer to as the Merger Agreement); (iii) the consideration to be received by ClickSoftware’s shareholders in the Merger, consisting of US$12.65 in cash (which we refer to as the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share, held as of immediately prior to the Effective Time; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such vested option (which excess cash amount we refer to as the Option Consideration) (receipt of the Option Consideration is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement, which is attached as Appendix A to this Proxy Statement (we refer to this proposal collectively as the Merger Proposal).

We do not currently expect there to be any other matters on the agenda at the Meeting; however, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:	What will I receive in the Merger?

A:	Upon completion of the Merger, you will have the right to receive US$12.65 in cash per Ordinary Share, which we refer to as the Merger Consideration, without any interest thereon, subject to applicable withholding taxes, if any.

The Merger Consideration will be adjusted to reflect fully the appropriate effect of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, stock sale, reorganization, combination, exchange of shares or other similar transaction with respect to the Ordinary Shares having a record date on or after the date of the Merger Agreement and prior to the Effective Time. The Company’s right to effect any such adjustments to capital is, however, restricted under the Merger Agreement, and we do not therefore anticipate any such adjustments prior to the Effective Time.

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You will not receive any shares in the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Q:	When will the Merger be completed?

A:	We are working to complete the Merger as soon as practicable and expect to complete the Merger in July 2015, but because the Merger is subject to conditions, which are beyond our and Parent’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. At least 30 days must elapse from the date of the approval of the Merger by the shareholders of each of our company and Merger Sub before the Merger can become effective. The Merger Agreement may be terminated if the Merger is not completed by August 28, 2015 so long as the terminating party’s breach of the Merger Agreement was not the principal cause of, or primarily resulted in, the failure to close the Merger. See the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements-The Merger Agreement-Conditions to the Merger” beginning on page 54 for a summary description of these conditions.

Q:	Are there risks I should consider in deciding how to vote on the Merger?

A:	Yes. You should carefully read this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 13.

Q:	When and where is the Meeting?

A:	The Meeting will be held on June 11, 2015, at 4:00 p.m. (Israel time) at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel.

Q:	What vote is required for ClickSoftware shareholders to approve the Merger Proposal?

A:	The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy at the Meeting where a quorum is present and voting on the Merger Proposal (not including abstentions and broker non-votes), excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

The BenBassat Group entered into the Voting Agreements with Parent and Merger Sub concurrently with the execution of the Merger Agreement. The Voting Agreements cover 3,210,523 outstanding Ordinary Shares, or approximately 9.6% of our issued and outstanding Ordinary Shares, as of May 5, 2015, as well as additional Ordinary Shares that the BenBassat Group may acquire after execution of the Voting Agreements (all shares covered by the Voting Agreement are referred to as the BenBassat Group's Shares). Under the Voting Agreements, the BenBassat Group has agreed, subject to the terms and conditions of the Voting Agreements, to vote all of the BenBassat Group's Shares in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Q:	How does ClickSoftware’s Board of Directors recommend that I vote?

A:	Our Board of Directors has adopted and approved the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommends that you vote “FOR” the approval of the Merger Proposal.

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Q:	Why is ClickSoftware’s Board of Directors recommending that I vote “FOR” the approval of the Merger Proposal?

A:	Our Board of Directors has unanimously determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Merger - Background of the Merger” beginning on page 22 and “The Merger-Our Reasons for Approving the Merger” beginning on page 24.

Q:	Has ClickSoftware’s Board of Directors sought any opinion to determine the fairness of the Merger Consideration to ClickSoftware’s shareholders?

A:	We retained Jefferies LLC (which we refer to as Jefferies) to provide to our Board of Directors an opinion as to the fairness, from a financial point of view, to the holders of Ordinary Shares of the consideration to be received by such holders in connection with the Merger. At the meeting of our Board of Directors on April 29, 2015, Jefferies rendered its oral opinion to the Board of Directors, subsequently confirmed in a written opinion dated April 30, 2015, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration of $12.65 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

Jefferies’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. Jefferies’ opinion was directed to our Board of Directors and addresses only the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Ordinary Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Merger or any matter related thereto.

The full text of the written opinion of Jefferies is attached hereto as Appendix C. We encourage you to read the opinion carefully and in its entirety. For a summary of the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion, please see the section of this Proxy Statement entitled “The Merger- Opinion of Financial Advisor” beginning on page 28.

Q:	Should I send my share certificates now?

A:	No. Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger. In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to the paying agent appointed by Parent prior to the Effective Time and reasonably acceptable to the Company, which we refer to as the Paying Agent. For information regarding the tax consequences of the Merger to the shareholders see the section of this Proxy Statement entitled “The Merger-Material Tax Consequences of the Merger” beginning on page 34.

If you are a holder of record as of the Effective Time, promptly after the Merger is completed, the Paying Agent will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares or the transfer of your Ordinary Shares held in book entry form, as applicable, and any other required documentation, including a United States Internal Revenue Service, which we refer to as the IRS, Form W-9 or appropriate Form W-8 (as applicable) and a tax declaration form and a representation as to whether or not you are an Israeli resident, which we refer to as the Tax Declaration Form, to facilitate payment in exchange for the Merger Consideration for each Ordinary Share that you hold. You should not send your certificates representing Ordinary Shares to us or anyone else until you receive such instructions. The Paying Agent will send the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, to you as promptly as practicable following its receipt of your share certificates (unless your Ordinary Shares are held in book entry form) and other required documents, including the Tax Declaration Form. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares in exchange for the Merger Consideration. You will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and a Tax Declaration Form prior to receiving the Merger Consideration.

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If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled “The Merger-Material Tax Consequences of the Merger-Certain United States Federal Income Tax Consequences” beginning on page 34. If you do not deliver a properly completed Tax Declaration Form or you indicate you are a resident of Israel on the Tax Declaration Form or you do not deliver a valid certificate granting a specific exemption from Israeli withholding tax, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled “The Merger-Material Tax Consequences of the Merger-Israeli Income Tax Consequences” beginning on page 37. Please also see the question below “Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?”

You are encouraged to consult your own tax advisors as to the consequences of the Merger.

Q:	Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?

A:	It depends on your tax status and the documents that you submit to the Paying Agent when you receive a letter of transmittal upon the consummation of the Merger. With respect to withholding of U.S. taxes, if you are a United States Holder (as defined under “The Merger-Material Tax Consequences of the Merger-Israeli Income Tax Consequences” below), proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless you provide a valid taxpayer identification number and comply with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establish an exemption from backup withholding. If you are not a United States Holder, you must complete an appropriate IRS Form W-8 that certifies that you are not a United States person, or you must otherwise establish an exemption from backup withholding in order to avoid the withholding of U.S. taxes on the payment of the Merger Consideration.

As to the withholding of Israeli taxes, pursuant to an Israeli tax ruling that we expect to receive prior to the Effective Time, the following rules will apply:

1)	payments to be made to eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

2)	payments to be made to eligible foreign brokers or foreign financial institutions on behalf of eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

3)	payments to be made to shareholders who certify that they (i) acquired their Ordinary Shares on or after ClickSoftware’s initial public offering on NASDAQ on June 22, 2000, (ii) are non-Israeli residents for purposes of the Israeli Income Tax Ordinance (New Version), 1961, and (iii) are holding less than five percent of the Ordinary Shares, will not be subject to Israeli withholding tax; and

4)	payments to be made to shareholders who are not described in clauses (1), (2) and (3) above will be subject to Israeli withholding tax at the fixed rate of up to 26.5% of the gross proceeds payable to them.

Notwithstanding the foregoing, should any shareholder present the Paying Agent with a valid certificate from the Israeli Tax Authority applying withholding tax at a lesser rate than that described above or otherwise granting a specific exemption from Israeli withholding tax, the Paying Agent will act in accordance with such valid certificate.

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Q:	What effects will the proposed Merger have on our company?

A:	As a result of the proposed Merger, we will cease to be a publicly-traded company and will become a wholly-owned subsidiary of Parent. Following the completion of the proposed Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, will be terminated upon notification to the U.S. Securities and Exchange Commission, which we refer to as the SEC. In addition, upon completion of the proposed Merger, the Ordinary Shares will no longer be listed on any stock exchange, including the NASDAQ Global Select Market.

Q:	What happens if the Merger is not completed?

A:	If the Merger is not completed for any reason, our shareholders will not receive any Merger Consideration for their Ordinary Shares. Instead, we will remain a public company and the Ordinary Shares will continue to be listed on the NASDAQ Global Select Market. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay Parent a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements -The Merger Agreement-Termination Fees” beginning on page 57.

Q:	What interests do the directors and executive officers of our company have in the Merger?

A:	In considering the recommendation of our Board of Directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other ClickSoftware shareholders, including:

–	The vesting of options held by certain senior officers of our company will be accelerated prior to consummation of the Merger.

–	Certain indemnification and insurance provisions set forth in the Merger Agreement, including Parent’s agreement that the surviving company from the Merger will maintain, for seven years after the Effective Time, a director’s and officer’s liability insurance policy covering all individuals covered under ClickSoftware’s current such policy in respect of acts or omissions occurring prior to the Effective Time, with coverage terms and for amounts no less favorable than those under ClickSoftware’s current policy.

–	Outstanding and vested share options held by our executive officers and directors (similarly to options held by employees or other persons generally) will be canceled and will be entitled to receive the Option Consideration.

For additional details, see “The Merger-Interests of our Executive Officers and Directors in the Merger” beginning on page 40.

Our Audit Committee and Board of Directors were aware of these different or additional interests in determining to approve and adopt the Merger Agreement and the Merger, and to recommend to ClickSoftware shareholders that they vote in favor of the Merger Proposal.

Q:	What do I need to do now?

A:	This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 61.

Q:	How do I vote?

A:	You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on Thursday, June 11, 2015 at 4:00 p.m. (Israel time), at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

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Q:	What do I do if I want to change my vote?

A:	You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same Ordinary Shares, to us at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel, Attention: David Goldstein, VP General Counsel, so it is received prior to the Meeting. Ordinary Shares represented by properly executed proxies received by us not later than forty-eight (48) hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded. Alternatively, you may attend the Meeting and vote in person. A shareholder who holds the Company’s Ordinary Shares under his, her or its name, and who attends the Meeting in person, shall be identified by a copy of an identity card, passport or a certificate of incorporation.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. You may be able to provide such instructions via the Internet (at www.proxyvote.com). If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?

A:	Only those holders of record of outstanding Ordinary Shares at the close of business on May 12, 2015, the record date for the Meeting, are entitled to vote at the Meeting. As of May 5, 2015, there were 33,297,303 Ordinary Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares before the Meeting?

A:	The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares. In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. See “The Merger-No Appraisal Rights; Objections by Creditors” on page 28.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

ClickSoftware Technologies Ltd.
Attention: David Goldstein VP, General Counsel
Azorim Park, Oren Building
94 Em Hamoshavot Road
Petach Tikva 4970602, Israel

Israel: +972-3-765-9400
Email: David.Goldstein@ClickSoftware.com

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Proxy Solicitor

Alliance Advisors

200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003

P: 973.873.7700

F: 973.338.1430

www.allianceadvisorsllc.com

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RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Regarding Forward-Looking Statements” on page 15, you should carefully consider the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information - Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement Other Agreements-The Merger Agreement-Conditions to the Merger” beginning on page 54, including that:

•	no Material Adverse Effect (as defined below) shall have occurred since entry into the Merger Agreement;

•	we shall have obtained our shareholder approval of the Merger pursuant to the Companies Law; and

•	there shall not be pending or threatened any legal or regulatory action or proceeding in which a governmental authority or any Person is or is threatened to become a party or is otherwise involved challenging or seeking to restrain or prohibit the consummation of the Merger, relating to the Merger and seeking to obtain from our company or any of our subsidiaries, any damages or other relief that may be material or that would materially and adversely affect the right of Parent, the Company or any subsidiary of Parent to own the assets and operate the business of the Company or prohibit or limit the exercise by Parent of any material right pertaining to the ownership of the Company.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement; Other Agreements-The Merger Agreement-Termination Provisions” beginning on page 56. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed. If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•	we may be required to pay Parent a termination fee if the Merger is terminated under various circumstances described in the section entitled “The Merger Agreement; Other Agreements-The Merger Agreement- Termination Fees” beginning on page 57;

•	we will be required to pay certain costs relating to the Merger, including substantial financial advisor, legal and accounting fees, even though the Merger will have not been completed;

•	the price of the Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•	under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies as an independent company; and

•	during the period before completion of the Merger our management’s attention will be diverted from the day-to-day business of the Company, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be unavoidable disruptions to our employees and our relationships with customers and suppliers.

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We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement. If the Merger is not completed, these risks may materialize and may adversely affect the price of Ordinary Shares, business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our Board of Directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger-Interests of our Executive Officers and Directors in the Merger”. These interests could cause management or members of our Board of Directors to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future. As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products or services pending completion of the Merger or termination of the Merger Agreement. If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors. If as a result there is a Material Adverse Effect, Parent may have a right to terminate the Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger. This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the prohibition to solicit or engage in negotiations with respect to other acquisition proposals.

Until the Merger is completed or the Merger Agreement is terminated, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. Under specified circumstances, we will be obligated to pay Parent a termination fee of between $6,579,000 and $21,930,000, depending on the circumstances, including if our shareholders do not approve a merger or if Parent terminates the agreement due to breach by the Company.

If the Merger is not consummated by August 28, 2015, either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement; Other Agreements-The Merger Agreement-Conditions to the Merger” beginning on page 54 and set forth in the Merger Agreement attached to and included in this Proxy Statement as Appendix A. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the Merger. If the Merger has not been completed by August 28, 2015, either the Company or Parent may freely terminate the Merger Agreement, so long as the terminating party’s breach of the Merger Agreement was not the principal cause of, or primarily resulted in, the failure to close the Merger

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information relating to the Merger. These forward-looking statements include, without limitation, statements contained in the sections of this Proxy Statement entitled “Questions and Answers about the Merger,” “The Merger” and “Regulatory Matters”, statements regarding expected benefits from and timing of the Merger and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

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THE PARTIES TO THE MERGER

Our Company

ClickSoftware, an Israeli company, is a leading provider of software products and solutions fully focused on optimizing service operations. ClickSoftware enables service companies to be at their best at the moment that matters most - the service delivery moment. ClickSoftware provides field organizations of all sizes and in all industry verticals the ability to organize themselves, work productively, and solve complex challenges through intelligent decision-making. Furthermore, beyond optimizing the operations of individual service providers, ClickSoftware’s products enable “win-win-win” harmony within a network of service providers collaborating in a variety of outsourcing and contracting arrangements to deliver top quality customer service networks.

ClickSoftware’s principal offices are located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel and its North American appointed agent, ClickSoftware, Inc. is located in 35 Corporate Drive, Suite 400, Burlington, Massachusetts. ClickSoftware’s telephone number is +972-3-765-9400. ClickSoftware’s stock trades on the NASDAQ Global Select Market under the symbol CKSW. As of March 31, 2015, we had total assets of $95.2 million, total liabilities of $40.2 million and total shareholders equity of $55.1 million, and for the quarter then ended, we had total revenues of $26.7 million.

This Proxy Statement incorporates important business and financial information about ClickSoftware from other documents that are not included in or delivered with this information statement. For a list of the documents incorporated by reference in this proxy statement, see “Where You Can Find More Information”.

Parent

Optimizer TopCo S.a.r.l, a Luxembourg corporation (which we refer to as Parent), is a newly formed corporation organized by affiliates of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. solely for the purpose of effecting the Merger and the other transactions contemplated by the Merger Agreement. Prior to its entry into the Merger Agreement, the Parent had not engaged in any business activities other than such activity incidental to its formation and entry into the Merger Agreement. Francisco Partners Management, L.P., which we refer to as Francisco Partners, is one of the world’s largest technology-focused private equity funds, with approximately $10.0 billion of capital raised to date. Following the consummation of the Merger, ClickSoftware will be a wholly owned subsidiary of the Parent.

The principal executive offices of Parent are located at c/o Francisco Partners, One Letterman Drive, Building C – Suite 410, San Francisco, CA 94129, and its telephone number is (415) 418-2900.

Merger Sub

Optimizer Merger Holdings Ltd., which we also refer to in this Proxy Statement as Merger Sub, is an Israeli company and a wholly-owned subsidiary of Parent formed for the purpose of entering into the Merger Agreement with ClickSoftware and completing the Merger and has not conducted any business operations other than such activity incidental to its formation and entry into the Merger Agreement. Upon consummation of the Merger, Merger Sub will cease to exist.

The principal executive offices of Merger Sub are located at c/o Francisco Partners, One Letterman Drive, Building C – Suite 410, San Francisco, CA 94129, and its telephone number is (415) 418-2900.

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THE SPECIAL GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Meeting to be held on Thursday, June 11, 2015, at 4:00 p.m. (Israel time), at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about May 15, 2015 to all holders of Ordinary Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve, pursuant to Section 320 of the Companies Law, of the merger of the Company with Merger Sub, a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent, including approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share held as of the Effective Time; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (receipt of the Option Consideration is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 22 and 42, respectively.

Other Matters. You will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of the Board of Directors of ClickSoftware

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF CLICKSOFTWARE AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER CLICKSOFTWARE SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger-Our Reasons for Approving the Merger” beginning on page 24.

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Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, our Board of Directors has fixed May 12, 2015 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting. Accordingly, you are entitled to notice of, and to vote at, the Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date. As of May 5, 2015, there were 33,297,303 Ordinary Shares outstanding and entitled to vote. Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction forms in order to instruct their banks, brokers or other nominees on how to vote, and may also provide such instructions via the Internet, at www.proxyvote.com.

Proxy cards and voting instruction forms are being solicited on behalf of our Board of Directors from our shareholders in favor of the proposals as described in this document.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction form you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present in person or by proxy, and holding or representing shares conferring in the aggregate at least thirty three percent (33%) of the total voting power of our company, will constitute a quorum at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the holding of the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At the adjourned meeting, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes), excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates).

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A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be voted in accordance with the recommendation of our Board of Directors with respect to such proposal, including “FOR” the Merger Proposal.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meeting, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee are referred to as “broker non-votes” and will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote, other than for establishing a quorum.

The BenBassat Group entered into the Voting Agreements with Parent and Merger Sub concurrently with the execution of the Merger Agreement. The Voting Agreements cover 3,210,523 outstanding Ordinary Shares of our company, or approximately 9.6% of our issued and outstanding Ordinary Shares, as of May 5, 2015, held by the Benbassat Group, as well as additional Ordinary Shares that the BenBassat Group may acquire after execution of the Voting Agreements (all shares covered by the Voting Agreements are referred to as the BenBassat Group's Shares). Under the Voting Agreements, the BenBassat Group have agreed, subject to the terms and conditions of the Voting Agreements, to vote all of the BenBassat Group's Shares in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Adjournment and Postponement

If a quorum is not present within thirty minutes from the time appointed for the holding of the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At the adjourned meeting, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares and your share certificate(s) or electronic evidence of ownership were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. A shareholder who holds the Company’s Ordinary Shares under his, her or its name, and who attends the Meeting in person, shall be identified by a copy of an identity card, passport or a certificate of incorporation.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, Israel, Attention: David Goldstein, General Counsel, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) properly submitting a later-dated proxy relating to the same shares or (c) attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, Israel, Attention: David Goldstein, VP General Counsel.

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You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

If you sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will be voted “FOR” all of the proposals on the agenda of the Meeting and, at the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Shares Held in Street Name

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee as to how to instruct how your shares should be voted (which may include providing your instructions via the Internet, at www.proxyvote.com). If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will be voted “FOR” the proposals on the agenda of the Meeting and, at the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote, other than for establishing a quorum.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. The Company has retained Alliance Advisors, LLC to act as a proxy solicitor in conjunction with the Merger. Alliance Advisors, LLC may assist us in soliciting proxies by telephone and by other means.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES OR ELECTRONIC EVIDENCE OF OWNERSHIP IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

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Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact our Investor Contact, Joel Jeselsohn (our Chief Financial Officer), at joel.jeselsohn@ClickSoftware.com, telephone: in the U.S. 781 272 5903 x2243 or +972 -3-765-9400 in Israel.

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THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we urge that you read it carefully and in its entirety.

Background of the Merger

In the past several years, we focused on developing our strategies of growing our market share and enhancing our product and services portfolio. However, our Board of Directors has periodically reviewed a variety of business strategies, including possible business combinations, with our senior management. These reviews took account of our financial performance and market, economic, competitive and other conditions. During these discussions, our Board of Directors and management have also noted the challenges of continuing on the path as an independent public company, operating in both a highly competitive and consolidating market.

On October 23, 2013, a potential strategic buyer submitted an unsolicited proposal to acquire all our shares at a purchase price of $8.00 per share. Our Board of Directors reviewed such proposal on October 30, 2013, in consultation with Management and Amit, Pollak, Matalon & Co, (which we refer to as APM), our outside legal counsel, and notified such party that its proposal undervalues our company.

As a result of informal approaches from certain parties, including FP, indicating their interest in the Company, we sought proposals from financial advisors to assist the Board in its review of the Company’s strategic alternatives.

On September 29, 2014, the Board decided to engage Jefferies LLC and on November 6, 2014, we entered into an engagement agreement with Jefferies pursuant to which we engaged Jefferies as our exclusive financial advisor.

On November 27, 2014, Francisco Partners IV LP (which we refer to as FP), submitted an unsolicited proposal to acquire all of our shares at a purchase price of $11.00 per share.

Beginning in late 2014, Jefferies contacted 16 potential bidders (including FP), including both potential strategic and financial buyers. Jefferies and management requested that potential bidders enter into confidentiality agreements prior to sharing any non-public information. Upon executing a confidentiality agreement, potential bidders received an information package containing non-public information. On January 22, 2015 FP executed a confidentiality agreement.

On February 4, 2015, there was a media report in Israel regarding a potential sale of our company and the retention of a financial advisor to assist in the process. Rumors within the investment banking committee and the media report prompted 11 additional parties to express interest in discussing a potential acquisition. Jefferies responded to such interest and qualified parties to participate in the process.

Management held in-person or video conference meetings with 12 parties, including 7 strategic and 5 financial parties over the course of February and March 2015. On February 12, an in-person meeting was held between Prof. BenBassat and Joel Jeselsohn, our CEO and CFO, respectively, representatives of Jefferies and representatives of FP and their advisors at which our company was formally presented.

Between mid-February and mid-March, 2015, the Company received five initial indications of interest (including from FP) ranging from $9.00 per share to $15.00 per share, including a proposal from Company B at $12.00 to $13.50 per share and a proposal from Company C at $13.00 to 15.00 per share.

Following presentations, multiple parties determined not to move forward in evaluating a potential acquisition of the Company, including Company C.

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On April 2, 2015, FP submitted a formal non-binding proposal to acquire our outstanding shares and vested options at a purchase price of $13.50 per share, subject to certain terms and conditions, including that the Company enter negotiate exclusively with FP. Following discussions between FP and Jefferies, the same day, this proposal was revised to increase the purchase price to $13.64 per share. Following deliberations by our Board of Directors and after consultation with Jefferies and APM, we agreed to move forward with this proposal and grant FP exclusivity to conduct due diligence and negotiate a definitive merger agreement with the intention of announcing a transaction, within two weeks following formal meetings with company management on April 7, 2015, with the exclusivity ending on April 21, 2015.

From April 7, 2015 and through April 29, 2015, FP and its representatives and advisors were granted access to various business, financial and legal materials of our company, and the parties and their respective advisors held numerous discussions regarding due diligence matters.

We received a first draft of the Merger Agreement from Meitar Liquornik Geva Leshem Tal, or Meitar, outside counsel to FP (together with Kirkland & Ellis LLP) on April 9, 2015. During this exclusivity period our preliminary results for the first fiscal quarter of 2015 were presented to FP. Following due diligence, and due to such results and other findings during diligence, including additional dilutive equity securities FP would be required to assume, on April 21, 2015 FP submitted an amended non-binding proposal at $12.50 a share. Our Board of Directors deliberated and directed Jefferies to negotiate with FP to improve the proposal. Following multiple discussions regarding the potential acquisition price and terms of an acquisition, on April 22, 2015, FP submitted a final non-binding proposal at $12.65 per share and requested exclusivity to complete negotiations of the definitive agreement, receive answers to due diligence questions submitted, complete customer and supplier reference calls and sign and announce a deal by April 28, 2015 with the right to extend this period until May 1, 2015 if, by April 28, 2015, FP confirms its proposal in good faith and its ability to execute a definitive agreement by May 1, 2015. After deliberations and consultation with Jefferies and outside legal counsel, our Board of Directors agreed to move forward with FP’s proposal on April 22, 2015, including the granting of the requested exclusivity period.

During the period between April 12 and April 28, 2015, our Board of Directors held several teleconferences, in most cases with APM and Jefferies, to discuss and receive updates regarding the status of the due diligence process as well as unresolved issues in the negotiations with FP, including an explanation of various matters relating to the proposed transaction and the Merger Agreement.

During the course of April 2015, we and FP, along with APM, Meitar and our and their other representatives and advisors, negotiated the terms of the Merger Agreement and the Voting Agreement, as well as other related agreements and transaction documents.

Late on April 28, 2015 (Israeli time) Jefferies received a general unsolicited non-binding indication of interest from Company B, based on public information, the confidential information package and an initial meeting with management. The non-binding indication of interest, which was subject to confirmatory due diligence, was to acquire all outstanding shares of our company for $13.70 per share (which we refer to as the unsolicited competitive proposal). Notably, Company B was unaware of the first quarter financial results, the dilutive equity securities, and other potential issues that may arise in detailed due diligence. We did not respond to the unsolicited competitive proposal due to our exclusivity obligations to FP.

On April 28, 2015, in accordance with the letter of intent from April 22, 2015, FP submitted a letter confirming its proposal in good faith and its ability to execute a definitive agreement by May 1, 2015, thereby extending FP’s exclusivity until May 1, 2015.

On the night of April 28, through much of April 29, our management and Jefferies, together with APM and in consultation with our Board of Directors, negotiated with FP to increase the price and amend other provisions in the Merger Agreement. The Board determined that to put negotiations with FP on hold and to evaluate and pursue the unsolicited competitive proposal following the expiration of the FP exclusivity would likely put the FP transaction at significant risk. In the early afternoon of April 29, FP notified us that they could not increase the price but were willing to proceed immediately to signing the Merger Agreement with certain material improvements we requested in the terms of the Merger Agreement and announcing the transaction. During this time, our counsel and counsel to FP continued to intensively negotiate the Merger Agreement and related documents and by the evening of April 29, the documents were in a close to final form.

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In the early evening of April 29, 2015, our Audit Committee and Board of Directors held meetings to consider and approve the proposed Merger, the Merger Agreement and the transactions contemplated thereby. During such meeting, representatives of our outside legal counsel provided an explanation of various legal issues relating to the proposed transaction and the Merger Agreement, including the fiduciary duties of the directors, the personal interests of certain officers and directors in the proposed transaction (see under the heading “Interests of our Officers and Directors in the Merger” below), and the terms and conditions of the proposed transaction. Representatives of Jefferies reviewed with our Board of Directors a financial analysis of the proposed transaction as of that date. Also at these meetings, Jefferies reviewed with our Board of Directors its financial analysis of the per share merger consideration and rendered to our Board of Directors an oral opinion, to the effect that, as of April 29, 2015 and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration of $12.65 per share in cash to be received by holders of our Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The form of the written opinion was read by Jefferies to our directors during the meeting, and it was agreed that the formal written opinion would be delivered following review by Jefferies and its counsel of a final draft of the Merger Agreement. Our outside counsel explained the key changes made to the draft Merger Agreement during the past few days, including a discussion in detail of the "fiduciary out" and termination fee payments according to the Merger Agreement, and, subsequently, our Audit Committee and Board of Directors approved, subject to the receipt of a written opinion from Jefferies, the Merger, the Merger Agreement and the transactions contemplated thereby and authorized management to execute the Merger Agreement. The signed written fairness opinion, in the form delivered orally to our Board of Directors, was delivered by Jefferies on April 30, 2015.

In the early morning (Israeli time) of April 30, 2015, the parties executed the Merger Agreement and Idit BenBassat and Moshe BenBassat executed the Voting Agreements. We also received the signed equity commitment letter from FP. On April 30, 2015, we issued a press release announcing the execution of the Merger Agreement.

Our Reasons for Approving the Merger

Our Audit Committee and Board of Directors determined that the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of ClickSoftware and its shareholders, and approved the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and determined to recommend that the ClickSoftware shareholders approve the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

In evaluating the Merger, our Audit Committee and Board of Directors consulted with ClickSoftware management and ClickSoftware’s legal, financial and other outside professional advisors and considered various information and factors in connection with the Merger, including those material factors described below. Among the information and material factors considered by our Audit Committee and Board of Directors were the following:

Financial Condition; Prospects of Company

•	The Company’s current and historical financial condition, results of operations (including the results for the first quarter of 2015), competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of Ordinary Shares (which is not feasible to quantify numerically).

•	The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions; (ii) the current and prospective highly competitive climate and continuous price pressures in the service operations optimization field and among ClickSoftware’s customers, and the possibility of further consolidation in such industries; (iii) the likelihood that new market entrants may attempt to develop and acquire capabilities in the service operations optimization field, and the likelihood that the Company is likely to compete with additional, new companies in the future; and (iv) the “Risk Factors” set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

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•	The costs to the Company in being a public company, including the costs and efforts associated with SEC reporting and other compliance, national exchange regulations and fees, insurance, and regulatory matters, and the limitations on the Company’s ability to pursue its strategic plan and take necessary competitive actions while a public company, in light of the anticipated impact on the Company’s near- and mid-term revenue and earnings.

Strategic Alternatives

Our Board of Directors considered the trends and competitive developments in the industry and the range of strategic alternatives available to ClickSoftware. These alternative strategies included remaining a stand-alone public company and, based on prior periodic discussions with other potential acquirers about potential business combinations (including the extensive process leading up to our engagement on an exclusive basis with Francisco Partners IV LP and its affiliates), the possibility of business combination transactions with third parties.

Our Board of Directors believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value ClickSoftware’s business in the context of an acquisition or business combination, and took this knowledge and experience into account in considering strategic alternatives available to ClickSoftware. Our Board of Directors determined that the Merger was more favorable to ClickSoftware and its shareholders than other possible strategic or other alternatives known or expected to be available to ClickSoftware at that time.

Financial Terms; Opinion of Financial Advisor; Certainty of Value

–	Historical market prices, price volatility, trading volume, public float and other trading information with respect to Ordinary Shares, including that the Merger Consideration of US$12.65 per share in cash:

¡	represented a premium of 31.35% over the closing price of the Ordinary Shares on the NASDAQ Global Select Market on April 29, 2015, the day before public announcement of the Merger;

¡	represented a premium of 38.3% over the one- month, respectively, volume-weighted average closing prices of Ordinary Shares on the NASDAQ Global Select Market prior to April 29, 2015;

¡	exceeded by 28.3% the 52-week high price of our Ordinary Shares on the NASDAQ Global Select Market prior to April 29, 2015; and

¡	exceeded the price at which the Ordinary Shares were likely to trade in the near- to mid-term.

–	The oral opinion of Jefferies delivered on April 29, 2015, subsequently confirmed in a written opinion delivered on April 30, 2015, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration of $12.65 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption, “Opinion of Financial Advisor.”

–	The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders, especially when viewed against the risks and uncertainties inherent in our Company’s business noted above.

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Terms of the Merger Agreement

–	The Merger Agreement permits (subject to certain terms and conditions more fully described under the subheadings “No Solicitation of Transactions” and “Board Recommendation” under “The Merger Agreement” below) the Company to:

¡	Furnish nonpublic information or enter into discussions or negotiations with respect to an unsolicited acquisition proposal that meets certain requirements.

¡	Terminate the Merger Agreement (and pay any applicable termination fees which the Board of Directors did not believe would be a meaningful deterrent to such a Superior Proposal) and enter into an agreement with respect to a Superior Proposal (as defined below).

–	The Merger Agreement has customary terms that were the product of arm’s-length negotiations.

–	The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to determine whether to accept or reject the Merger via a vote of shareholders.

–	The structure of the transaction as a statutory merger under the Companies Law enables our shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the transaction).

–	The fact that if the requisite shareholder vote for the Merger is not obtained at the Meeting or at any adjournment or postponement thereof, subject to certain exceptions, the Company will only be required to pay Parent a lesser termination fee of $6,579,000 upon termination of the Merger Agreement.

–	The availability of specific performance as a remedy to cause Parent and Merger Sub to perform under the Merger Agreement.

Likelihood of Consummation

•	The limited number and nature of the conditions to the transaction and that the Board of Directors expected that all such conditions will be satisfied without any undue delay.

•	There are no financing conditions, and Parent received an equity commitment letter for the full amount of the aggregate Merger Consideration from Francisco Partners IV LP and Francisco Partners IV-A LP, which have substantial cash resources to be used to fund the Merger Consideration and the Option Consideration, as well as Parent’s ability to access to the debt markets and the condition of the debt markets for such funding, strongly reduce the possibility that it will be unable to pay the Merger Consideration and the Option Consideration.

•	Francisco Partners’ investing and transaction experience, knowledge and experience in the Company’s industry, Israeli investing experience and success, reputation, financial capabilities, and ability to consummate large transactions, and Francisco Partners’ prior familiarity with the Company.

Management’s Recommendation

Our Board of Directors and Audit committee took into account management’s recommendation in favor of the Merger.

Risks and Uncertainties

Our Board of Directors and Audit committee also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

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–	The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

–	The closing conditions to the Merger.

–	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

¡	The market price of Ordinary Shares, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the Merger Agreement.

¡	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment.

¡	The ability to attract and retain key personnel.

¡	Relationships with customers and others that do business with the Company.

–	The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers and others that do business with the Company.

–	The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction), and (ii) termination fees that could become payable by the Company under certain circumstances, including if the Company’s shareholders do not approve the Merger.

–	The restriction on soliciting competing offers and the risk that some provisions of the Merger Agreement and related documents, including the termination fees that may be payable by us, might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company.

–	The interests of the Company’s CEO, CFO and other officers in the Merger, including certain arrangements as described under “Interests of our Executive Officers and Directors in the Merger”.

–	The fact that certain of our directors and officers may have conflicts of interest in connection with the Merger, as they may receive certain benefits that are different from, and/or in addition to, those of our other shareholders.

–	The fact that the Merger Consideration would be taxable to the Company’s shareholders.

–	The potential uncertainty of our current and prospective employees regarding their future roles and relationships with the Company following completion of the Merger.

–	The risks described under the section entitled “Risk Factors.”

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Our Board of Directors believed that, overall, the potential benefits of the Merger to our company and our shareholders outweighed the risks and uncertainties. As a result, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

The preceding discussion of the information and factors considered by our Board of Directors is not intended to be exhaustive but includes the material factors considered by our Board of Directors. In view of the wide variety of factors considered by our Board of Directors in connection with its evaluation of the Merger, our Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of our Board of Directors may have given different weight to different factors. Our Board of Directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our Board of Directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of our Board of Directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, the surviving company will not be able to satisfy its obligations to our and Merger Sub’s creditors following completion of the Merger.

Opinion of Financial Advisor

In November 2014, we retained Jefferies to provide act as our financial advisor in connection with a possible sale, disposition or other business transaction involving the Company. In connection with this engagement, our Board of Directors requested that Jefferies evaluate the fairness, from a financial point of view, to holders of Ordinary Shares of the Merger consideration of $12.65 per Ordinary Share in cash to be received by such holders in connection with a possible merger, sale or other strategic business combination. At the meeting of our Board of Directors on April 29, 2015, Jefferies rendered its oral opinion to our Board of Directors, subsequently confirmed in a written opinion delivered on April 30, 2015, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies as set forth in its opinion, the Merger Consideration of $12.65 per Ordinary Share in cash to be received by holders of our Ordinary Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Jefferies, dated as of April 29, 2015, is attached hereto as Appendix C. Jefferies' opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. We encourage you to read Jefferies' opinion carefully and in its entirety. Jefferies’ opinion was directed to our Board of Directors and addresses only the fairness, from a financial point of view, of the Merger Consideration of $12.65 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Merger or any matter related thereto. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

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–	reviewed a draft dated April 29, 2015 of the Merger Agreement;

–	reviewed certain publicly available financial and other information about the Company;

–	reviewed the Company’s non-public financial statements for the quarter ended March 31, 2015;

–	reviewed certain information furnished to Jefferies by our management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

–	held discussions with members of our senior management concerning the matters described in the three prior bullet points above;

–	reviewed the share trading price history and valuation multiples of the Ordinary Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

–	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

–	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to Jefferies or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. In its review, Jefferies relied on assurances of our management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not perform or obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company. Jefferies was not furnished with any such evaluations or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any business is inherently subject to uncertainty. We informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the then best currently available estimates and good faith judgments of our management as to the future financial performance of the Company. Jefferies expressed no opinion as to our financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to the Company and our Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Merger to any holder of Ordinary Shares. In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it in all respects material to its analysis and opinion. Jefferies also assumed the Merger will be consummated in accordance with its terms or as otherwise described to it by our management without waiver, modification or amendment of any term, condition or agreement that would be meaningful in any respect to its analysis or opinion and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger in any respect material to its opinion.

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Jefferies’ opinion was for the use and benefit of our Board of Directors in its consideration of the Merger, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to how any holder of the Ordinary Shares should vote on the Merger or any matter related thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Ordinary Shares as expressly set forth in the opinion. Jefferies expressed no opinion as to the price at which Ordinary Shares will trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of our officers, directors or employees, or any class of such persons, in connection with the Merger relative to the consideration to be received by holders of the Ordinary Shares. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the Company’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond our and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of the Ordinary Shares do not purport to be appraisals or to reflect the prices at which shares of Ordinary Shares may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the Merger Consideration of $12.65 per Ordinary Share in cash to be received by holders of Ordinary Shares pursuant to the Merger Agreement, and were provided to our Board of Directors in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and that were presented to our Board of Directors at its meeting on April 29, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Selected Companies Analysis

Using publicly available information, selected analyst reports and information provided by our management, Jefferies analyzed the selected financial data of the Company with similar data of the following software vendors which Jefferies judged to be comparable to the Company for purposes of its valuation analysis, which are collectively referred to as the selected comparable companies:

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•	Manhattan Associates, Inc.
•	The Descartes Systems Group Inc.
•	Interactive Intelligence Group Inc.
•	Callidus Software Inc.
•	Epiq Systems, Inc.
•	QAD Inc.
•	American Software, Inc.
•	Magic Software Enterprises Ltd.
•	Exa Corporation
•	Guidance Software, Inc.

In its analysis, Jefferies derived and compared multiples for the Company and the selected comparable companies, calculated as follows:

•	the total enterprise value (defined as equity value plus total debt, preferred stock and minority interest, less cash and cash equivalents) divided by estimated revenue for calendar year 2015, which is referred to as TEV / CY 2015E Revenue,

•	the total enterprise value divided by estimated revenue for calendar year 2016, which is referred to as TEV / CY 2016E Revenue,

•	the total enterprise value divided by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2015, which is referred to as TEV / CY 2015E EBITDA (provided that public information was not available for all of the selected comparable companies for the TEV / CY 2015E EBITDA analysis), and

•	the total enterprise value divided EBITDA for calendar year 2016, which is referred to as TEV / CY 2016E EBITDA (provided that public information was not available for all of the selected comparable companies for the TEV / CY 2016E EBITDA analysis).

For the selected comparable companies, where applicable, Jefferies adjusted fiscal years to calendar years.

This analysis indicated the reference ranges for the benchmarks as set forth below. Using these reference ranges, Jefferies determined implied enterprise values for the Company, then determined implied equity values. These analyses indicated the ranges of implied values per Ordinary Share set forth opposite the relevant benchmarks below, compared, in each case, to the Merger Consideration of $12.65 per Ordinary Share:

Selected Comparable Companies Reference Ranges and Implied Price Ranges

Benchmark	Reference Range	Implied Price Range
TEV / CY 2015E Revenue	1.50x – 2.50x	$7.78 – $11.76
TEV / CY 2016E Revenue	1.25x – 2.25x	$7.79 – $12.58
TEV / CY 2015E EBITDA	14.00x – 16.00x	$8.84 – $9.84
TEV / CY 2016E EBITDA	13.00x – 15.00x	$8.53 – $9.57

No company utilized in the comparable company analysis is identical to the Company. In evaluating the selected comparable companies, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using comparable company data.

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Selected Transactions Analysis

Jefferies reviewed 15 transactions listed below involving enterprise application software announced since January 1, 2011, each with an enterprise value greater than $200.0 million. Using publicly available and proprietary information, Jefferies analyzed the transaction value for each selected transaction identified below based on (i) the total enterprise value divided by revenue of the last twelve months preceding each transaction, which is referred to as LTM TEV / Revenue and (ii) the total enterprise value divided by EBITDA for the last twelve months preceding each transaction, which is referred to as LTM TEV / EBITDA.

Announcement Date	Target	Acquiror
1/31/11	Works Applications	WPK Holdings
4/4/11	Activant Solutions	Apax Partners
4/4/11	Epicor	Apax Partners
7/1/11	Blackboard	Providence Equity
4/26/12	Gemcom Software	Dassault Systemes
6/11/12	Paradigm	Apax / JMI
7/2/12	M*Modal	One Equity Partners
7/30/12	Sunquest Information Systems	Roper
8/8/12	Servigistics	PTC
8/27/12	Deltek	Thoma Bravo
1/30/14	Accelrys	Dassault Systemes
3/26/14	Fieldglass	SAP
7/24/14	Quintiq	Dassault Systemes
7/31/14	TOA Technologies	Oracle
10/19/14	Exact Holding	Apax Partners

Selected Transaction Median Multiple

Median
LTM TEV / Revenue	3.4x

Jefferies applied its professional judgment and, based on the financial and operating profiles of the targets and terms of the transactions, identified what it believed to be representative multiple ranges for LTM TEV / Revenue and LTM TEV / EBITDA within the precedent transaction set. For LTM TEV / Revenue, Jefferies identified a representative multiple range of 2.50x to 4.00x. Jefferies then applied that range to the Company's LTM revenue and calculated a range of implied values per Ordinary Share of $10.40 to $15.49. A summary of the analysis is below.

	Comparable Transaction Multiple Range	Implied per Share Value Range
LTM TEV / Revenue	2.50x – 4.00x	$10.40 – $15.49

For LTM TEV/ EBITDA, Jefferies identified a representative multiple range of 11.0x to 13.0x. Due to the Company’s negative LTM EBITDA, however, applying the multiple range for LTM TEV / EBITDA to the Company's LTM EBITDA did not yield a meaningful range of implied values per Ordinary Share.

Jefferies then compared the ranges of implied values per Ordinary Share against the Merger Consideration of $12.65 per Ordinary Share.

No transaction utilized as a comparison in the selected transaction analysis is identical to the Merger. In evaluating the Merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis is not in itself a meaningful method of using comparable transaction data.

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Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending December 31, 2019 using management financial projections, discount rates ranging from 10.75% to 12.75%, which were based on a weighted average cost of capital analysis of the selected comparable companies listed above, and perpetuity growth rates ranging from 2.00% to 4.00%. To determine the implied total equity value for the Company, Jefferies subtracted total debt and added cash and cash equivalents to the implied enterprise value for the Company. This analysis indicated a range of implied values per share of approximately $12.47 to $18.60, compared to the Merger Consideration of $12.65 per Ordinary Share.

Other Information

For reference purposes only, using publicly available information, Jefferies analyzed the premiums offered in 29 selected transactions in the technology sector completed and pending since January 1, 2012 with transaction values greater than $200.0 million but less than $2.0 billion. For each of the selected transactions, Jefferies calculated the premium represented by the offer price or merger consideration over the target company’s closing stock price one trading day and 20 trading days prior to the transaction’s announcement. The analysis indicated the following premiums for those time periods prior to announcement:

Premiums Paid Percentages

Time Period Prior to Announcement	75th Percentile	Median	25th Percentile
1 Trading Day	48.6%	38.8%	27.2%
20 Trading Days	57.8%	40.7%	31.0%

Using a reference range of the 25th percentile and the 75th percentile for each of the time periods described above, Jefferies performed a premiums paid analysis using the closing prices of Ordinary Shares one trading day and 20 trading days prior to April 29, 2015. This analysis indicated a range of implied values of $12.07 to $14.10 per Ordinary Share with respect to the one trading day premium prior to the announcement and a range of implied values of $11.52 to $13.87 per Ordinary Share with respect to the 20 trading days premium prior to the announcement. Jefferies also performed a premiums paid analysis using the unaffected share price of the Ordinary Shares as of February 3, 2015 (the last day before a possible transaction was reported in a news publication) and using a reference range of the 25th percentile and 75th percentile for the 1 and 20 trading day premiums paid percentages, which indicated a range of implied values per share of $9.24 to $11.12. Each of the premiums paid implied values per share were compared to the Merger Consideration of $12.65 per Ordinary Share.

General

Jefferies’ opinion was one of many factors taken into consideration by our Board of Directors in making its determination to approve the Merger and should not be considered determinative of the views of our Board of Directors or management with respect to the Merger or the Merger Consideration.

Jefferies was selected by our Board of Directors based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

We have agreed to pay Jefferies a fee of approximately $5.2 million, $750,000 of which was payable upon delivery of Jefferies' opinion. We have also agreed to reimburse Jefferies for certain expenses incurred. We have also agreed to indemnify Jefferies against certain liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement. Jefferies and its affiliates in the past have provided financial advisory or financing services to certain affiliates of, or funds managed by, Francisco Partners, including, in the past two years, having acted as a financial advisor to a portfolio company of a fund managed by Francisco Partners in connection with a merger transaction, for which services Jefferies and its affiliates received compensation. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company for Jefferies' own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Company, Francisco Partners or entities that are affiliated with the Company, Francisco Partners, for which it would expect to receive compensation. Except as otherwise expressly provided in its engagement letter with the Company, Jefferies’ opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without Jefferies’ prior consent.

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Financing of the Merger

Under the Merger Agreement, consummation of the Merger is not conditioned on Parent’s receipt of financing for the Merger Consideration or Option Consideration that it will pay to our security holders. Therefore, if all conditions to consummation of the Merger have been fulfilled or waived, Parent will be required to proceed to such consummation, regardless of whether it has adequate internal or external financial resources to pay the related consideration.

Francisco Partners IV LP and Francisco Partners IV-A LP have provided an equity commitment letter with respect to the full amount of the Merger Consideration, to which we are a third party beneficiary and have the right to enforce its terms, subject to the terms and conditions set forth therein.

Material Tax Consequences of the Merger

Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including:

–	a bank or other financial institution;

–	a tax-exempt organization;

–	a retirement plan or other tax-deferred account;

–	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

–	an insurance company;

–	a mutual fund;

–	a real estate investment trust;

–	a dealer or broker in stocks and securities, or currencies;

–	a trader in securities that elects mark-to-market treatment;

–	a holder of Ordinary Shares subject to the alternative minimum tax provisions of the Code;

–	a holder of Ordinary Shares that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

–	a person that has a functional currency other than the United States dollar;

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–	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

–	a United States expatriate;

–	a person that entered into a voting agreement as part of the transactions described in this Proxy Statement; or

–	any holder of Ordinary Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Ordinary Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below). We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

–	a citizen or resident of the United States;

–	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

–	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

–	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and a United States Holder who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. Gain or loss will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Ordinary Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

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To the extent a United States Holder is subject to Israeli income tax on the disposition of Ordinary Shares, as discussed under Israeli Income Tax Consequences, such United States Holder may be eligible to claim a credit for such taxes against the U.S. federal income tax imposed on the disposition, subject to limitations.

Backup Withholding

Proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner of Ordinary Shares that is not a United States Holder.

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

–	certain former citizens or residents of the United States;

–	controlled foreign corporations;

–	passive foreign investment companies;

–	corporations that accumulate earnings to avoid United States federal income tax;

–	investors in pass-through entities that are subject to special treatment under the Code; and

–	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Ordinary Shares

Payments made to a non-United States Holder with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Ordinary Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Ordinary Shares pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

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Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary Shares. Each holder of Ordinary Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under Israeli law or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally up to 25% for Israeli individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of up to 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 30%. However, the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003. Companies are subject to the corporate tax rate (26.5% for the 2015 tax year) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli resident company whose shares are publicly traded on a stock exchange, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to the company’s initial public offering, that such capital gains are not subject to Section 101 of the Tax Ordinance, the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under Section 130A of the Tax Ordinance. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions; (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel; or (c) U.S. Treaty Resident, being an individual, was present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year. In each case, the disposition of such shares could be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Generally, the payment for the Ordinary Shares is subject to Israeli withholding tax at a rate of up to 26.5%. A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption.

In addition, we have filed with the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than 5 percent of the Ordinary Shares and that it purchased its shares after the initial public offering in June 22, 2000. Parent may hold payments to shareholders in escrow pending the receipt of a final ruling from the Israeli Income Tax Authority and the receipt of the required documentation as set forth in the ruling from a shareholder. Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling, or does not present a valid withholding certificate providing for a reduced withholding rate or an exemption from withholding, will be subject to the Israeli applicable withholding rate.

Our shareholders who acquired their shares prior to our initial public offering in June 22, 2000 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Options Tax Ruling

We have agreed, as soon as reasonably practicable after the execution of the Merger Agreement, to prepare and file, with the Israeli Tax Authority an application for a ruling providing, among other things, that: (i) Parent and/or anyone on their behalf will be exempt from withholding tax in respect of any consideration paid directly to ESOP Management and Trust Services Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee) for the purpose of Section 102 of the Tax Ordinance, and (ii) the payments made in respect of the Company’s options issued under Section 102(b) of the Tax Ordinance and Ordinary Shares issued upon exercise of the Company’s options or vesting of the Company’s Restricted Stock Units (which we refer to as RSUs) issued under Section 102(b) of the Tax Ordinance will not be treated as a breach of the provisions of Section 102(b) of the Tax Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102 of the Tax Ordinance. We refer to this ruling that we will be seeking as the Options Tax Ruling.

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Regulatory Matters

Antitrust Filings

The Company does not believe that any material anti-trust approvals are required with respect to the Merger, but will make all filings that are necessary and advisable.

Israeli Registrar of Companies

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Registrar of Companies:

–	Merger Proposal. We and Merger Sub are required to jointly file with the Israeli Registrar of Companies a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting. Under the Companies Law, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Registrar of Companies before the Merger can become effective.

–	Notice to Creditors. In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Registrar of Companies, and, within four (4) business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Registrar of Companies and, where necessary, elsewhere, and by making the merger proposal available for review. In addition, pursuant to the Companies Law, because we employ more than fifty (50) employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Registrar of Companies.

–	Shareholder Approval Notice. After the Meeting, and assuming the approval of the Merger thereat by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Registrar of Companies regarding the vote of the shareholders. At least 30 days must pass from the date of the Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that the shareholders of each of the merging companies approved the Merger Agreement and the Merger, and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Registrar of Companies that all of the conditions to the closing have been met and request that the Israeli Registrar of Companies issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Companies Law. Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Registrar of Companies will be required to register the Merger in the surviving company’s register and to issue the surviving company a certificate regarding the Merger.

Israeli Office of the Chief Scientist

The change in the composition of our shareholders in connection with the Merger and the transfer of control in the Company to a non-Israeli entity require the submission of notice to the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, referred to as the OCS. As a non-Israeli entity, Parent will also be required to execute an OCS undertaking as to its intention and commitment to strictly observe all of the requirements of the Law for the Encouragement of Industrial Research and Development, 5744-1984 and the regulations, rules and procedures promulgated thereunder (which we refer to as the Research Law), as applied to the Company, and to further act, in its capacity as a shareholder of the Company, to make all reasonable efforts in order to cause the Company to strictly comply with such statutory requirements. Under the Research Law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS. It is a condition to the closing of the Merger that Parent will execute and file with the OCS an undertaking in the standard form of the OCS. See “The Merger Agreement; Other Agreements-The Merger Agreement-Conditions to the Merger”.

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Israeli Tax Authority

Besides the Options Tax Ruling that we will seek from the Israeli Tax Authority, as described above, we have agreed to apply, in coordination with Parent, for a ruling concerning the Israeli withholding tax treatment of the Merger, which we refer to as the Withholding Ruling. The Merger Agreement provides that we shall cause our Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application for the Withholding Ruling. The Withholding Ruling that will be sought will address (i) exempting Parent, Merger Sub, the surviving company from the Merger and the Paying Agent from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifying that no such obligation exists, or (ii) clearly instructing Parent, Merger Sub, the surviving company and the Paying Agent how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify each holder. To the extent that prior to the closing of the Merger an interim Withholding Ruling is obtained, then all parties will act in accordance with that interim ruling, until such time that a final definitive Withholding Ruling is obtained. In the event that a Withholding Ruling (whether final or interim) is not obtained, Parent, Merger Sub, the surviving company and the Paying Agent may make such payments and withhold any applicable Israeli taxes in accordance with applicable law.

Other Approvals

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger. If Parent and the Company discover that other such material approvals or waiting periods are necessary, Parent and the Company will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of our Executive Officers and Directors in the Merger

In considering the recommendation of our Board of Directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other ClickSoftware shareholders. Our Board of Directors and Audit Committee were aware of these different or additional interests in determining to approve and adopt the Merger Agreement and the Merger, and to recommend to ClickSoftware shareholders that they vote in favor of the Merger Proposal.

Ordinary Shares

As of April 30, 2015 (the date of the Merger Agreement), the executive officers and directors of ClickSoftware held an aggregate of 3,145,026 Ordinary Shares, or 9.1% of the outstanding Ordinary Shares. The outstanding Ordinary Shares deemed beneficially owned by our executive officers and directors include options that are expected to be vested at the time of completion of the Merger. Outstanding Ordinary Shares held by executive officers and directors of ClickSoftware will be treated in the Merger in the same manner as Ordinary Shares held by all other shareholders of ClickSoftware (i.e., they will entitle the holders thereof to receive the Merger Consideration), except that all the options held by Dr. Moshe BenBassat (or companies controlled by him), who is our CEO and a director, will be fully accelerated upon consummation of the Merger and the options of three of our other executive officers will be accelerated as follows: 50% of all of the executive officers that have not already vested under their original vesting schedule, shall become vested and exercisable upon consummation of the Merger and all remaining options have not already vested under their original vesting schedule, shall continue to vest in accordance with their original vesting schedule and shall become vested and exercisable upon the earlier of (a) nine months after consummation of the Merger, or (b) termination of employment by the Company or a subsidiary without "Cause" (as defined in such officer's employment agreement), or (c) termination of such officer's employment agreement by the officer due to an adverse change in his scope of responsibility or compensation terms.

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ClickSoftware Share Options

As of May 5, 2015, the total number of Ordinary Shares issuable upon the exercise of options and RSUs held by the executive officers and directors of ClickSoftware as a group (10 persons) was 1,185,982. These options have exercise prices ranging from $0.01 to $9.71 per Ordinary Share and a weighted average exercise price of $6.97 per share.

At the Effective Time, each outstanding vested option to acquire one Ordinary Share, that is then vested and exercisable, will be canceled in consideration for the payment of, an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option, with such payment to be subject to applicable withholding taxes. The receipt of Option Consideration is subject, in the case of an option subject to the capital gains route of Section 102 of the Tax Ordinance, to the requirements of such Section 102. At the Effective Time, each outstanding Company option that is unvested (which we refer to as an Unvested Company Option), shall be assumed by Parent and substituted by the right to receive, on each Applicable Vesting Period (as defined in the Merger Agreement), for each Unvested Company Option that would otherwise have vested on such Applicable Vesting Period, an amount (without interest) equal to the spread between the exercise price of such option and the Merger Consideration (which we refer to as the Assumed Consideration), less applicable Taxes required to be withheld with respect to such payment. All other terms of the Unvested Company Options shall continue to be subject to the terms of the respective Company share plans and award agreements. From and after the Effective Time, all Company Unvested Options shall no longer be outstanding and shall cease to exist, and each holder of an Unvested Company Options shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Assumed Consideration payable hereunder.

Options held by our executive officers and directors will be treated in the Merger identically to all other options, as described above.

The above-described accelerated vesting of options held by certain of our executive officers was approved by our Compensation Committee and Board of Directors, in keeping with the requirements of the Companies Law.

Bonuses and other Payments upon a Change in Control

Indemnification and Insurance

Pursuant to the Merger Agreement, Parent has agreed that, (i) at the Effective Time the Surviving Corporation will assume the obligations pursuant to any indemnification agreements between ClickSoftware and any current or former directors or officers of ClickSoftware and any indemnification provisions under ClickSoftware’s organizational documents; and (ii) prior to the Effective Time the Company may acquire officers’ and directors’ liability insurance for seven years after the Effective Time so long as the aggregate premium of such policy will not exceed 250% of the annual premium currently paid by ClickSoftware for its officers’ and directors’ liability insurance. See “The Merger Agreement; Other Agreements`-The Merger Agreement-Indemnification and Insurance.”

Executive Arrangements after the Merger

There are currently no agreements or understandings regarding amendments to current terms of executive arrangements after the Merger.

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THE MERGER AGREEMENT; OTHER AGREEMENTS

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 61.

The Merger Agreement

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, a wholly-owned indirect subsidiary of Parent, will be merged with and into the Company, with the Company surviving the Merger and becoming a wholly-owned indirect subsidiary of Parent. As a result, after the effective time of the Merger (which we refer to as the Effective Time), the ordinary shares of the Company (which we refer to as the Ordinary Shares) will no longer be publicly traded. The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of the Company’s shareholders in person or by proxy (not including abstentions and broker non-votes), excluding the voting power of any Ordinary Shares that are held by Merger Sub, Parent or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates (we refer to such shareholder approval as the Required Shareholder Vote).

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares held in the treasury of the Company or owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time, which shall be canceled and retired without any consideration therefor) will be automatically canceled and converted into the right to receive US$12.65 in cash (which we refer to as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable taxes.

Effective as of the Effective Time, each outstanding and unexercised option that is vested and exercisable option to purchase Ordinary Shares will be cancelled and exchanged for the right to receive an amount in cash equal to the spread between the exercise price of such option and the Merger Consideration.

The proceeds payable to the holders of such options will be subject to any withholdings required by applicable law and in the case of options that were issued under the capital gains route of Section 102 of the Tax Ordinance, the proceeds will be held by the Section 102 Trustee until such proceeds become distributable in accordance with that provision, the agreement with such trustee and applicable law.

At the Effective Time, each outstanding Company option that is unvested (which we refer to as an Unvested Company Option), shall be assumed by Parent and substituted by the right to receive, on each Applicable Vesting Period (as defined in the Merger Agreement), for each Unvested Company Option that would otherwise have vested on such Applicable Vesting Period, an amount (without interest) equal to the spread between the exercise price of such option and the Merger Consideration (which we refer to as the Assumed Consideration), less applicable Taxes required to be withheld with respect to such payment. All other terms of the Unvested Company Options shall continue to be subject to the terms of the respective Company share plans and award agreements under which they were granted. From and after the Effective Time, all Company Unvested Options shall no longer be outstanding and shall cease to exist, and each holder of an Unvested Company Options shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Assumed Consideration payable thereunder.[1]

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Representations and Warranties

The Merger Agreement contains a number of representations made by the Company on the one hand, and by the Parent and Merger Sub on the other hand. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made for purposes of specific provisions of the Merger Agreement and are subject to qualifications and limitations referenced therein, some of which are contained in confidential disclosure schedules. In addition, certain representations and warranties were made as of a specified date or may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

–	due organization, good standing and qualification;

–	compliance by the Company and its subsidiaries with their respective charter documents;

–	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby and enforceability of the Merger Agreement against the Company;

–	board and shareholders actions;

–	absence of any conflict with charter documents, laws, agreements and instruments;

–	required consents and filings with governmental entities;

–	capitalization;

–	ownership of subsidiaries;

–	accuracy and sufficiency of documents filed with the SEC and of this Proxy Statement; the status of the Company as a “foreign private issuer”; conformity of the Company’s financial statements with applicable accounting requirements and that the financial statements fairly present, in all material respects, the consolidated financial positions of the Company;

–	absence of undisclosed liabilities;

–	the absence of any Material Adverse Effect (as defined below) since December 31, 2014;

–	material contracts;

–	real property and leases;

–	personal property and good title to assets and leaseholds;

–	intellectual property matters;

–	compliance with laws relating to encryption and other restricted technology and export laws;

–	the absence of certain restrictions on the conduct of the business;

–	product warranties and claims;

–	compliance with data privacy requirements;

–	taxes;

–	employee benefit plans;

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–	labor and employment matters;

–	availability of and compliance with permits to conduct the business;

–	compliance with law; FCPA matters

–	environmental matters;

–	absence of material pending or threatened legal proceedings;

–	insurance matters;

–	related party transactions;

–	absence of any obligation to pay brokers’ or other similar fees;

–	receipt of opinion of financial advisor;

–	the inapplicability of anti-takeover laws;

–	material suppliers and customers;

–	accounts receivable; and

–	accuracy of statements in this Proxy Statement.

Representations made by the Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

–	due organization and good standing;

–	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby and enforceability of the Merger Agreement against the Parent and Merger Sub;

–	absence of any conflict with organizational documents, laws, agreements and instruments;

–	required consents and filings with governmental entities;

–	absence of material pending or threatened legal proceedings;

–	accuracy of statements in this Proxy Statement;

–	no ownership of shares in the company;

–	absence of any obligation to pay brokers’ or other similar fees;

–	the operations of Merger Sub;

–	board approvals; and

–	adequacy of funds.

Significant portions of the representations and warranties of the Company are qualified as to “materiality” or “Material Adverse Effect.” A Material Adverse Effect means any change, effect, condition, circumstance, event or development (which we refer to as a Change), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in the Merger Agreement, that has had, is or is reasonably likely to have a material adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its subsidiaries, taken as a whole, or (b) the Company’s ability to timely consummate the Merger or to perform its obligations under the Merger Agreement and any related agreements. However, to the extent that any Change (by itself or when aggregated or taken together with any and all other Changes) results from or arises out of any of the following, it will not be deemed to be or constitute a Material Adverse Effect (unless any such change described in the first four bullets and the sixth bullet below disproportionately affects the Company and the Company’s subsidiaries, taken as a whole, as compared to other companies operating in the same industry as the Company):

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–	general economic conditions (or changes in such conditions) in the State of Israel or the United States, or conditions in the global economy generally;

–	conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States, Israel or elsewhere in the world where the Company and any of its subsidiaries operate;

–	general conditions (or changes in such conditions) affecting the industries in which the Company and the Company’s subsidiaries conduct business;

–	changes after the date hereof in law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes after the date hereof in U.S. generally accepted accounting principles (which we refer to as GAAP) or other accounting standards applicable to the Company or the Company’s subsidiaries (or the authoritative interpretation thereof);

–	any act of terrorism, war (whether declared or otherwise, and including the worsening or escalation of any pre-existing conflict), national or international calamity, natural disaster and other force majeure events in the State of Israel, the United States of America or any other country or region in the world where the Company or any of the Company’s subsidiaries has operations (but excluding damage to the assets or properties of the Company or the Company’s subsidiaries);

–	any action or omission required by law or at the request or with the written consent of Parent;

–	any failure, in and of itself, by the Company to meet internal projections or forecasts or published revenue or earnings predictions (but in each case excluding any of the underlying reasons for, factors contributing to, or results of, any such changes, which shall constitute and/or be taken into consideration in the determination of “Material Adverse Effect”); or

–	resulting from, arising out of or otherwise related to the public announcement or consummation (or anticipated consummation) of the Merger (including the identities of Parent and Merger Sub), or of any action required by the terms of the Merger Agreement or otherwise with the consent or agreement of Parent or Merger Sub.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive following the consummation of the Merger.

Conduct of Business by the Company

The Company has agreed that until the Effective Time, the Company and its subsidiaries will carry on their business in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as conducted prior to the date of the Merger Agreement and in compliance in all material respects with all applicable laws, and use commercially reasonable efforts consistent with past practice to preserve substantially intact its business organization, keep available the services of its current officers, employees and consultants and preserve their current relationships with its customers, suppliers, distributors, licensors, licensees and others having significant business relations with them, and will not take any action which would adversely affect or be reasonably likely to delay in any material respect the ability of either Parent or Merger Sub to obtain the necessary approvals for the consummation of the Merger. The Company has further agreed generally to not take, and to not permit its subsidiaries to take, the following actions (subject in each case to certain exceptions provided in the Merger Agreement and in confidential disclosures provided by the Company to Parent) prior to the Effective Time without the prior written consent of Parent:

–	amend the Company’s organizational documents or other comparable charter or organizational documents of any subsidiary of the Company;

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–	issue, sell, pledge, dispose of, grant, transfer, encumber, authorize or deliver (or agree or commit to do so) any securities of the Company or its subsidiaries, except for the issuance and sale of Company Shares pursuant to Company Options or Company RSUs outstanding on the date of the Merger Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their present terms;

–	directly or indirectly acquire, repurchase, redeem or otherwise acquire any securities of the Company or its subsidiaries;

–	(a) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital; (b) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by any direct or indirect subsidiary to the Company or to a different subsidiary; or (c) enter into or modify any shareholders rights agreement, rights plan, “poison pill,” or other similar agreement or instrument;

–	propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by the Merger Agreement;

–	incur, prepay, repurchase, assume or materially modify any indebtedness for borrowed money or guarantee any indebtedness for borrowed money of another person or issue any debt securities or other rights to acquire any debt securities of the Company or any of the Company’s subsidiaries, except for (a) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof a copy of which was made available to Parent or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (b) loans or advances between the Company and any direct or indirect subsidiaries, or between any direct or indirect subsidiaries;

–	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness for borrowed money of any other person, except with respect to obligations of direct or indirect wholly-owned subsidiaries of the Company incurred in the ordinary course consistent with past practice of such subsidiary’s business;

–	make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of the Company’s subsidiaries of not more than $10,000 per employee;

–	mortgage or pledge any of its or the subsidiaries’ material assets, tangible or intangible or create exist any lien thereupon (other than certain permitted liens);

–	except as may be required by applicable law or the terms of any employee plan or employment agreement as in effect prior to the date of the Merger Agreement, and except for the grant of bonuses to certain employees of the Company or its subsidiaries, in an aggregate amount not to exceed $750,000 to employees as pre-approved by Parent, (a) enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, change of control, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any current or former director, officer, employee or other service provider, (b) increase the compensation or benefits payable or to become payable to any current or former director, officer, employee or other service provider, pay or agree to pay any special bonus or special remuneration to any such person, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof, make any loans to any such person (other than advancement of business expenses in the ordinary course of business and consistent with past practices of not more than $10,000 per employee), or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise, (c) announce, implement, or effect any reduction in labor force, layoff, early retirement program, severance program or other program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, (d) adopt or enter into any collective bargaining agreement, works council agreement or other labor union Contract applicable to its employees, or (e) hire or engage any new employee, officer, director or other service provider of the Company or any of the Company Subsidiaries, or terminate the employment thereof, other than hiring or firing of employees or other service providers with total annual compensation not in excess of $75,000 per employee or other service provider, as applicable, and $200,000 in the aggregate and in the ordinary course of business consistent with past practice;

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–	except as may be required as a result of a change in applicable law or in GAAP, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

–	(a) acquire or license any material amount of assets, or (b) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $50,000 or, in the aggregate, are in excess of $150,000, except for capital expenditures and acquisitions of assets or licenses that are contemplated by the Company’s 2015 budget made available to Parent prior to the date of the Merger Agreement;

–	acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner): (a) any business or other person or any material equity interest therein or (b) any assets that are material, individually or in the aggregate, to the Company and the Company’s subsidiaries;

–	enter into any contract (other than inter-company contracts) with respect to a joint venture, strategic alliance or partnership that is material to the Company and the Company’s subsidiaries, taken as a whole;

–	other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets of the Company or the Company’s subsidiaries, which are material to the Company and the Company’s subsidiaries, taken as a whole;

–	prepare or file any income tax return or other material tax return in a manner inconsistent with past practice or, on any such tax return, take any material position inconsistent with past practice, make or change any tax election, settle or otherwise compromise any material claim relating to taxes, settle any material dispute relating to taxes, adopt or change any accounting method in respect of taxes, enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, request any ruling or similar guidance with respect to taxes;

–	(a) discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of $250,000 individually or $500,000 in the aggregate, other than the payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s reports to the SEC, (b) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $100,000, or (c) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

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–	except in the ordinary course of business consistent with past practice, (a) enter into any contract that would constitute a material contract, (b) modify or amend in any material respect any material contract, (c) terminate any material contract, or (iv) waive, release, or assign any material rights or claims under any material contract;

–	apply for or accept (a) any government grant from the OCS or any other governmental authority, which government grant is extended to support the Company’s research and development operations, or (b) any material government grants from any other governmental authority;

–	transfer, sell lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, or allow to lapse or expire or otherwise dispose of any of the material assets, intellectual property rights, product lines, or businesses of the Company or any subsidiary, other than (a) pursuant to contracts in effect as of, and disclosed to Parent prior to the date of the Merger Agreement, or (b) in connection with the license of software products or the distribution, sale or license of other products or services, in each case, in the ordinary course of business consistent with past practice;

–	enter into, engage in or amend any transaction or contract with any subsidiary, related party or any interested parties;

–	customize the source code of any software product for any customer or other third party for which customization of the intellectual property rights associated therewith is not retained by the Company;

–	enter into any contract that limits in any material respect either the type of business in which the Company or a subsidiary (or, after the Effective Time, Parent or its subsidiaries) may engage or the manner or locations in which it may so engage in any business, or would require the Company or the Company’s subsidiaries to deal exclusively with a person or related group of persons;

–	cancel or fail to in good faith seek to renew any material insurance policies;

–	except as expressly permitted in the Merger Agreement, take any action that would reasonably be expected to result in any of the conditions to the closing of the Merger not being satisfied or intended to prevent, or materially impair or materially delay the ability of the Company to consummate the Merger and the transactions contemplated under the Merger Agreement; or

–	enter into a contract, or otherwise resolve or agree, to take any of the foregoing actions.

Company Shareholders Meeting and Board Recommendation

The Company has agreed, no later than the third business day following the execution of the Merger Agreement, to duly call, give notice of and convene (in accordance with applicable law) a special meeting of the Company’s shareholders (which we refer to as the Meeting) for the purpose of obtaining the Required Shareholder Vote.

The Company has agreed, as promptly as practicable following the execution of the Merger Agreement (and in any event no later than on the fifth business days thereof), to prepare a proxy statement relating to the Meeting and form of proxy in connection with the vote of the shareholders of the Company with respect to obtaining the Required Shareholder Vote.

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Merger Proposal

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered and, within three days from the date of notice of the Meeting, filed with the Israeli Registrar of Companies. The Company and Merger Sub have further agreed to timely provide notice to their secured creditors, if any, in accordance with Section 318 of the Companies Law and to timely inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law. As the Company does not have any secured creditors, no such notice was required.

In addition, each of the Company and, if applicable, Merger Sub, agreed to timely (i) publish a notice to its creditors in two daily Hebrew newspapers circulated in Israel, a newspaper circulated in New York City and in such other manner as may be required by applicable law, (ii) send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law), if any, of which the Company or Merger Sub, as applicable, is aware, and (iii) display in a prominent place at the Company’s premises, a copy of the notice published in the daily Hebrew newspaper. The requisite notice to the Company’s creditors in two daily Israeli Hebrew newspapers, and the English notice in a New York City newspaper shall be published within three business days as of the date of this Proxy, as required under Israeli regulations.

No Solicitation of Transactions

The Company has agreed that neither it nor any of its subsidiaries, nor any of their respective directors, officers, employees, agents (including financial and legal advisers) and other representatives will:

–	immediately cease any and all existing discussions, communications or negotiations with any Persons (other than Parent, Merger Sub and their Representatives) conducted heretofore with respect to any Acquisition Proposal (as defined below);
–	directly or indirectly solicit, initiate, or cooperate with the making, submission or announcement of, or encourage, facilitate or assist the making of, any Acquisition Proposal;
–	furnish to any person or entity any non-public information relating to the Company or any of its subsidiaries, or afford to any person or entity access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company’s subsidiaries, in each case, that has made, submitted or announced, or would reasonably be expected to make, submit or announce, or with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, the making, submission or announcement of an Acquisition Proposal, or participate or engage in any discussions or negotiations with any person or entity with respect to an Acquisition Proposal or Acquisition Transaction (as defined below);
–	resolve or publicly propose to take any actions detailed in the bullet points above.

The term “Acquisition Proposal” means any inquiry, offer or proposal whether in writing or otherwise (other than an offer or proposal by Parent or Merger Sub) made by a person or group (as defined under the Exchange Act) relating to or that is reasonably likely to lead to an Acquisition Transaction.

The term “Acquisition Transaction” means any transaction or series of related transactions relating to (i) any direct or indirect acquisition, purchase, sale, disposition, license, lease, exchange or transfer of 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole (measured based on either book value or fair market value), or to which 20% or more of the Company’s consolidated revenues or earnings are attributable, (ii) any direct or indirect acquisition, sale or purchase (including by merger, consolidation or otherwise) of 20% or more of any class of equity or voting securities of the Company or any of the Company Subsidiaries, (iii) any tender offer or exchange offer that if consummated would result in any Person (other than Parent or Merger Sub) beneficially owning 20% or more of any class of equity or voting securities of the Company or any of the Company Subsidiaries or of any resulting, surviving or successor company, (iv) any merger, share exchange, consolidation, business combination, recapitalization, reorganization, joint venture, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, (v) any combination of the foregoing, or (vi) any other transaction the consummation of which would reasonably be expected to interfere with, materially delay or prevent the consummation of the Merger, in each case other than the Merger.

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However, prior to receipt of the Required Shareholder Vote, if the Company’s Board of Directors (or any committee thereof) determines in good faith (after consultation with outside legal counsel) that the failure to take the any of the following actions would reasonably be expected to breach its fiduciary duties to the Company and its shareholders under applicable law, the Company may:

–	participate or engage in discussions or negotiations with any person or entity that has made a bona fide, written Acquisition Proposal that did not result from a material violation of the restrictions mentioned above under “No Solicitation of Transactions” and that the Company’s Board of Directors (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes, or would reasonably be expected to lead to, a Superior Proposal, pursuant to a confidentiality agreement (which shall contain standstill covenants) that is no less favorable to the Company than the confidentiality agreement the Company entered with FP; and/or

–	furnish to any person or entity that has made an Acquisition Proposal of the type described in the preceding bullet any non-public information relating to the Company or any of its subsidiaries and/or afford to such person or entity access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries.

The term “Superior Proposal” means any bona fide written Acquisition Proposal to acquire 100% of the equity or voting securities or consolidated total assets of the Company and its subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets, and on (A) terms that the Company’s Board of Directors (or any committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of such Acquisition Proposal, would be more favorable to the Company’s shareholders (in their capacity as such) than the Merger, and (B) which the Company’s Board of Directors determines in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed in a timely manner on the terms proposed, taking into account all financial, regulatory, legal, financing and other aspects of such proposal.

The Company is required to notify Parent at least 24 hours before any meeting of the Company’s Board of Directors or any committee thereof at which it might reasonably be expected to determine whether an Acquisition Proposal constitutes a Superior Proposal.

The Company may only engage in the discussions or negotiations that are permitted pursuant to the bullet points above for a period of eighteen days following the Company’s Board of Directors’ determination described above, after which the Company’s Board of Directors must again make such determination and follow the requirements described above and below.

In the event of the Company wishes to take the actions in the bullet points above, then within 24 hours following such determination, the Company must give Parent written notice of the Company’s intention to participate or engage in such discussions or negotiations with, or furnish non-public information access to, such person or entity, and as soon as reasonably practicable after furnishing any non-public information about the Company and its subsidiaries to such person or entity (and in any event within 24 hours thereafter), the Company must furnish such non-public information to Parent to the extent such information has not been previously furnished to Parent.

The Company is required to notify Parent promptly (but in no event later than 24 hours) after receipt by the Company, its subsidiaries or its representatives of an Acquisition Proposal, any request for information that would reasonably be expected to lead to an Acquisition Proposal or any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal. The Company is required to provide such notice orally and in writing and to identify the terms and conditions of such Acquisition Proposal, request or inquiry and the identity of the person or group making such Acquisition Proposal, request or inquiry, and to keep Parent informed on a prompt basis of the status and terms of such Acquisition Proposal, request or inquiry (but in no event later than 24 hours following the occurrence of any material change to any such Acquisition Proposal, including any change to the terms and conditions of such Acquisition Proposal and of any withdraw of such Acquisition Proposal).

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Neither the Company nor its Subsidiaries may terminate, waive, amend or modify, or grant permission under, any standstill, non-compete, non-solicitation or confidentiality provision in any agreement to which it or any of its subsidiaries is or becomes a party, and both the Company and its subsidiaries and their representatives must use commercially reasonable efforts to enforce such standstill, non-compete, non-solicitation and confidentiality provisions if the Company becomes aware of any material breach thereof by any party subject thereto.

Board Recommendation

Neither our Board of Directors nor any committee thereof is permitted to

–	withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, its recommendation to vote “for” the approval and adoption of the Merger Proposal;

–	approve, endorse or recommend or propose to approve, endorse or recommend, any Acquisition Proposal or Acquisition Transaction; or

–	enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement, whether or not binding, relating to any Acquisition Proposal or Acquisition Transaction (other than a confidentiality agreement (which contains standstill covenants) that is no less favorable to the Company, than the confidentiality agreement entered into with FP).

However, at any time prior to the approval of the Merger Proposal by the Company’s shareholders, if (i) the Company receives a written, bona fide Acquisition Proposal (which did not result in a violation any standstill obligations to the Company); (ii) such Acquisition Proposal did not result from a material breach by the Company of any terms of the Merger Agreement; and (iii) the Company’s Board of Directors (or any committee thereof) concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then the Company’s Board of Directors (or any committee thereof) may:

–	take the actions described in the first two bullets listed above with respect to a Superior Proposal; and/or

–	terminate the Merger Agreement in order to enter into a written definitive agreement with respect to a Superior Proposal.

Prior to taking the actions described in the above bullets, the Company must notify Parent in writing that it intends to take such actions and describe in reasonable detail the reasons for such actions, identify the person or entity making such Superior Proposal and include a copy of any proposed agreement or other documentation with respect to such Superior Proposal. If Parent so desires, the Company must also negotiate in good faith with Parent for five business days in order to make adjustments to the terms of the Merger Agreement and at the conclusion of such five business day period, the Company’s Board of Directors (or any committee thereof) must have determined in good faith (after consultation with its outside legal counsel and financial advisors), and after giving effect to any adjustments to the terms of the Merger Agreement that may have been proposed by Parent, that such Acquisition Proposal continues to constitute a Superior Proposal, and that the failure to take the actions described in the above bullets with respect to such Superior Proposal would reasonably be expected to breach its fiduciary duties to the Company and its shareholders under applicable law. In the event of any material revisions to the terms of any such Superior Proposal (including any change to the price or form of consideration or in financing), the Company shall be required to deliver a new notice to Parent and to again comply with the requirements described in this paragraph, except that the five business-day period will be deemed a three business-day period.

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Efforts to Consummate the Merger

Each of Parent and the Company has agreed to use its respective commercially reasonable efforts to effect the transactions set out in the Merger Agreement in the most expeditious manner practicable. In addition, Parent and the Company shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, and effect all applications, notices, petitions and filings (including those required in the US and in Israel), obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities which are necessary or advisable to consummate the transactions envisaged by the Merger Agreement, and shall consult with each other with respect to the obtaining of all such permits, consents, approvals, and authorizations.

Each of Parent and the Company agreed to cooperate with each other in good faith to promptly determine whether any approvals are required to be or should be made to, from or by any governmental authority under any applicable antitrust law in connection with the transactions contemplated hereby, and promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such approvals that Parent and the Company determined are required to be or should be made or obtained in connection with the transactions contemplated hereby. At this time, Parent and the Company believe that no material filings are required under applicable antitrust laws are required. If any filings are subsequently determined to be required, as required under the Merger Agreement, Parent and the Company will work expeditiously to make such filings and obtain any related approvals.

From and after the date hereof and until all approvals by governmental authorities required in connection with the Merger and the other transactions contemplated by the Merger Agreement have been obtained, each of the Company and Parent are prohibited from operating their respective businesses in such manner or taking any action that would reasonably be expected to increase in any material respect the risk of not obtaining any such approval from a governmental authority.

Each of Parent and the Company have agreed to cooperate and coordinate with each other in the making of such filings, supply each other with any information that may be required in order to make such filings and supply any additional information that reasonably may be required or requested by any governmental authorities of any applicable jurisdiction in which any such filing is made under any antitrust laws.

In addition, each of Parent and the Company have agreed to use reasonable commercial efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under antitrust laws applicable to the Merger as soon as practicable (and in any event, prior to the Outside Date), including by seeking early termination thereof, to the extent applicable, to not take any action with the effect of extending any review or waiting period under applicable antitrust laws, and to obtain any required approvals under any antitrust laws applicable to the Merger as soon as reasonably practicable (and in any event, prior to the Outside Date), and to eliminate any impediment to the consummation of the Merger under any antitrust laws, including using reasonable commercial efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as any governmental authority may assert under any applicable antitrust laws with respect to the Merger.

Notwithstanding the foregoing, nothing in the Merger Agreement will be deemed to require Parent, the surviving company from the Merger or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the surviving company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a governmental authority or any other person or for any other reason.

Parent has executed and delivered an undertaking in customary form in favor of the OCS to comply with applicable law in connection with the Merger. Please refer to “The Merger-Regulatory Matters-Israeli Office of the Chief Scientist” above for a description of this requirement.

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Indemnification and Insurance

The Merger Agreement provides that the rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company acting in such capacities as provided in the charter documents of the Company and any indemnification or other agreements of the Company as in effect on the date of the Merger Agreement will be assumed by the surviving company in the Merger and will survive the Merger and continue in full force and effect in accordance with their terms; however, those obligations will be subject to any limitation imposed from time to time under applicable law.

The Merger Agreement also provides that prior to the Effective Time, the Company will purchase a directors’ and officers’ liability insurance policy covering those persons who, as of immediately prior to the Effective Time, are covered by the Company’s current directors’ and officers’ liability insurance policy, on terms no less favorable to the insured parties than those of the Company’s present directors’ and officers’ liability insurance policy, for a period of seven years after the Effective Time, so long as the aggregate premium of such policy will not exceed 250% of the annual premium currently paid by the Company for its officers’ and directors’ liability insurance. In the alternative, Parent may cause the surviving company to purchase a “tail” policy providing for such coverage.

Financing

Parent has represented to the Company in the Merger Agreement that Parent shall have at the Effective Time available funds necessary to consummate the Merger and to pay the Exchange Fund and the Option Consideration and all other payments due by Parent under the Merger Agreement, as evidenced by the commitment Letter provided to the Company by Francisco Partners IV LP and Francisco Partners IV-A LP. Parent has indicated to us that it expects to finance the costs associated with the Merger from cash resources from Francisco Partners IV LP and Francisco Partners IV-A LP, as well as from bank debt. There is no financing contingency (a/k/a “financing out”) in the Merger Agreement.

Tax Rulings

The Company agreed to cause its Israeli counsel, advisors and/or accountants, in coordination with Parent, to prepare and file with the Israeli Income Tax Authority an application for a Withholding Ruling. The Withholding Ruling that will be sought will address (i) exempting Parent, Merger Sub, the surviving company from the Merger and the Paying Agent from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifying that no such obligation exists, or (ii) clearly instructing Parent, Merger Sub, the surviving company and the Paying Agent how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify each holder. To the extent that prior to the closing of the Merger an interim Withholding Ruling is obtained, then all parties will act in accordance with that interim ruling, until such time that a final definitive Withholding Ruling is obtained. In the event that a Withholding Ruling (whether final or interim) is not obtained by the fifteenth (15th) calendar day of the month following the month during which the Effective Time occurs, Parent, Merger Sub, the surviving company and the Paying Agent may make such payments and withhold any applicable Israeli taxes in accordance with applicable law.

The Company also agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to Parent and Merger Sub for a ruling providing, among other things, that: (i) Parent and anyone on its behalf will be exempt from withholding tax in respect of any consideration paid directly to the Section 102 Trustee for the purpose of Section 102 of the Tax Ordinance, or paid to the Paying Agent, the Company and/or its subsidiaries, and (ii) the payments made in respect to the Company’s options issued under Section 102(b) of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of the Company’s RSUs issued under Section 102(b) of the Tax Ordinance will not be treated as a breach of the provisions of Section 102(b) of the Tax Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102 of the Tax Ordinance.

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Certain Other Covenants

The Merger Agreement contains additional covenants, including covenants relating to access to information, transaction litigation, obtaining resignations of directors as of the Closing, making inapplicable any antitakeover statutes, cooperation in connection with the preparation of this Proxy Statement, public announcements, notices of certain events, cooperation in connection with the de-listing of the Ordinary Shares from NASDAQ and the deregistration of the Ordinary Shares under the Exchange Act, and the Meeting.

Conditions to the Merger

Company Conditions

The Company’s obligation to effect the Merger is conditioned upon the satisfaction or waiver (in writing), on or prior to the closing date, of all of the following conditions:

–	the Required Shareholder Vote has been obtained;

–	any waiting periods (and any extensions thereof) applicable to the Merger have expired or been terminated;

–	as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and at least 30 days have elapsed after the Required Shareholder Vote and the approval by the shareholder of Merger Sub have been obtained;

–	no governmental authority of competent jurisdiction has enacted, issued, granted or promulgated any law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger;

–	the representations and warranties of Parent and Merger Sub contained in the Merger Agreement that are qualified or limited by a materiality, Material Adverse Effect or other similar standard are true and correct in all respects, and all other representations and warranties of the Parent and Merger Sub contained in the Merger Agreement are true and correct in all material respects, in each case, as of the date of the Merger Agreement and as of the Effective Time as if made on and as of the Effective Time, except to the extent such representations and warranties by their terms speak as of a specific date, which representations and warranties will have been true and correct as of such date;

–	Parent and Merger Sub shall have performed in all material respects each of the obligations that are to be performed by them under the Merger Agreement at or prior to the Effective Time;

–	receipt of a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger, and in their names by a duly authorized officer thereof, certifying that the conditions set forth in the previous two bullet points have been satisfied;

–	Parent shall have executed and filed with the OCS an undertaking in the OCS’ standard form;

–	Parent shall have deposited a certain amount of the Merger Consideration and the Option Consideration with the Paying Agent; and

–	the Company shall have received the Certificate of Merger for the Merger from the Israeli Registrar of Companies.

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Parent and Merger Sub Conditions

Parent’s and Merger Sub’s obligations to effect the Merger are conditioned upon the satisfaction or waiver (in writing) at or prior to the closing date of the following conditions:

–	the Required Shareholder Vote has been obtained;

–	any waiting periods (and any extensions thereof) applicable to the Merger have expired or been terminated;

–	as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and at least 30 days have elapsed after the Required Shareholder Vote and the approval by the shareholder of Merger Sub have been obtained;

–	no governmental authority of competent jurisdiction has enacted, issued, granted or promulgated any law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger;

–	Merger Sub shall have received the Certificate of Merger for the Merger from the Israeli Registrar of Companies;

–	(i) the accuracy, in all respects, of certain representations and warranties of the Company in the Merger Agreement (related to organization; good standing and qualification; company charter documents; corporate power and enforceability; board and shareholders actions; non-contravention; required governmental approvals; company capitalization; and company subsidiaries); (ii) the accuracy, in all respects, of representations and warranties of the Company in the Merger Agreement that are qualified or limited by a materiality, Material Adverse Effect or similar standard; and (iii) the accuracy, in all material respects, of all other representations and warranties of the Company in the Merger Agreement, in the case of each of clauses (i) through (iii) above, as of the date of the Merger Agreement and as of the Effective Time as if made on and as of the Effective Time, except to the extent such representations and warranties speak as of a specific date, in which case the applicable standard of accuracy must be true as of such date;

–	the Company shall have performed in all material respects each of the obligations that are to be performed by it under the Merger Agreement at or prior to the Effective Time;

–	since the date of the Merger Agreement, no event, change, effect or development has occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect following the execution and delivery of the Merger Agreement;

–	receipt of a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in the previous three bullet points have been satisfied;

–	all required approvals of, and notifications to, certain contractual counter parties of the Company concerning the consummation of the Merger shall have been provided or obtained (as applicable);

–	there are no pending or threatened legal proceedings: (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) relating to the Merger and seeking to obtain from the Company or any of its subsidiaries, any damages or other relief that may be material, or (iii) that would materially and adversely affect the right of Parent, the surviving company or any subsidiary of Parent to (x) own the assets and operate the business of the Company and its subsidiaries, taken as a whole or (y) prohibit or limit the exercise by Parent of any material right pertaining to ownership of the share capital of the surviving company.

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Termination Provisions

The Merger Agreement may be terminated at any time before the Effective Time by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the Effective Time by either Parent or the Company if:

–	the Merger is not consummated by August 28, 2015 (which we refer to as the Outside Date) (this right to terminate is not available to a party whose material breach has been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date);

–	a governmental authority of competent jurisdiction has formally issued a permanent, final and non-appealable order or injunction or enacted, granted or promulgated any law or took any other action with the effect of permanently enjoining, restraining or otherwise prohibiting or preventing the Merger; (this right to terminate is not be available to a party if such order, injunction, law or other action was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement or under any related agreement or the breach of certain representations, warranties, covenants and agreements in the Merger Agreement); or

–	the Meeting has been held and the Required Shareholder Vote has not been obtained.

The Merger Agreement may also be terminated prior to the Effective Time by Parent under any of the following circumstances:

–	by Parent in the event that the Company’s Board of Directors (or a committee thereof) has failed to reaffirm publicly its recommendation that the Company’s shareholders vote “for” the approval and adoption of the Merger Proposal (or, following receipt of the Required Shareholder Vote, to reaffirm its determination that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders) within three (3) business days after Parent so requests in writing (which request may be made at any time following public disclosure of an Acquisition Proposal (whether or not a Superior Proposal); provided that Parent may not make more than two (2) such requests in the aggregate following the disclosure of any Acquisition Proposal and provided, further, that the Parent may not make any such request during the 18 day period during which the Company may negotiate alternative transactions as described above under “No Solicitations of Transactions”; or

–	there has been a breach by the Company of any of its representations, warranties, covenants or obligations contained in the Merger Agreement, which breach would result in the failure to satisfy the relevant condition described above, and which breach has not been cured, or cannot be cured, within 20 business days after receipt of notice of such breach (this right to terminate would not be available to Parent if it is in breach of the Merger Agreement in any material respect); or

–	following the execution and delivery of the Merger Agreement, a Material Adverse Effect has occurred.

The Merger Agreement may also be terminated prior to the Effective Time by the Company under any of the following circumstances:

–	there has been a breach by Parent or Merger Sub of any of their representations, warranties, covenants or obligations contained in the Merger Agreement, which breach would result in the failure to satisfy by the Outside Date the relevant condition described above, and which breach has not been cured, or cannot be cured, within 20 business days after receipt of notice of such breach (this right to terminate will not be available to the Company if the Company is in breach of the Merger Agreement in any material respect); or

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–	in order to immediately enter into a written definitive agreement with respect to a Superior Proposal in accordance with the provisions described above under “Board Recommendation”, provided that the Company pays the $21,930,000 termination fee described below in advance of or substantially concurrently with such termination.

Effect of Termination

Upon termination, the Merger Agreement shall be of no further force or effect, and there shall be no liability on the part of, Merger Sub, the Company, or their respective officers, directors, stockholders, shareholders, or affiliates, except that certain limited provisions relating to confidentiality, announcements, fees and expenses and other general provisions shall survive termination and provided that no party shall be relieved from liability for any fraud or willful breach of any of its representations, warranties, or covenants.

Termination Fees

The Merger Agreement requires that we pay Parent a termination fee of $13,158,000 within two (2) Business Days after demand by Parent, in the event that the Merger Agreement is terminated by Parent due to a breach by the Company of any of its representations, warranties, covenants or agreements that would reasonably be expected to give rise to, individually or in the aggregate, a Material Adverse Effect.

The Merger Agreement requires that we pay Parent a termination fee in the amount of $6,579,000 in the event that the Merger Agreement is terminated by Parent or the Company at any time prior to the Effective Time due to the Company's failure to obtain the Required Shareholder Vote after the final adjournment of the Meeting. This termination fee shall be due within two (2) Business Days after such termination of the Merger Agreement.

The Merger Agreement requires that we pay Parent a termination fee of $21,930,000 within two (2) Business Days after demand by Parent in the event that:

•	the Merger Agreement is terminated by Parent or the Company due to the Required Shareholder Vote not being achieved after the final adjournment of the Meeting, and after the date of the Merger Agreement and within 12 months following such termination of the Merger Agreement the Company enters into a definitive agreement to effect, or actually consummates, a Qualifying Transaction (which is defined as an Acquisition Transaction (as defined in the section titled “No Solicitation of Transactions” above), except that references to “20%” in that definition shall instead be deemed to be references to “50%.”), provided, however, that in such case the termination fee shall be paid upon and subject to the consummation of such Qualified Transaction and in this case the $6,579,000 fee payable as above will be deducted from this termination fee;

•	the Merger Agreement is terminated by Parent in the event that the Company’s Board of Directors (or a committee thereof) has failed to reaffirm publicly its recommendation that the Company’s shareholders vote “for” the approval and adoption of the Merger Proposal (or, following receipt of the Required Shareholder Vote, to reaffirm its determination that the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders) within three (3) business days after Parent so requests in writing (which request may be made at any time following public disclosure of an Acquisition Proposal (whether or not a Superior Proposal); provided that Parent may not make more than two (2) such requests in the aggregate following the disclosure of any Acquisition Proposal and provided, further, that the Parent may not make any such request during the 18 day period during which the Company may negotiate alternative transactions as described above under “No Solicitations of Transactions”; or

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•	the Merger Agreement is terminated by Parent, at any time prior to the receipt of the Required Shareholder Vote, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal in accordance with the Merger Agreement, provided that the Company pays Parent this termination fee, in advance of or substantially concurrently with such termination.

The payment of the termination fee shall be the exclusive remedy of the Parent and Merger Sub subject to certain exclusions in the Merger Agreement, except for any fraud or willful breach of any representation, warranty, covenant, agreement, obligation or other provision of this Agreement. “Willful breach” means any act or failure to act by a party to the Merger Agreement in circumstances where the officers or directors of such party had actual knowledge that the taking of such act or the failure to take such act would cause a breach of the Merger Agreement.

Specific Performance

The parties to the Merger Agreement agreed that they will be entitled, in addition to any other remedy at law or in equity, to seek an injunction, specific performance and other equitable relief to prevent or restrain breaches, or threatened or imminent breaches, of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Expenses

All fees and expenses will be borne by the party incurring such fees or expenses, except that expenses associated with the printing, filing and mailing of this Proxy Statement and any amendments or supplements to this Proxy Statement and the solicitation of the Company’s shareholders will be borne by the Company and the Company will pay all of the administrative filing fees required to be paid in connection with any filing made under any applicable Antitrust Laws in connection with the transactions contemplated by the Merger Agreement.

Amendments

The parties may amend the Merger Agreement at any time prior to the Effective Time, provided that, after the Required Shareholder Vote has been obtained, no amendment may be made that requires the approval of the Company’s shareholders under applicable law without obtaining the approval of such amendment by the Company’s shareholders.

Governing Law

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any other jurisdiction.

Voting Agreements

In connection with the execution of the Merger Agreement, the BenBassat Group entered into the Voting Agreements with Parent and Merger Sub, pursuant to which they have agreed, subject to the terms and conditions thereof, at every meeting of ClickSoftware’s shareholders called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, to vote its Ordinary Shares (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement, including agreements ancillary thereto; and (ii) against (1) any Acquisition Proposal or Acquisition Transaction (other than the Merger Agreement or the transactions contemplated thereby, including the Merger) or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or any document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of Merger or the other transactions contemplated by the Merger Agreement including agreements ancillary thereto or the performance by the BenBassat Group of its obligations under the Voting Agreements, in each case unless such shares have already been voted pursuant to an irrevocable proxy executed and delivered to the Parent by the BenBassat Group solely to vote its shares in accordance with the aforementioned provisions. The Voting Agreements will terminate on the first to occur of: (i) the termination of the Merger Agreement pursuant to the termination provisions set forth therein, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

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MARKET PRICE INFORMATION

Our Ordinary Shares are listed for trading on the NASDAQ Global Select Market under the symbol “CKSW.” The following tables set forth the high and low market prices for our Ordinary Shares on the NASDAQ Global Select Market for the periods indicated:

	ClickSoftware
	As traded on the NASDAQ
	Global Select Market		Dividends
	High	Low	Declared
2012
First Quarter	$12.98	$9.48	-
Second Quarter	$12.96	$8.02	-
Third Quarter	$8.74	$7.09	-
Fourth Quarter	$8.72	$6.88	$0.24
2013
First Quarter	$9.06	$7.91	-
Second Quarter	$8.37	$7.01	-
Third Quarter	$8.42	$5.84	-
Fourth Quarter	$7.57	$5.88	$0.21
2014
First Quarter	$10.68	$7.27	-
Second Quarter	$10.26	$7.34	-
Third Quarter	$8.96	$7.57	-
Fourth Quarter	$8.08	$6.77	-
2015
First Quarter	$9.30	$7.05	-
Second Quarter
(through April 30, 2015)	$12.42	$8.78	-

On April 29, 2015, the last full trading day prior to date of the public announcement that we had entered into the Merger Agreement with Parent and Merger Sub, the closing price per Ordinary Share on the NASDAQ Global Select Market was $9.82. On May 6, 2015, the most recent practicable date, the closing price per Ordinary Share on the NASDAQ Global Select Market was $12.45.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE ORDINARY SHARES.

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BENEFICIAL OWNERSHIP OF ORDINARY SHARES

Major Shareholders, Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares, as of May 5, 2015 (or such other dates as indicated), by: (1) each person who we believe beneficially owns 5% or more of our outstanding Ordinary Shares, and (2) all of our directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of Ordinary Shares outstanding as of the record date for the Meeting and includes the number of Ordinary Shares underlying options that are exercisable within sixty (60) days from the date of the record date. Ordinary Shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

	Number of Ordinary Shares Held	Percentage of Outstanding Ordinary Shares(1)
Dr. Moshe BenBassat(2)	2,506,579	7.4%
Idit BenBassat(3)	1,781,735	5.4%
G. Nicholas Farwell(4)	2,164,200	6.5%
FMR LLC(5)	2,818,376	8.5%
Soros Fund Management LLC(6)	3,130,000	9.4%
Vector Capital, L.L.C.(7)	1,928,529	5.8%
Offices and directors as a group(8) (10 Persons)	3,145,026	9.1%

(1)	The percentages shown are based on 33,297,303shares issued and outstanding as of May 5, 2015.

(2)	Includes (i) 308,000 options to purchase the Company’s ordinary shares, exercisable upon or before completion of the Merger held by Dr. BenBassat; (ii) 1,718,579 shares held by Dr. BenBassat and (iii) 480,000 options to purchase the Company’s Ordinary Shares exercisable upon completion of the Merger held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. BenBassat (the “Plataine Options”). The Plataine Options were granted by the Company in connection with services provided to the Company by Dr. BenBassat through Plataine Technologies Ltd. The Plataine Options are reported as beneficially owned in their entirety by both Idit BenBassat, on the amendment to Schedule 13G she filed on February 13, 2015, and by Dr. BenBassat, herein, because of their shared control of Plataine Technologies Ltd.; however, they constitute only a single set of options.

(3)	Based on Amendment No. 4 to Schedule 13G filed with the SEC on February 13, 2015 by Idit BenBassat, and which reflects holdings as of December 31, 2014. Includes 1,491,944 shares held by Idit BenBassat and 289,791 options to purchase the Company’s Ordinary Shares exercisable or before completion of the Merger held by Plataine Technologies Ltd., an Israeli corporation controlled by Idit BenBassat and Dr. Moshe BenBassat. The Plataine Options were granted by the Company in connection with services provided through Plataine by Dr. Moshe BenBassat to the Company. The Plataine Options are reported as beneficially owned in their entirety by both Dr. Moshe BenBassat and Idit BenBassat on the amendments to Schedule 13G that each filed because of their shared control of Plataine Technologies Ltd., but constitute only a single set of options.

(4)	Based solely on information provided by G. Nicholas Farwell to us on March 1, 2015.

(5)	Based solely on Amendment No. 5 to Schedule 13G filed with the SEC on February 13, 2015 by FMR LLC and certain of its affiliates, which reflects holdings as of December 31, 2014. Edward C. Johnson 3d, together with family members, is reported as being deemed to control FMR LLC.

(6)	Based solely on Amendment No. 1 to Schedule 13F filed with the SEC on December 31, 2014 by Soros Fund Management LLC and its affiliates George Soros and Robert Soros, which reflects holdings as of December 31, 2014.

(7)	Based solely on Schedule 13D filed with the SEC on March 6, 2015 by Vector Capital, L.L.C. and its affiliates Vector Capital IV, L.P., Vector Capital Partners IV, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital Partners III, L.P. and Alexander R. Slusky, which reflects holdings as of February 25, 2015.

(8)	Includes1,185,982 Ordinary Shares for which options and RSUs exercisable upon completion of the Merger, but does not include 197,189 Ordinary Shares for which options granted to officers which will not be exercisable upon completion of the Merger but will continue to vest following completion of the Merger.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about ClickSoftware and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

–	Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 25, 2015; and

–	Report of Foreign Private Issuer on Form 6-K submitted on May 5, 2015 (only the GAAP financial statements with respect to the quarter ended March 31, 2015 attached to the press release attached as Exhibit 99.1 thereto).

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 contains a detailed description of our business, and certain risk factors in connection with the purchase or holding of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED MAY 7, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

DR. ISRAEL BOROVICH
Chairman of the Board of Directors

Petach Tikva, Israel

May 7, 2015

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CLICKSOFTWARE TECHNOLOGIES LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 11, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER AND MERGER AGREEMENT DESCRIBED IN PROPOSAL 1 AND “FOR” THE OTHER PROPOSAL DESCRIBED BELOW.

Proposal 1:

To approve, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel of the merger of the Company with Merger Sub, a wholly-owned subsidiary of Parent, including approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration), without any interest thereon, subject to the withholding of any applicable taxes, for each Ordinary Share held as of immediately prior to the Effective Time; (iv) the conversion of each outstanding vested option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option (the receipt of such cash is subject, in the case of an option subject to the capital gains route of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, to the requirements of such Section 102); and (v) all other transactions and arrangements contemplated by the Merger Agreement.

☐ FOR          ☐ AGAINST           ☐ ABSTAIN

Proposal 2:

To act upon any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

☐ FOR           ☐ AGAINST          ☐ ABSTAIN

Directions (Proposal 1)

If you are Merger Sub, Parent or a person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates (as described in the Proxy Statement) and wish to vote “For” or “Against” Proposal 1, you should not fill out this proxy card but should instead contact David Goldstein, (our VP General Counsel) at David.Goldstein@ClickSoftware.com, telephone: +972-3-765-9400 in Israel, who will advise you as to how to submit your vote.

Please sign, date and return the card promptly in the accompanying envelope.

NOTE: Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the person named on the shares certificate has died, please submit evidence of your authority. If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer's office. If a partnership, please sign in the partnership name by an authorized person.

Dated:

Signature:

Signature if held jointly:
Printed Name:

Address:

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

Optimizer TopCo S.a.r.l.,

Optimizer Merger Holdings Ltd.

and

ClickSoftware Technologies Ltd.

Dated as of April 30, 2015

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company’s shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

OPTIMIZER TOPCO S.A.R.L.,

OPTIMIZER MERGER HOLDINGS LTD.

and

CLICKSOFTWARE TECHNOLOGIES LTD. .

Dated as of April 30, 2015

THIS DRAFT DOCUMENT IS NOT A CONTRACT, NOR DOES IT MAKE OR ACCEPT AN OFFER FOR A CONTRACT OR MEMORIALIZE ANY AGREEMENT BETWEEN THE PARTIES. NO AGREEMENT, ORAL OR WRITTEN, REGARDING OR RELATING TO ANY OF THE MATTERS COVERED BY THIS DRAFT HAS BEEN ENTERED INTO BETWEEN THE PARTIES. THIS DOCUMENT, IN ITS PRESENT FORM OR AS IT WILL HEREAFTER BE REVISED BY EITHER PARTY, WILL NOT BECOME THE AGREEMENT OF THE PARTIES UNLESS AND UNTIL IT HAS BEEN SIGNED BY DULY AUTHORIZED REPRESENTATIVES OF ALL PARTIES AND SIGNATURE PAGES HAVE BEEN EXCHANGED. THE PARTIES RESERVE THE RIGHT TO MAKE FURTHER COMMENTS AND CHANGES TO THIS DOCUMENT INCLUDING SUCH COMMENTS AND CHANGES BASED UPON THE RESULTS OF CONTINUOUS DUE DILIGENCE AND FURTHER REVIEW OF THIS DOCUMENT.

i

ii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of April 30, 2015 by and among Optimizer TopCo S.a.r.l, a Luxembourg corporation (“Parent”), Optimizer Merger Holdings Ltd., a company organized under the laws of the State of Israel that is a wholly owned subsidiary of Parent (“Merger Sub”), and ClickSoftware Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and together as the “Parties.” Certain capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

RECITALS

WHEREAS, the Company Board has (a) determined that it is in the best interests of the Company, and declared it advisable, to enter into this Agreement providing for the merger (the “Merger”), in accordance with the ICL, of Merger Sub with and into the Company, with the Company continuing as the corporation surviving the Merger (the “Surviving Company”), and has determined in accordance with Section 315 of the ICL that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the Closing, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (c) resolved and agreed to recommend approval and adoption of this Agreement and the Merger by the Company Shareholders in a shareholders meeting to be convened;

iii

WHEREAS, the Board of Directors of Merger Sub has (i) approved this Agreement and declared it advisable for Merger Sub and Parent, as its sole shareholder, to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, (ii) has determined in accordance with Section 315 of the ICL that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors existing as of immediately prior to the Closing, (iii) directed that this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted to Parent for adoption and approval in accordance with the provisions of this Agreement and the ICL, including Sections 314-327 thereof; and (iv) determined to recommend that Parent, as its sole shareholder, approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of Parent has duly approved and declared advisable, this Agreement, the Merger and the other transactions contemplated by this Agreement, and, in connection with the execution and delivery of this Agreement, Parent, in its capacity as sole shareholder of Merger Sub, has adopted and approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as an inducement thereto, Parent Moshe BenBassat and Idit BenBassat have entered into a voting agreement (the “Voting Agreement”) attached hereto as Exhibit B, pursuant to which each such shareholder is agreeing to take specified actions in furtherance of the Merger, including actions relating to the approval of the Merger and adoption of this Agreement by the Company’s shareholders at the Company Shareholders Meeting.

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1           Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any inquiry, offer or proposal, whether in writing or otherwise (other than an offer or proposal by Parent or Merger Sub), made by a Person or group (as defined in or under Section 13(d) of the Exchange Act) relating to, or that is reasonably likely to lead to, an Acquisition Transaction.

4

“Acquisition Transaction” shall mean any transaction or series of related transactions relating to (i) any direct or indirect acquisition, purchase, sale, disposition, license, lease, exchange or transfer of 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole (measured based on either book value or fair market value), or to which 20% or more of the Company’s consolidated revenues or earnings are attributable, (ii) any direct or indirect acquisition, sale or purchase (including by merger, consolidation or otherwise) of 20% or more of any class of equity or voting securities of the Company or any of the Company Subsidiaries, (iii) any tender offer or exchange offer that if consummated would result in any Person (other than Parent or Merger Sub) beneficially owning 20% or more of any class of equity or voting securities of the Company or any of the Company Subsidiaries or of any resulting, surviving or successor company, (iv) any merger, share exchange, consolidation, business combination, recapitalization, reorganization, joint venture, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, (v) any combination of the foregoing, or (vi) any other transaction the consummation of which would reasonably be expected to interfere with, materially delay or prevent the consummation of the Merger, in each case other than the Merger.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, through one of more intermediaries, controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” shall mean the Voting Agreement and other agreements and instruments provided for, contemplated herein or executed and delivered in connection with this Agreement.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition.

“Applicable Vesting Period” shall mean: (i) with respect to holders of Unvested Company Options which are Section 102 Options (A) the date that is the later of (x) the Section 102 Trust Period applicable to such Unvested Company Option, and (x) the lapse of the first quarter following the Effective Date, and thereafter, (B) on the last day of each succeeding quarter, and (ii) with respect to holders of Unvested Company Options which are not Section 102 Options, the last day of each succeeding quarter following the Effective Date.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in the City of New York, New York or the State of Israel are authorized by Law or executive order to be closed

5

“Company Balance Sheet” shall mean the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2014.

“Company Balance Sheet Date” shall mean December 31, 2014.

“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property Rights” shall mean Intellectual Property Rights (including any applications therefor) (a) owned, used or filed by the Company or any of the Company Subsidiaries; (b) incorporated by the Company or any of the Company Subsidiaries in their products, research and development processes; or (c) licensed (either express or implied) to the Company or any of the Company Subsidiaries, in each case, that are used in the conduct of the business of the Company or any of the Company Subsidiaries as currently conducted and as currently proposed to be conducted, in each case of (a), (b) and (c) excluding any Shrink-Wrap Licenses.

“Company Material Adverse Effect” shall mean any change, effect, circumstance, event or development, (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that has had, is, or is reasonably likely to have, a material adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) the ability of the Company to timely consummate the Merger or to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, no Change (by itself or when aggregated or taken together with any and all other Changes) to the extent resulting from or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect”:

(i)          general economic conditions (or changes in such conditions) in the State of Israel or the United States of America, or conditions in the global economy generally;

(ii)         conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States of America, Israel or elsewhere in the world where the Company and any of its Subsidiaries operate;

(iii)        general conditions (or changes in such conditions) affecting the industries in which the Company and the Company Subsidiaries conduct business;

(iv)        changes after the date hereof in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes after the date hereof in GAAP or other accounting standards applicable to the Company or the Company Subsidiaries (or the authoritative interpretation thereof);

(v)         any act of terrorism, war (whether declared or otherwise, and including the worsening or escalation of any pre-existing conflict), national or international calamity, natural disaster and other force majeure events in the State of Israel, the United States of America or any other country or region in the world where the Company or any of the Company Subsidiaries has operations (but excluding damage to the assets or properties of the Company or the Company Subsidiaries);

6

(vi)        any action or omission required by Law;

(vii)       any action or omission at the request or with the written consent of Parent;

(viii)      any failure, in and of itself, by the Company to meet internal projections or forecasts or published revenue or earnings predictions (but in each case excluding any of the underlying reasons for, factors contributing to, or results of, any such changes, which shall constitute and/or be taken into consideration in the determination of “Company Material Adverse Effect”)); or

(ix)         resulting from, arising out of or otherwise related to the public announcement or consummation (or anticipated consummation) of the Merger (including the identities of Parent and Merger Sub, or of any action required by the terms of this Agreement or otherwise with the consent or agreement of Parent or Merger Sub).

unless any such Change described in clauses (i) through (iv) and (vi) disproportionately affects the Company and the Company Subsidiaries, taken as a whole, as compared to other companies operating in the same industry as the Company.

“Company Options” shall mean any options to purchase Company Shares outstanding under the Company Share Plan.

“Company RSUs” shall mean each award of restricted stock units outstanding under the Company Share Plan.

“Company Shares” shall mean Ordinary Share, par value NIS 0.02 per share, of the Company.

“Company Share Plan” shall mean the Company’s 2000 Share Incentive Plan as amended and restated on July 15, 2010, the 2003 Israeli Share Incentive Plan as amended and restated on July 15, 2010 and the Company’s Approved Share Option Scheme Rules as amended by the Board on December 6, 2006 and on April 23, 2013 (the “UK Plan”).

“Company Shareholders” shall mean holders of Company Shares.

“Company Software” shall mean all Software used in or necessary for the conduct of the business of the Company or any of the Company Subsidiaries and owned or held for use by the Company or any of the Company Subsidiaries.

“Company Subsidiaries” shall mean any Subsidiary of the Company.

“Company Technology” shall mean all Technology used in or necessary for the conduct of the business of the Company or any of the Company Subsidiaries and owned or held for use by the Company or any of the Company Subsidiaries.

7

“Contract” shall mean any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease, license, sublicense or other legally binding instrument or arrangement.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Environmental Law” shall mean all applicable federal, state, local, provincial or foreign Laws, codes, rules, orders, ordinances, permits, requirements, final governmental determinations, statutes and regulations promulgated thereunder, relating to pollution or the protection, preservation, conservation or regulation of the environment, the disposal or release of Hazardous Substances, or imposition of requirements relating to public or employee health and safety, including without limitation, the following statutes and all regulations promulgated thereunder: the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990, the Israeli Hazardous Substances Law, 1993, the Israeli Abatement of Nuisances Law, 1961, the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq; any state or local statute of similar effect; and any Laws relating to protection of the environment which regulate the management or disposal of Hazardous Substances.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934.

“Expenses” shall mean, with respect to a Person, all fees and expenses, including all out-of-pocket expenses (including all fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates), incurred by or on behalf of such Person in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby, including any bonus or other payments to employees paid in connection with the transactions contemplated hereby and the preparation, printing, filing and mailing, as the case may be, of the Proxy Statement and other required filings and any amendments or supplements thereto, and the solicitation of the Company Shareholder Approval and all other matters related to the transactions contemplated hereby.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States of America.

8

“Governmental Authority” shall mean any government, any governmental, quasi-governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any arbitrator, court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, in each case whether federal, state, county, provincial, and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of the Company Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of the Company Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the OCS, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Substance” means petroleum, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum by products, polychlorinated biphenyls, asbestos, nano-particles and any other chemicals, compounds, elements, materials, substances or wastes which are currently defined or regulated as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “infectious medical waste,” “toxic substances,” “toxic pollutants,” “toxic air pollutants,” “hazardous air pollutants,” “pollutants,” or “contaminants” in or under any Environmental Law, and any other material, substance or waste for which liability or standards of conduct may be imposed under Environmental Law, including materials exhibiting the characteristics of ignitability, corrosivity, reactivity or toxicity characteristic leaching procedure, as such terms are defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any applicable Environmental Law.

“ICL” shall mean the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [new version] 5743-1983 that continue to be in effect) and the regulations promulgated thereunder.

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“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of State of Israel or any foreign jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, Internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, and product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) source code, confidential and proprietary information, or non-public processes, that derive economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems, techniques, specifications, Technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (v) copyrights, whether registered or unregistered, and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vi) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (vii) all applications, registrations and permits related to any of the foregoing clauses; and (viii) any and all other similar proprietary rights in any jurisdiction.

“Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (i) rights in, arising out of, or associated with Works of Authorship; (ii) rights in, arising out of, or associated with Inventions or Patents (“Patent Rights”); (iii) rights in, arising out of, or associated with Trademarks (“Trademark Rights”); and (iv) rights in, arising out of, or associated with Trade Secrets and (v) rights in, arising out of, or associated with Copyrights.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness whether or not contingent, for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities, (g) all monetary obligations under interest rate swaps, currency swaps, collars, caps, hedging and other derivative and similar arrangements (valued at the termination date thereof), including all obligations or unrealized losses pursuant to hedging or foreign exchange arrangements or similar transactions, and (h) any liability of others described in clauses (a) through (g) above which such Person has guaranteed or that is otherwise such Person’s legal liability and including in clauses (a) through (g) above any accrued and unpaid interest, penalties or premiums thereon or other fees and expenses paid or required to be paid to satisfy such Indebtedness.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy.

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“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“ITA” shall mean the Israeli Tax Authority.

“Joint Venture Interests” shall mean interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Company Subsidiary and in which the Company or one or more of the Subsidiaries owns an equity interest.

“Key Employee” shall mean the employees set forth in Exhibit C.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual or constructive knowledge of any director or Key Employee of the Company after reasonable inquiry, provided however that each Key Employees shall be required to conduct the foregoing inquiry only with respect to the issues which are in such Key Employee’s fields of expertise or responsibilities.

“Law” shall mean any and all applicable federal, state, local, provincial, municipal, foreign or other law, statute, treaty, constitution, principle of common law, ordinance, code, rule, regulation, Order or other requirement of any kind issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, claim, complaint, investigation, petition, demand, subpoena, hearing, audit, warning letter, litigation, arbitration or other similarly formal proceeding or request for information (in each case, whether civil, criminal or administrative and whether at law or in equity), brought by or pending before any Governmental Authority.

“Liabilities” shall mean, with respect to a Person, any direct or indirect liability, obligation, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, responsibility or commitment of any kind including, without limitation, debts, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations (whether pecuniary or not, including obligations to perform or forebear from performing acts or services), fines or penalties of such Person whether known or unknown, asserted or unasserted, determined, determinable or otherwise, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, incurred or consequential, due or to become due, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP.

“Lien” shall mean any lien, mortgage, security interest, Tax lien, attachment, levy, charge, preference, claim, prior claim, hypothec, assignment, restriction, imposition, pledge, easement, covenant, encroachment, warrant, lease, sublease, license, sublicense, title defect, right to possession, priority or other security agreement, option, warrant, attachment, right of first offer or refusal, transfer restriction, preemption right, conversion right, put right, call right, conditional sale, encumbrance, conditional sale or title retention arrangement, or any other interest in, restriction on transfer of or preferential arrangement with respect to property, securities or assets (or the income or profits therefrom) having substantially the same economic effect, whether consensual or nonconsensual and whether arising by agreement or under any Law or otherwise.

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“Material Customer” any of the top twenty (20) customers (based on 2014 fiscal year revenues) of the Company and the Company Subsidiaries, taken as a whole.

“Material Supplier” any of the top twenty (20) suppliers (based on 2014 fiscal year expenditures) of goods (including Software or services to the Company and the Company Subsidiaries, taken as a whole.

“Nasdaq” shall mean The NASDAQ Capital Market.

“OCS” shall mean the Office of the Chief Scientist of the Israeli Ministry of Economy.

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research and Development Law, 1984.

“Open Source Materials” means software or other material that is distributed as “copyleft,” “free software,” “open source software” or under similar licensing or distribution terms (including, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

“Order” shall mean any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and the Company Subsidiaries in accordance with GAAP as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; and (iv) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially impair the business operations of the Company or its Subsidiaries (in the manner presently carried on by the Company or its Subsidiaries).

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“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Representative” shall mean, with respect to any Person, any direct or indirect Affiliate of such Person, or any officer, director, manager, employee, investment banker, attorney or other authorized agent, advisor or representative of such Person or any direct or indirect Affiliate of such Person.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Section 102” shall mean Section 102 of the Ordinance.

“Section 102 Option” shall mean any Company Option that was granted pursuant to Section 102(b) of the Ordinance.

“Section 102 RSUs” shall mean any Company RSU that was granted pursuant to Section 102(b) of the Ordinance.

“Section 102 Securities” shall mean, collectively, Section 102 Options, Section 102 RSUs and Section 102 Shares.

“Section 102 Shares” shall mean any Company Shares that were issued upon exercise of Section 102 Options and/or vesting of Section 102 RSUs.

“Section 102 Trust Period” shall mean the minimum trust period required by Section 102 according to the applicable tax route.

“Section 102 Trustee” shall mean ESOP Management and Trust Services Ltd., appointed to serve as trustee pursuant to Section 102 and approved by the ITA.

“Securities Act” shall mean the United States Securities Act of 1933.

“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Software Product” means Software that is licensed or sublicensed or otherwise offered, provided, distributed, made available, or commercialized (including by the way of “Software as a service” offerings, on a hosted basis, or otherwise), or is being developed and contemplated to be commercially released on or before December 31, 2015, by or for the Company or any Company Subsidiary to any other Person. Except for purposes of Section 3.16(a), references to Software Products also refer to Updates of such Software Products.

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“Shrink-Wrap License” means a generally and commercially available license, having standardized terms, granting end users the right to use generally and commercially available off-the-shelf Software available for a cost of not more than $5,000 funds, for a fully-paid up license for a single user or work station (or $25,000 in the aggregate for all users and work stations) and that is not material to the business of the Company or any Company Subsidiary or their conduct.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, including by way of controlling fifty percent (50%) of the “means of control” of such Person as defined in the ICL.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal to acquire one hundred percent (100%) of the equity or voting securities or consolidated total assets of the Company and the Company Subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets, and on (A) terms that the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of such Acquisition Proposal, would be more favorable to the Company Shareholders (in their capacity as such) than the Merger, and (B) which the Company Board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed in a timely manner on the terms proposed, taking into account all financial, regulatory, legal, financing and other aspects of such proposal.

“Tax” shall mean (i) any and all federal, state, provincial, local and foreign taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, excise, franchise, employment, social security and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Section 59A of the Code) (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty or other like assessment or charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

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“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

Section 1.2           Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

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Term	Section Reference
102 Amounts	Section 2.8(d)
Agreement	Preamble
Approval	Section 3.6
Assignee	Section 10.3
Capitalization Date	Section 3.7(a)
CERCLA	Section 3.26(d)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.2
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.8(g)
Companies Registrar	Section 2.3
Company	Preamble
Company Board Recommendation	Section 5.3(a)
Company Disclosure Letter	Article IV
Company Products	Section 3.14(b)
Company Reports	Section 3.9
Company Securities	Section 3.7(b)
Company Shareholder Approval	Section 3.3
Company Shareholders Meeting	Section 5.7(a)
Copyrights	Section 1.1
Customer Transferred IP	Section 3.14(b)
Effective Time	Section 2.3
Employee Plans	Section 3.22(a)
ERISA Affiliate	Section 3.22(a)
Exchange Fund	Section 2.8(b)
FCPA	Section 3.25(b)
Financial Statements	Section 3.10(a)
Funded International Employee Plan	Section 3.22(i)
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 5.8(b)
Inventions	Section 1.1
IPL	Section 3.14(b)
ITA	Section 2.8(g)
Joint Venture Interests	Section 1.1
Leased Real Property	Section 3.14(b)
Leases	Section 3.14(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.13(a)
Material Customer	Section 1.1
Material Employee Plans	Section 3.22(a)
Material Supplier	Section 1.1

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Maximum Annual Premium	Section 3.14(b)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)
Merger Proposal	Section 7.3(a)
Merger Sub	Preamble
Non-U.S. Employee Plan	Section 3.14(b)
OECD Convention	Section 3.25(b)
Option Consideration	Section 2.7(c)(i)
Options Tax Ruling	Section 5.8(b)
Outside Date	Section 9.1(c)
Parent	Preamble
Patent Rights	Section 1.1
Patents	Section 1.1
Paying Agent	Section 2.8(a)
Paying Agent Agreement	Section 2.8(a)
Payor	Section 2.8(g)
Permits	Section 3.14(b)
Personal Data	Section 3.14(b)
Primary Company Executives	Section 3.22(h)
Privacy Laws	Section 3.14(b)
Prohibited Payment	Section 3.25(b)
Proxy Statement	Section 5.7(a)
R&D Sponsor	Section 3.14(b)
Registered Intellectual Property	Section 3.14(b)
Related Party	Section 3.29
Section 102 Plan	Section 3.22(i)
Shrink-Wrap License	Section 1.1
Software Product	Section 1.1
Subsidiary Charter Documents	Section 3.6
Subsidiary Securities	Section 3.8(d)
Surviving Company	Recitals
Tax Returns	Section 3.21(a)
Termination Fee	Section 9.3(a)(i)
Third Party IP	Section 3.14(b)
Trade Secrets	Section 1.1
Trademark Rights	Section 1.1
Trademarks	Section 1.1
Transition Period SEC Report	Section 5.9(b)
Uncertificated Shares	Section 2.8(c)
WARN	Section 3.14(b)
Withholding Tax Ruling	Section 5.8(b)
Works of Authorship	Section 1.1

Section 1.3           Certain Interpretations.

(a)          Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

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(b)          Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed, in each case, to be followed by the words “without limitation.”

(c)          The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)          Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(e)          Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f)          Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g)          When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h)          Except as otherwise indicated, (i) all references in this Agreement to dollar amounts and to “$” are intended to refer to U.S. dollars, and (ii) all references in this Agreement to “NIS” are intended to refer to New Israeli Shekels.

(i)          Any reference to a law or statute shall include such law or statute, as amended (including by succession of comparable successor statutes), and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto, unless the context requires otherwise.

(j)          The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(k)         Unless otherwise expressly provided, wherever the consent of any Person is required or permitted herein, such consent may be withheld in such Person’s sole and absolute discretion.

(l)          Unless the context otherwise requires “or” is disjunctive but not necessarily exclusive.

(m)        Terms used herein that are not defined herein but are defined in GAAP have the meanings ascribed to them therein.

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(n)          References to any Person include the successors and permitted assigns of that Person.

(o)          References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(p)          If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(q)          The English language version of this Agreement shall be controlling (and any translation of this Agreement into the Hebrew language shall be for the convenience of the Parties only and shall not be taken into account in connection with the construction or interpretation of this Agreement).

(r)          The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1           The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall merge with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and shall (a) become a wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2           The Closing. Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) shall occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, Ramat-Gan, Israel, at 10:00 a.m. (local time) not later than on the second (2nd) Business Day following the date on which each of the conditions set forth in Article VIII is satisfied or, to the extent permitted by Law, waived by the Party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), or at such other time, date and location as the Parties shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

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Section 2.3           Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and informing the Companies Registrar that all conditions to the Merger under the ICL and this Agreement have been met (together with any other documentation required to be submitted to the Companies Registrar, whether under this Agreement, the Merger Proposal, by the Israeli Companies Registrar or otherwise) and setting forth the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 2.4           Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5           Memorandum and Articles of Association.

(a)          At the Effective Time, the articles of association of Merger Sub (the “Surviving Articles”), as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

(b)          Unless otherwise determined by Parent prior to the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company until thereafter amended as provided therein or by applicable Law.

Section 2.6           Directors and Officers.

(a)          Directors. The directors of the Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Articles.

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(b)          Officers. At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.7           Effects on Share Capital.

(a)          Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(i)          Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive $12.65 in cash (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld, upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii)         Parent-Owned Shares and Stock Held in Treasury. Each Company Share held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii)        Share Capital of Merger Sub. Each Ordinary Share, having no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and non-assessable Ordinary Share, having no par value, of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)          Adjustment to the Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

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(c)          Company Options.

(i)          Vested Company Options. At the Effective Time, each outstanding and unexercised Company Option that is vested and exercisable (or that will become vested and exercisable) immediately prior to the Effective Time (each a “Vested Company Option”), shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share for such Vested Company Option and (ii) the total number of shares underlying such Vested Company Option (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.8(d) below. From and after the Effective Time, all Company Vested Options shall no longer be outstanding and shall cease to exist, and each holder of a Vested Company Options shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration payable hereunder. The Company shall take adequate measures in order to allow holders of Company Options which were granted under the UK Plan to exercise such Company Options on a net exercise basis.

(ii)         Unvested Company Options. At the Effective Time, each outstanding Company Option that is unvested (each an “Unvested Company Option”), shall be assumed by Parent and substituted by the right to receive, on each Applicable Vesting Period (as defined below), for each Unvested Company Option that would otherwise have vested on such Applicable Vesting Period, an amount (without interest) equal to the excess of (A) the Merger Consideration over (B) the exercise price per Company Share for such Unvested Company Option (the “Assumed Consideration”), less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.8(d) below. All other terms of the Unvested Company Options shall continue to be subject to the terms of the respective Company Share Plans and award agreements. To the extent such Assumed Company Options, Assumed Option Consideration or holder thereof is subject to Section 409A of the Code, the Assumed Company Options (as converted) and payment of such Assumed Option Consideration thereof shall subject to any modifications required to be in compliance with Section 409A of the Code and applicable treasury regulations and other official guidance promulgated thereunder. From and after the Effective Time, all Company Unvested Options shall no longer be outstanding and shall cease to exist, and each holder of an Unvested Company Options shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Assumed Consideration payable hereunder.

(iii)        Prior to the Effective Time, the Company shall adopt resolutions and use reasonable commercial efforts to take other actions that are necessary under the applicable Company Share Plan and/or award agreements (including providing holders of Company Options with notice of their rights with respect to any such Company Options as provided herein and/or seeking consent from such holders of Company Options, in each case to the extent required by the terms of the applicable Company Share Plans or award agreements) to effectuate the provisions of this Section 2.7(c).

(iv)        The amount of cash each holder of Vested Company Options is entitled to receive for the Company Options held by such holder pursuant to Section 2.7(c)(i) and 2.7(c)(ii), respectively, shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.

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(v)         As of the Effective Time, the Company Share Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of the Company Subsidiaries shall be cancelled.

(d)          Company RSUs.

(i)          At the Effective Time, each Company RSU that is outstanding but has not been released (if any) immediately prior to the Effective Time shall be canceled without payment of consideration. From and after the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto or arising therefrom.

(ii)         Prior to the Effective Time, the Company shall adopt resolutions and use reasonable commercial efforts to take other actions that are necessary under the applicable Company Share Plans and/or award agreements (including providing holders of Company RSUs with notice of their rights with respect to any such Company RSUs as provided herein and/or seeking consent from such holders of Company RSUs, in each case to the extent required by the terms of the applicable Company Share Plans or award agreements) to effectuate the provisions of this Section 2.7(d).

Section 2.8           Payment Procedures.

(a)          Paying Agent. Prior to the Effective Time (but in no event later than five (5) Business Days prior to the Closing Date), Parent shall select (i) a bank or trust company reasonably acceptable to the Company to act as the paying agent in connection with the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent (the “Paying Agent Agreement”); and (ii) to the extent necessary in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b)          Exchange Fund. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Section 102 Shares) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”). The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i).

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(c)          Payment Procedures with respect to Company Shares. Promptly following the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares, and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i), (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), (the “Letter of Transmittal”), (B) declaration(s) in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the declaration(s) for Tax withholding purposes (and such other documents as may be required by the Paying Agent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may request consistent with customary practice) in the case of a book-entry transfer of Uncertificated Shares, together with the Letter of Transmittal and the declaration(s) for Tax withholding purposes (and such other documents as may be required by the Paying Agent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II. No Effective Time Holder who is a record holder of Company Shares shall be entitled to receive any amount held by the Paying Agent, unless such holder surrenders its Certificate (or affidavits of loss in lieu thereof) or Uncertificated Share and an executed Letter of Transmittal for payment in accordance with this Section 2.8(c) and the declaration(s) for Tax withholding purposes (and such other documents as may be required by the Paying Agent consistent with customary practice). Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal.

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(d)          Payment Procedures With Respect to Company Options. At or prior to the Effective Time, Parent shall transfer or cause to be transferred (including cause the Surviving Company to transfer) an amount equal to the Option Consideration with respect to Company Options, other than Section 102 Options, to the Paying Agent on behalf of holders of such Company Options. As promptly as practicable following the Effective Time and the receipt by the Paying Agent of such funds, the Paying Agent shall transfer such funds to employing entity of such holder, who shall pay to each holder of such Company Options the applicable amounts to which such holder is entitled pursuant to Section 2.7(c), through the applicable optionee’s employing entity’s payroll system in accordance with standard payroll practices, after withholding of any required applicable Taxes.

(e)          Payment Procedures With Respect to Section 102 Securities. At or prior to the Effective Time, Parent shall transfer or cause to be transferred (including cause the Surviving Company to transfer) (i) the aggregate Option Consideration with respect to Section 102 Options, and (ii) the Merger Consideration payable in respect of Section 102 Shares, to the Section 102 Trustee, on behalf of holders of Section 102 Securities, in accordance with Section 102 and the Option Tax Ruling, if obtained (the “102 Amounts”). The 102 Amounts shall be held in trust by the Section 102 Trustee pursuant to the applicable provisions of Section 102 and the Option Tax Ruling, if obtained, and shall be released by the Section 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the Section 102 Trustee, in accordance with the terms and conditions of Section 102 and the Option Tax Ruling, if obtained.

(f)          Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

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(g)          Required Withholding. Notwithstanding anything to the contrary hereunder, Parent and its Affiliates, the Company, the Company Subsidiaries, the Surviving Company, the Section 102 Trustee and the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) (Company Options)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986 (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Options provides the Payor with a valid withholding certificate issued by the ITA regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II, in each case, to Parent’s satisfaction, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration or the Option Consideration, as applicable, payable to such holder of record of Company Shares or Company Options, as applicable, shall be made only in accordance with the provisions of such withholding certificate. For such purpose, the Withholding Tax Ruling and the Options Tax Ruling will be considered a valid withholding certificate; provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h)          No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company, any Company Subsidiary or any other party shall be liable to a holder of Company Shares, Company Options or Company RSUs for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)          Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time, as well as any and all interest accrued on account of the Exchange Fund, shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

Section 2.9           No Further Ownership Rights in Company Shares. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

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Section 2.10         Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary bond or agreement by such holder to indemnify and hold harmless Parent from and against any losses in connection therewith (such affidavit to be in a form attached to the Letter of Transmittal).

Section 2.11         No Interest. No interest shall accumulate on any amount payable in respect of any Company Shares, Company Options or Company RSUs in connection with the Merger, and any interest actually accrued shall be payable to the Parent.

Section 2.12         Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth or specifically referred to with respect to a particular representation or warranty set forth in this Article III in the disclosure schedule delivered by the Company to Parent on the date of this Agreement as an inducement to the Parent and Merger Sub to enter into this Agreement (the “Company Disclosure Letter”) and except as expressly set forth in the Company’s annual report on Form 20-F for the year ending December 31, 2014 but other than any such disclosures (i) contained under the captions “Risk Factors” or “Forward Looking Statements” or (ii) that are predictive, cautionary or forward looking in nature (it being acknowledged and agreed that this exclusion shall not apply to any representations or warranties set forth in Sections 3.1, 3.3, 3.4, 3.5, 3.6, 3.7, 3.9, 3.11, 3.12, 3.30, 3.31 and 3.35, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1           Organization; Good Standing and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of Israel, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets. The Company is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 3.2           Company Charter Documents. The Company has delivered or made available to Parent prior to the date hereof a complete and correct copy of the articles of association, as amended to date, of the Company and a complete and correct copy of the memorandum of association, as amended to date, of the Company (collectively, the “Charter Documents”). The Company has delivered or made available to Parent prior to the date hereof complete and correct copies of the minutes and other records of all meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of the Company, the Company Board, all committees thereof, in each case, from and after January 1, 2012. Such Charter Documents are in full force and effect. The Company is not in violation of any of the provisions of the Charter Documents and/or its code of conduct. The Company has not taken any action that is inconsistent in any material respects with any resolution adopted by the Company’s shareholders, the Company Board or any committee thereof.

Section 3.3           Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform its covenants and obligations hereunder and thereunder and, subject to obtaining the approval of this Agreement by holders of the majority of the Company Shares voted at the Company Shareholder Meeting as required by the ICL (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or any Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby, including the Merger, other than (assuming the accuracy of the representations and warranties in Section 3.4 below) obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party. This Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting or relating to creditors’ rights generally and to general equitable principles.

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Section 3.4           Board and Shareholders Actions.

(a)          At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) resolved to recommend that the Company’s shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated hereby. To the extent required under applicable Law, the audit committee or the compensation committee of the Company Board (as the case may be) has approved this Agreement and the Merger and the other transactions contemplated hereby prior to the aforesaid approval of the Company Board.

(b)          Assuming the receipt of the Company Shareholder Approval, no other vote of holders of any stock or other securities of the Company is necessary in order to approve and adopt this Agreement and the Merger under the ICL and the Charter Documents.

Section 3.5           Non-Contravention. Except as detailed in Section 3.5 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement or any of the Ancillary Agreements to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (A) (i) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, (ii) result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or a right to challenge the transactions contemplated hereby under, (iii) result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person, (v) constitute a change in control under, (vi) require the payment of a penalty under or result in the imposition of any Lien on the assets of the Company or any of the Company Subsidiaries under, (a) the Charter Documents, (b) the charter, articles of association, bylaws or other constituent documents of any of the Company Subsidiaries (the “Subsidiary Charter Documents”), (c) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.5 of the Company Disclosure Letter, any Material Contract, or (d) assuming the Approvals in respect of the Contracts set forth in Section 3.5 of the Company Disclosure Letter and the Approvals referred to in Section 3.5 of this Agreement are obtained or made and subject to obtaining the Company Shareholder Approval, any Law applicable to the Company or any of the Company Subsidiaries or by which any of their properties or assets are bound, or (B) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.5 of the Company Disclosure Letter, result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company Subsidiaries, except in the case of each of clauses (A)(b), (A)(c), and (B) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which are not had and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby.

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Section 3.6           Required Governmental Approvals. No consent, clearance, approval, license, Order or authorization of, or filing, declaration, notice or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of the Company Subsidiaries in connection with the execution or delivery by the Company of this Agreement or any Ancillary Agreement, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) the OCS Notice, (b) the Approval under applicable Antitrust Laws, (c) the filing of the Merger Proposal and Merger Notice with the Israeli Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Israeli Companies Registrar, (d) the filings and other Approvals as may be required under the Exchange Act or any other applicable securities laws, (e) the filings and other Approvals as may be required under the rules and regulations of Nasdaq, (f) receipt of the Options Tax Ruling and the Withholding Tax Ruling, (g) such filings and other Approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby, and (h) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7           Company Capitalization.

(a)          The registered (authorized) share capital of the Company consists of NIS 2,100,000 divided into (a) 5,000,000 Special Preferred Shares, NIS 0.02 par value per share (collectively, the “Preferred Shares”), and (b) 100,000,000 Company Shares. At the close of business on April 30, 2015 (the “Capitalization Date”), (i) 33,336,303 Company Shares were issued and outstanding, (ii) 39,000 Company Shares were held by the Company as dormant shares, (iii) 3,579,756 Company Options to purchase Company Shares were issued and outstanding, 8,270 Company RSUs were issued and outstanding, and 1,642,446 Company Shares reserved for future grants under the Company Share Plan. Except as set forth above, at the close of business on the Capitalization Date, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive rights, subscription right or any similar right under any provision of the ICL, the Charter Documents or any Contract to which the Company is otherwise bound. Since the Capitalization Date, the Company has not (x) issued any Company Shares, Company Options or Company RSUs or other securities or rights to acquire Company Shares or other rights that give the holder thereof any economic benefit accruing to the holders of any Company Shares, other than pursuant to the exercise of Company Options or vesting and settlement of Company RSUs or as permitted by Section 5.1(b), or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company RSUs, other than as permitted by Section 5.1(b).

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(b)          Section 3.7(b) of the Company Disclosure Letter lists each Company Option and Company RSU outstanding as of the date hereof, the name of the holder thereof, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price and whether each such Company Option or Company RSU was granted as is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 and the applicable sub section of Section 102 and for Section 102 Securities the date of deposit of such Section 102 Securities with the Section 102 Trustee. In addition, Section 3.7(b) of the Company Disclosure Letter indicates, as of the date of this Agreement, which holders of outstanding Company are not employees of the Company (including non-employee directors, Company’s contractors, vendors, service providers or other similar persons), including a description of the relationship between each such person and the Company. True, correct and complete copies of the Company Share Plans, all forms of agreements and instruments relating to or issued under each Company Share Plan (including executed copies of all contracts relating to each Company Security) have been provided or made available to Parent prior to the date hereof, and such Company Share Plans and contracts have not been amended, modified or supplemented since being provided to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Share Plans or contracts in any case from those provided to Parent. All tax rulings, opinions, and filings with the ITA relating to the Company Share Plan and any award thereunder have been provided to Parent. The terms of the Company Share Plans permit the cashing out and cancellation at the Closing of Company Options and Company RSUs as provided in this Agreement, without the consent or approval of the holders of such securities, the Company Shareholders, or otherwise (other than the resolution of the Company Board of Directors) and, except as stated in Section 3.7(b) of the Company Disclosure Letter, without any acceleration of the exercise schedule or vesting provisions in effect for those Company Options and Company RSUs. Except as stated in Section 3.7(b) of the Company Disclosure Letter, no benefits under any of such Company Share Plans will accelerate in connection with the transactions under this Agreement. No other outstanding Company Options and Company RSUs, whether under the Company Share Plans or otherwise, will be accelerated in connection with the transactions under this Agreement. Each Company Option (i) has an exercise price at least equal to fair market value of the underlying Company Share as of the date of grant, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance with all applicable Laws and regulations.

(c)          Except as set forth in Section 3.7(c) of the Company Disclosure Letter, all Company Options and Company RSUs currently outstanding and granted by the Company to its officers and employees in Israel were granted under the Company Share Plan approved, or not rejected within 90 days from filing, by the ITA under the capital gains route of Section 102. Except as set forth in Section 3.7(b) of the Company Disclosure Letter the Company has complied with all requirements of such Section 102 and the regulations promulgated thereunder in all respects.

(d)          Except as set forth in this Section 3.7(d) of the Company Disclosure Letter, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any Company Subsidiary, or that obligates the Company or any Company Subsidiary to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, nor any deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company is a party relating to the issuance of shares of, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, Company Options and Company RSUs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of the Company Subsidiaries to make any payments based on the price or value of any Company Securities. Neither the Company nor any of the Company Subsidiaries is a party to any Contract which obligates the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares pursuant to the terms of Company Share Plan.

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(e)          Except as set forth in Section 3.7(e) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company or any of the Company Subsidiaries.

Section 3.8           Company Subsidiaries.

(a)          Section 3.8(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization, schedule of shareholders or other equity holders of and the individuals who comprise the board of directors or comparable body and officers of each Company Subsidiary.

(b)          Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its respective organization (to the extent either such concept is recognized under applicable Law). Each of the Company Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate or otherwise hold its respective properties and assets. Each of the Company Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent either such concept is recognized under applicable Law), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          All of the outstanding share capital of, or other equity or voting interest in, each Company Subsidiary (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company or another Company Subsidiary, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Company Subsidiary’s business as presently conducted.

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(d)          Except as set forth on Section 3.8(d) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company or any of the Company Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of the Company Subsidiaries, or that obligate the Company or any of the Company Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, nor any deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company is a party relating to the issuance of shares of, any Company Subsidiary, (iii) obligations of the Company or any Company Subsidiary to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Company Subsidiary (the items in clauses (i), (ii) and (iii), together with the share capital of the Company Subsidiaries, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any the Company Subsidiaries to make any payments based on the price or value of any shares of any Company Subsidiary. Neither the Company nor any of the Company Subsidiaries is a party to any Contract which obligates the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(e)          The Company has made available to Parent prior to the date hereof true and complete copies of the Subsidiary Charter Documents. The Company has delivered or made available to Parent prior to the date hereof accurate and complete copies of all the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the equityholders of each of the Company Subsidiaries and the board of directors or equivalent body of each of the Company Subsidiaries, and all committees thereof, in each case, from and after January 1, 2012. None of such Company Subsidiaries is in default of such Subsidiary Charter Documents.

(f)          Section 3.8(f) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary) owned, directly or indirectly, by the Company or any Company Subsidiary as of the date of this Agreement.

Section 3.9           Company Reports.

(a)          Since January 1, 2012, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it under the Exchange Act or the Securities Act (all such forms, reports and any other documents, together with all documents filed or furnished on a voluntary basis with the SEC, including registration statements, and all exhibits and schedules thereto, the “Company Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on the date such Company Report was filed or amended or superseded, and (b) each Company Report, other than a registration statement, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and each Company Report that is a registration statement did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not misleading. None of the Company Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC. No executive officer of the Company has failed to make the certifications required of him or her under the rules under the Exchange Act enacted pursuant to Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review or investigation.

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(b)          The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 under the Exchange Act.

Section 3.10         Company Financial Statements.

(a)          The consolidated financial statements of the Company and the Company Subsidiaries included in the Company Reports filed with the SEC (the “Financial Statements”) (i) have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), and (ii) fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein. All disclosures contained in the Company Reports regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the SEC) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language contained in the Company Reports fairly present the information called for in all material respects and have been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(b)          The Company and each of the Company Subsidiaries, to the extent applicable, maintain disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act) that satisfy the requirements of Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective to provide reasonable assurance that all material information concerning the Company (including the Company Subsidiaries) is made known on a timely basis to the individuals responsible for the preparation of the Company Reports filed with the SEC.

(c)          The Company maintains a system of internal accounting controls (as such term is defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

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(d)          Since January 1, 2012, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and the Company Subsidiaries on a consolidated basis and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company and the Company Subsidiaries’ internal controls. As of the date of the most recent evaluation of internal controls over financial reporting with respect to the year ended December 31, 2014, there were (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(e)          As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports filed with the SEC. There are no internal investigations pending and, to the Knowledge of the Company, there are no SEC, ICL or Nasdaq inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding the Company, or its executive officers or directors. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq (subject to permissible exemptions for foreign private issuers).

(f)          Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or any Company Reports filed with the SEC.

(g)          No independent registered public accounting firm of the Company has resigned or been dismissed as independent registered public accounting firm of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statements disclosure or auditing scope or procedure.

(h)          To the Knowledge of the Company, no employee of the Company or the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the possible commission of any crime or the violation of possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act. The Company has not, nor to the Knowledge of the Company, has any director, officer, employee, contractor, subcontractor or agent of the Company or the Company Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or the Company Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

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(i)          Neither the Company nor any director or executive officer of the Company has, and, to the Knowledge of the Company, no other officer, employee or accountant of the Company has, received any complaint, allegation, assertion or claim, in writing (or to the Knowledge of the Company, orally) that the Company or any Company Subsidiary has engaged in improper, illegal or fraudulent accounting or auditing practices. To the Knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or a Subsidiary, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or their officers, directors, employees or agents to the chief executive officer, chief financial officer, or general counsel of the Company, or to the audit committee (or other committee consisting of solely non-employee directors) of the Company Board or the board of directors of any Company Subsidiary.

(j)          The Company has provided or made available to Parent prior to the date hereof copies of all letters from the Company’s auditors to the Company Board and/or audit committee thereof issued from or after January 1, 2012, together with copies of all responses thereto.

Section 3.11         No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has any Liabilities (whether or not such Liabilities are of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or in the notes thereto), other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and the Company Subsidiaries included in the Company Reports filed prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, and (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

Section 3.12         Absence of Certain Changes. Since the Company Balance Sheet Date through the date hereof (a) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and the Company Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) except as set forth in Section 3.12 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.1(b)(i), (iv), (v), (vi), (viii), (x), (xi), (xii), (xvi), or (xviii) (Interim Conduct of Business), and (c) there has not been or occurred, and no circumstances have existed or exist that constitute or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13         Material Contracts.

(a)          For all purposes of and under this Agreement, a “Material Contract” shall mean:

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(i)          (A) any “material contract” listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2014 or (B) any “material contract” that is required to be filed by the Company as a material contract (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), whether or not so filed;

(ii)         any Contract with a natural person either as an employee or an independent contractor (in each case, under which the Company or any of the Company Subsidiaries has continuing obligations as of the date hereof) that carries an aggregate annual base salary in excess of $100,000 per annum (excluding Contracts for “at-will” relationships or that are terminable by the Company or the applicable Company Subsidiary at its discretion, by notice of not more than ninety (90) days for a cost of less than $100,000);

(iii)        any severance, retention, termination, golden parachute, change-of-control or similar agreement with any current or former employee, director or officer of the Company or any of the Company Subsidiaries;

(iv)        any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any Company Shares, Preferred Shares, other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard Contract under the Company Plan;

(v)         collective bargaining agreement or similar material Contract with any labor organization, council, union or association;

(vi)         Contract with (A) any current or former officer or director of the Company or any Company Subsidiary or any of their immediate family members (other than any Employee Plans), or (B) any Person who (i) to the Knowledge of the Company is a shareholder of the Company, or (ii) is a “substantial shareholder” of the Company (as defined in the ICL), in each case other than employment agreements which are terminable in accordance with their terms without Liability to the Company;

(vii)       any customer, client, sales representative, distributor, franchise or supply Contract that involves bookings during the fiscal year 2014 through the first quarter of the fiscal year 2015 in excess of $1,000,000, in each case, other than purchase orders entered into in the ordinary course of business consistent with past practice;

(viii)      any Contract providing for Governmental Grants including but not limited from the OCS;

(ix)         any Contract with a Governmental Authority;

(x)          any Contract to which the Company or any of the Company Subsidiaries is a party that (A) contains any covenant by the Company or any of the Company Subsidiaries that limits the freedom of the Company or any Company Subsidiary to compete in any line of business or with any other Person or in any geographic location, or (B) restricts the development, manufacture, marketing or distribution of the products and services of the Company or any of the Company Subsidiaries, including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any product, or other Contract providing “most favored nations” pricing terms for products;

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(xi)         any Contract entered into after December 31, 2011 (A) relating to the disposition, acquisition or lease (directly or indirectly) by the Company or any of the Company Subsidiaries of a material amount of assets other than in the ordinary course of business consistent with past practice, (B) pursuant to which the Company or any of the Company Subsidiaries will acquire or has acquired any material interest in any other Person or other business enterprise for an amount in excess, in the aggregate, of $3,000,000, or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn-out” arrangements or other contingent payment obligations, or any indemnification obligations, in each case, under which obligations are continuing;

(xii)        any Contract (including any so called take-or-pay or keepwell agreements) under which the Company or any of the Company Subsidiaries has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any other Person (other than a Company Subsidiary) in excess of $500,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(xiii)       any Contract under which the Company or any of the Company Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of the Company Subsidiaries) in excess of $200,000 (other than extensions of trade credit in the ordinary course of business consistent with past practice);

(xiv)      any Contract granting any Person a right of first refusal or first negotiation or similar right with respect to any sale of the Company or a substantial portion of its shares or assets;

(xv)       any Contract imposing “standstill” obligations on the Company or any of the Company Subsidiaries;

(xvi)      any Contract that contains a license, lease, distribution, sale, resale or incorporation of any Intellectual Property (except for (A) Shrink-Wrap Licenses, and (B) licenses granted by the Company or any of the Company Subsidiaries in the ordinary course of business consistent with the past practice);

(xvii)     any Contract that relates to the formation, creation, operation, management or control of any legal partnership, strategic alliance or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person or any material Contract involving the sharing of revenues, profits or losses or proprietary information by the Company or any of the Company Subsidiaries with any unaffiliated third party;

(xviii)    any Contract that involves or relates to Indebtedness or under which the Company or any of the Company Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than the Company or any of the Company Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness of the Company or any of the Company Subsidiaries (other than in favor of the Company or any of the Company Subsidiaries) (whether incurred, assumed, guaranteed or secured by any asset) outside the ordinary course of business consistent with past practice, in each case, for a principal amount in excess of $200,000 (in one or a series of one or more related transactions);

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(xix)       any lease of personal or real property that involves anticipated expenditures by the Company or any Company Subsidiary of more than $325,000 in any twelve (12) month period;

(xx)        any Contract that the Company or any Company Subsidiary is a party to that, by it terms, does not terminate or is not terminable by the Company or the Company Subsidiary without penalty within six (6) months after the date hereof;

(xxi)        any Contract that, together with any related Contracts, provides for capital expenditures in excess of $250,000 for any single project or related series of projects;

(xxii)      any Contract with any Material Customer or Material Supplier;

(xxiii)     any Contract among any of the Company and the Company Subsidiaries; and

(xxiv)    any Contract, or group of related Contracts with a Person (or group of affiliated Persons), the termination or breach of which would or would reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xxiii) above.

(b)          Section 3.13(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i)(A) of the definition thereof) to which the Company or any of the Company Subsidiaries is a party or by which it is bound as of the date of this Agreement. As of the date hereof, true and complete copies of all Material Contracts (including all modifications, amendments, supplements, waivers, and side letters) have been (i) publicly filed with the SEC or (ii) made available to Parent prior to the date hereof. There are no Material Contracts that are not in written form.

(c)          Except as detailed in Section 3.13(c) of the Company Disclosure Letter, (i) each Material Contract is valid and binding on the Company (and/or each such Company Subsidiary party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Company Subsidiary party thereto, as the case may be, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity, (ii) neither the Company nor any of the Company Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, and no circumstances exist and no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a material breach or material default thereunder by the Company or any of the Company Subsidiaries, or, to the Knowledge of the Company, any other party thereto or are reasonably expected to contravene, in any material respect, conflict in any material respect with, or result or give the Company or any of the Company Subsidiaries or any other Person the right to declare a material default or exercise any material remedy under, or to materially accelerate the maturity, performance of or right under, or to cancel, terminate or materially modify, any Material Contract, and (iii) none of the Company and the Company Subsidiaries has received notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Material Contract.

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Section 3.14         Real Property.

(a)          Neither the Company nor any of the Company Subsidiaries owns any real property.

(b)          Section 3.14(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of the Company Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”). The Company has made available to Parent prior to the date hereof a complete and accurate copy of all Leases of Leased Real Property (including all modifications, amendments, supplements, waivers and side letters thereto). The Company and/or the Company Subsidiaries have and own valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens. The Company Leased Real Property constitutes all interests in real property used, occupied or held for use in connection with the business of the Company and the Company Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company Subsidiaries as the business is currently conducted and as currently proposed to be conducted.

(c)          With respect to each of the Leases:

(i)          the Company or the Company Subsidiaries possession, as applicable, and quiet enjoyment of the Leased Real Property relating to each lease has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such lease;

(ii)         no security deposit or portion thereof deposited with respect to such lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full;

(iii)        none of the Company or the Company Subsidiaries owes any brokerage commissions or finder’s fees with respect to such Lease;

(iv)        none of the Company or the Company Subsidiaries has collaterally assigned or granted any other security interest in such lease or any interest therein other than Permitted Liens; and

(v)         the Company and the Company Subsidiaries have paid all sums due and observed and performed the covenants and obligations on the part of the tenant and the conditions contained in the Leases.

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(d)          Section 3.14(d) of the Company Disclosure Letter contains a complete and accurate list of all of the existing Leases granting to any Person, other than the Company or any of the Company Subsidiaries, any right to use or occupy, now or in the future, any portion of the Leased Real Property.

(e)          All of the Leases set forth in Section 3.14(b) or Section 3.14(d) of the Company Disclosure Letter are each in full force and effect and is valid and enforceable by and against the Company and/or a Company Subsidiary, as applicable, and the lessor in accordance with its terms (subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, whether in equity or at law) and neither the Company nor any of the Company Subsidiaries is in material breach of or material default under, or has received written notice of any material breach of or material default under, any such Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Company or any of the Company Subsidiaries or any other party thereto.

(f)          To the Knowledge of the Company, (i) each of the Company and the Company Subsidiaries has all material Permits necessary for the current use by it of each applicable Leased Real Property, (ii) no material default or violation by the Company or the Company Subsidiaries has occurred in the due observance of any such Permit and (iii) the current uses of each Leased Real Property comply with applicable Laws.

Section 3.15         Personal Property. The Company and the Company Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and the Company Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.

Section 3.16         Intellectual Property.

(a)          Section 3.16(a) of Company Disclosure Letter sets forth a complete and accurate list of all (A) Patents that are owned, solely or jointly, by the Company or any of its Affiliates; (B) Trademarks owned by the Company or any of its Affiliates that are the subject of a registration or a pending application for registration (for the avoidance of doubt, including Internet domain names); and (C) registered Copyrights and pending applications for registration of any Copyrights owned by the Company or any of its Affiliates (collectively, the “Registered Intellectual Property”). Each of the Company and its Affiliates has taken all steps reasonably necessary to maintain registrations of all Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications, except for the abandonment, withdrawal and expiration of Registered Intellectual Property in the ordinary course of business consistent with past practice. Section 3.16(a) of Company Disclosure Letter lists the jurisdictions in which each such Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. The Registered Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding Legal Proceeding, order, judgment or decree materially adversely affecting the Company’s or its Affiliates’ use thereof or rights thereto.

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(b)          Section 3.16(b) of the Company Disclosure Letter sets forth a complete and accurate list of all identifiable Company Intellectual Property Rights not owned by the Company or the Company Subsidiaries (collectively, the “Third Party IP”).

(c)          Section 3.16(c) of the Company Disclosure Letter sets forth a complete and accurate list of all Software Products. The Company and the Company Subsidiaries have licensed and sublicensed, and do license and sublicense, Software Products, but neither the Company nor the Company Subsidiaries have sold, and sell, Software Products. None of the Company Intellectual Property Rights are licensed to any Person on an exclusive basis.

(d)          Except as set forth in Section 3.16(d) of the Company Disclosure Letter, no source code for any Software Product has been placed into escrow by or on behalf of any of the Company or the Company Subsidiaries. To the extent that any such source code has been placed into escrow, none of such source code has ever been released, nor is any such source code required to be released as of the date hereof or as a result of the consummation of the Merger, pursuant to or in accordance with the terms of the associated escrow Contract by the escrow agent to any person other than the Company or one of the Company Subsidiaries or the owner of such source. To the Knowledge of the Company, none of such source code has ever been released or provided by the escrow agent to any person other than the Company or one of Company Subsidiaries or the owner of such source code.

(e)          Except as set forth in Section 3.16(e) of the Company Disclosure Letter, the Company and the Company Subsidiaries have taken commercially reasonable steps to ensure that all Software used by the Company and the Company Subsidiaries is free of any disabling codes or instructions, and any virus or other undocumented contaminant, that may permit or result in unauthorized access, modification, deletion, damage or disabling of any internal computer systems (including hardware, software, databases and embedded control systems) of the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries have taken commercially reasonable steps to safeguard such systems and restrict unauthorized access thereto. To the Knowledge of the Company, there have been no attempted or successful breaches of the Company’s security measures.

(f)          The Company and its Affiliates have taken commercially reasonable measures to protect the confidentiality of the Trade Secrets and any other non-public, proprietary information used in the businesses of the Company or any of its Affiliates that are owned by the Company or any of its Affiliates and the confidentiality of all Trade Secrets of any third party disclosed to the Company or any of its Affiliates, subject to written non-disclosure agreements with the Company or any of its Affiliates. Such Trade Secrets have not been disclosed to any Person, except pursuant to written non-disclosure agreements. No employee, contractor or agent of the Company or any of its Affiliates or any other Person is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology owned by the Company or any of its Affiliates. Except as set forth in Section 3.16(f) of the Company Disclosure Letter, no rights in any Company Intellectual Property Rights, Company Software or Company Technology have been transferred or granted by the Company or any of its Affiliates to any other Person, except for non-exclusive licenses of Company or its Affiliates products (collectively, “Company Products”) granted by the Company or the Company’s Affiliates in the ordinary course of business consistent with past practice.

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(g)          The Company or one of its Affiliates is the owner of, or has valid and continuing rights to use the Company Intellectual Property Rights, free and clear of all Liens. The Company has valid and continuing rights to make, sell, license or otherwise use the Company Technology in connection with the conduct of the business of the Company and the Company’s Affiliates as presently conducted. There is no Intellectual Property or Technology other than Company Intellectual Property Rights and Company Technology that is material to or necessary for the operation of the businesses of the Company and the Company’s Affiliates, or for the continued operation of the business of the Company and the Company’s Affiliates as presently conducted, except for Intellectual Property or Technology pursuant to a Shrink-Wrap License that is readily available on reasonable terms through commercial distributors or in consumer retail stores for an annual license fee of less than US$50,000.

(h)          None of the Company or the Company Subsidiaries is, and will not be as a result of consummation of the Merger, restricted in any material respect from transferring, assigning, enforcing, licensing, or using or otherwise exploiting any Company Intellectual Property Rights. Except as disclosed in Section 3.16(h) of the Company Disclosure Letter, all right, title, and interest in and to any and all Company Intellectual Property Rights that was created or developed with respect to, is based on, arises or results from, or pertains to or is directed by any customer input or request provided or disclosed to or shared with the Company or any of the Company Subsidiaries for or in connection with the creation or development of any of the Software Products and/or Company Technology, or any collaboration between such customer and the Company with respect to any of the Software Products or Company Technology or any aspects thereof, is owned exclusively by the Company or the Company Subsidiaries. Except as disclosed in Section 3.16(h) of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries have transferred ownership of, or granted any rights with respect to, any Company Intellectual Property Rights arising or resulting from or directed or pertaining to any creations or developments made by or for the Company or the Company Subsidiaries for any customer, or any result thereof, to such customer (i) for which the Company or any Company Subsidiary do not have unrestricted rights to access, modify, use, and otherwise exploit such Intellectual Property (“Customer Transferred IP”), or (ii) that would permit such customer to grant rights under or with respect to such Intellectual Property to another person, which grant could reasonably be expected to have any material adverse impact on the Company’s or the Company Subsidiaries’ business, taken as a whole. None of the Company or the Company Subsidiaries incorporates or uses any Customer Transferred IP in any Software Products or Company Technology. None of the Company or the Company Subsidiaries is a party to, subject to, or bound by any Contract that gives any Third Party any option, right of first refusal or offer, or similar right with respect to the acquisition of, or license to or under, any Company Intellectual Property Rights.

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(i)          Neither this Agreement nor the consummation of the Merger will, directly or indirectly, result in the Company or any Company Subsidiary (i) providing, granting or otherwise conveying, or being required to provide, grant or otherwise convey, to any person any right with respect to any Company Intellectual Property Rights, (ii) being obligated to pay any royalties or other material amounts, or provide any discounts, to any person other than those, or in excess of those, payable or required in the absence of this Agreement or the consummation of the Merger or (iii) being obligated or required to release or disclose to any person any Trade Secrets included in Company Intellectual Property Rights. None of the Company or any Company Subsidiary will lose any of its rights under, to, or with respect to (including to use or otherwise exploit) any of the Third Party IP that is material to the conduct of the businesses of the Company and the Company Subsidiaries, as a result of, nor will any such rights be adversely affected by, consummation of the Merger.

(j)          The Company’s or any of its Affiliates’ use, practice or other commercial exploitation of the Company Intellectual Property Rights and Company Technology and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights and the Company Technology, and the operation and conduct of the Company’s and its Affiliates’ business, do not infringe, constitute an unauthorized use of, misappropriate, or otherwise violate the Intellectual Property Rights of a third Person.

(k)          Except as set forth in Section 3.16(k) of the Company Disclosure Letter, neither the Company nor any of the Company’s Affiliates is a party to or the subject of any pending or threatened Legal Proceeding, which involves a claim (i) against the Company or any of its Affiliates, of infringement, unauthorized use, misappropriation or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its Affiliates to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology. Except as set forth in Section 3.16(k) of the Company Disclosure Letter, neither the Company nor any of its Affiliates is subject to or internally identified a specific potential claim against the Company or any of its Affiliates of infringement, unauthorized use, misappropriation or violation that the conduct of the Company’s business infringes, uses without authorization, misappropriates, or otherwise violates the Intellectual Property Rights or Technology of a third Person or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology. Except as set forth in Section 3.16(k) of the Company Disclosure Letter, the Company and its Affiliates are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Affiliates.

(l)          To the knowledge of the Company, except as set forth in Section 3.16(l) of the Company Disclosure Letter, no Person (including current and former employees of the Company or any of its Affiliates) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Affiliates or Company Technology in any material respect, and neither the Company nor any of its Affiliates has made in the last five (5) years preceding the date hereof any such claims against any Person (including current and former employees of the Company or any of its Affiliates).

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(m)          Except as set forth in Section 3.16(m) of the Company Disclosure Letter, each current and former employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any Company Intellectual Property Rights or Company Technology, has executed a written agreement with the Company or any of its Affiliates, as applicable, that subject to applicable Law (i) conveys to the Company or any of its Affiliates, as applicable, all right, title and interest in and to, or the right to use on a royalty-free basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Affiliates, as applicable, (ii) has waived any and all right to any form of additional compensation (other than their salary or service/consultancy fee) for the assignment, conveyance and/or transfer of any Company Intellectual Property Rights or material Company Technology in accordance with Section 134 of the Israeli Patent Law – 1967, and (iii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and its Affiliates, including Trade Secrets, confidential.

(n)          The Software Products that have been commercially released operate and perform materially in accordance with their respective warranty documentation and otherwise as required by the Company and the Company Subsidiaries in connection with their business. In the past three (3) years, there has been no failure or breakdown of any material Company Technology or Software Products that has resulted in a material disruption or material interruption in the operation of the business of the Company or any Company Subsidiary. Each of the Company and the Company Subsidiaries has implemented commercially reasonable backup and disaster recover technology and programs consistent with industry practices and Contracts to which it is a party.

(o)          Except as set forth in Section 3.16(o) of the Company Disclosure Letter, (i) there are no Contracts or arrangements to which the Company or any of its Affiliates is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights owned by the Company or any of its Affiliates, nor has any Governmental Authority acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding to the Company or any of its Affiliates relating to the development of any Company Intellectual Property Rights, including any government rights and prerogatives as defined under the Israeli Patent Law-1967 (the “IPL”) including rights under Section 55, Chapter 6 and Chapter 8 thereof, and (ii) there are no Contracts or arrangements to which the Company or any of its Affiliates is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights exclusively licensed to, the Company or any of its Affiliates.

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(p)          No university, military, educational institution, research center, Governmental Authority, entity owned or controlled by any Governmental Authority, hospitals, medical centers or other similar institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding to the Company or the Company’s Affiliates for any material research and development conducted in connection with the business of the Company and the Company’s Affiliates, or has any claim of right to, ownership of or other Lien on any material Company Intellectual Property Rights owned by the Company or any of its Affiliates or any material Company Technology. Neither the Company nor any of its Affiliates is a participant in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Affiliates or Company Technology or restrict the ability of the Company or any of the Company’s Affiliates to enforce, license or exclude others from using any Company Intellectual Property Rights owned by, or, exclusively licensed to, the Company or any of its Affiliates’ or Company Technology, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the employees, consultants or independent contractors of the Company or any of its Affiliates) who is or was involved in, or who has or will have contributed to, the creation or development of any of the Company Intellectual Property Rights owned by the Company or any of its Affiliates or material Company Technology has, during the time period in which such Person was engaged by the Company or any of its Affiliates, was an employee of any R&D Sponsor. Except as set forth in Section 3.16(p) of the Company Disclosure Letter, none of the Company Products or any products or Intellectual Property under development by Company or any of its Affiliates uses or incorporates any Intellectual Property that was developed by the Company or any of its Affiliates using funding provided by the OCS, nor does the OCS or any Governmental Authority have any ownership interest in or right to restrict the sale, licensing, distribution or transfer of such products. Section 3.16(p) of the Company Disclosure Letter sets forth the amount of each Government Grant received by the Company or any of its Affiliates from the OCS.

(q)          Open Source Software. Section 3.16(q) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products or is distributed with or used in the development of Software Products or from which any Software Product is derived, describes the manner in which such Open Source Materials are used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company or any of the Company Subsidiaries) and identifies the licenses under which such Open Source Materials were used. Section 3.16(q) of the Company Disclosure Letter identifies and describes the Software Products to which each such item of Open Source Materials applies. The Company and each of the Company Subsidiaries are in material compliance with the material terms and conditions of all licenses for the Open Source Materials. Neither the Company nor any of the Company Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Software Products, (ii) distributed Open Source Materials in conjunction with any Software Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i), (ii) or (iii), creates obligations for the Company or any of the Company Subsidiaries with respect to any Company Intellectual Property Rights or grant to any third party any rights under any Company Intellectual Property Rights that require, as a condition of use, modification and/or distribution of Software Products that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge). No Software Product contains, is derived from, is distributed with, or is being or was developed using Open Source Materials that is licensed under any terms that otherwise impose any other material limitations, restriction or condition on the right or ability of the Company to use or distribute any Software Product or to enforce Company Intellectual Property Rights.

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Section 3.17         Encryption and Other Restricted Technology; Export Compliance. Except as set forth in Section 3.17 of the Company Disclosure Letter, the business of the Company and the Company Subsidiaries as currently conducted does not involve the use or development of, or engagement in, or export or re-export of encryption technology, or, to the Knowledge of the Company, other technology whose development, commercialization, export, or re-export is restricted under the Laws of the United States of America or the State of Israel or any other country, and to conduct its business as currently conducted, none of the Company or the Company Subsidiaries is or has been under any obligation to obtain any approvals from the U.S. Bureau of Industry and Security or any licenses from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 5734-974, or other Laws of any country regulating the development, commercialization, or export of technology. The Company and the Company Subsidiaries have conducted their export transactions in material compliance with all material applicable provisions of United States of America export control Laws and regulations, including the Export Administration Act and implementing Export Administration Regulations.

Section 3.18         Restrictions on Business Activities. Except for restrictions, if any, prescribed by the OCS and the Laws and letters of approvals related thereto or set forth pursuant to a Contract listed in Section 3.18 of the Company Disclosure Letter, there is no Contract, or Order to which the Company or any Company Subsidiary is a party or otherwise binding upon the Company or any Company Subsidiary that has or may reasonably be expected to have the effect of prohibiting, limiting, restricting, or impairing in a material respect any business practice of the Company or any Company Subsidiary, any acquisition or disposition of material property (tangible or intangible) by the Company or any Company Subsidiary, the conduct of business by the Company, as currently conducted, or otherwise limiting in a material respect the freedom of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person.

Section 3.19         Product Claims.

(a)          The Company has delivered to Parent an accurate form of the Company’s customer agreements which contain typical customer warranties with respect to the Company’s products and services and the products and services of any of the Company Subsidiaries. Except as disclosed in Section 3.19 of the Company Disclosure Letter, there have not been any material deviations from such warranties and none of the employees or agents of the Company or any of the Company Subsidiaries (i) is authorized to undertake obligations to any customer or to other third parties which expands such warranties, or (ii) to the Company’s Knowledge, has made any oral warranty with respect to such products or services of the Company or any of the Company Subsidiaries.

Other than warranty claims for individual Software Products in the ordinary course of business, and except as disclosed in Section 3.19 of the Company Disclosure Letter, none of the Company or the Company Subsidiaries has received notice of any claim or complaint, from any Person, or indicating an intention on the part of any Person to bring any claim or complaint, and no claim or complaint has been made by any Person or is otherwise pending before any Governmental Authority, with respect to any Software Products (including with respect to any delay, defect, deficiency, or quality) or with respect to the breach of any Contract under which such Software Products have been licensed, supplied, made available, or otherwise provided. Each Software Product has been and is in conformity with all applicable contractual commitments, warranties, and specifications in all material respects, and with all applicable Laws and does not contain any disabling codes or virus, or material bugs or defects that cannot reasonably be corrected in the ordinary course of business.

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Section 3.20         Privacy and Data Protection.

(a)          Except as detailed in Section 3.20(a) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has, to the Knowledge of the Company, complied in all material respects with all applicable international, federal, state, provincial and local laws, rules, regulations, directives and governmental requirements relating in any way to the privacy, confidentiality, data protection or security of Personal Data (collectively, “Privacy Laws”), including with respect to the privacy of Company employees and of users of the Company’s and the Company Subsidiaries’ products, services and websites. For purposes of this Section, “Personal Data” means any information relating to an identified or identifiable individual, whether such data is in individual or aggregate form and regardless of the media in which it is contained; and “Process” or “Processing” means any operation or set of operations performed upon Personal Data, whether or not by automatic means, such as creating, collecting, procuring, obtaining, accessing, recording, organizing, storing, adapting, altering, retrieving, consulting, using or disclosing, disseminating or destroying the data.

(b)          Each of the Company and the Company Subsidiaries maintains a written information security program that includes appropriate administrative, technical, and physical safeguards designed to (a) ensure the security and confidentiality of Personal Data, (b) protect Personal Data against any anticipated threats or hazards to the security and integrity of Personal Data, and (c) protect against any actual or suspected unauthorized Processing, loss, disclosure or acquisition of or access to any Personal Data (hereinafter “Data Security Incident”).

(c)          Each of the Company and the Company Subsidiaries is in compliance with (a) all contracts to which the Company and the Company Subsidiaries is subject with respect to the Processing of Personal Data, (b) its published privacy policies and internal privacy policies, terms of use and guidelines, and (c) all applicable industry standards concerning privacy, data protection, confidentiality or information security.

(d)          Since January 1, 2012, (a) there has been no material loss, damage, theft, breach or unauthorized or accidental access, acquisition, use, disclosure or other Data Security Incident involving Personal Data maintained by or on behalf of the Company or any Company Subsidiary, nor any material complaints or claims asserted by any person (including any government authority) regarding the Processing of Personal Data by the Company or any Company Subsidiary, and (b) there has been no material legal proceeding brought by any person that any product or service of the Company or any Company Subsidiary was the cause of, or a contributing cause of, or facilitated, any Data Security Incident involving Personal Data maintained by any other person, nor a material legal proceeding brought by any person that any of the Company or any Company Subsidiary was otherwise liable for any Data Security Incident. Each of the Company and the Company Subsidiaries has made all necessary disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, and other persons as required by applicable Privacy Laws, and has filed any required registrations with the relevant data protection authorities.

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Section 3.21         Tax Matters. Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and the Company Subsidiaries (taken as a whole):

(a)          Except as detailed in Section 3.21(a) of the Company Disclosure Letter, the Company and each of the Company Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all federal, state, local, provincial and foreign returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws and (ii) have timely paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company Reports for the payment of, all Taxes required to be paid (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the Company Balance Sheet Date and since then, the Company and the Company Subsidiaries have not incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of GAAP, (ii) outside the ordinary course of business consistent with past practice, or (iii) otherwise inconsistent with past custom and practice.

(b)          Except as detailed in Section 3.21(b) of the Company Disclosure Letter, no deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of the Company Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and the Company Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business consistent with past practice through the Effective Time, nor has the Company or any of the Company Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. There are no Liens (other than Permitted Liens) on any of the assets of the Company or the Company Subsidiaries for Taxes.

(c)          Except as detailed in Section 3.21(c) of the Company Disclosure Letter, no audit of any material Tax Return of the Company or any of the Company Subsidiaries is presently in progress, nor has the Company or any of the Company Subsidiaries been notified in writing of any request for such an audit.

(d)          Except as detailed in Section 3.21(d) of the Company Disclosure Letter, neither the Company nor any of the Subsidiaries has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131C(2)(g) of the Ordinance and the regulations promulgated thereunder.

(e)          With respect to each transaction in which the Company or any of the Company Subsidiaries has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

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(f)          Except as detailed in Section 3.21(f) of the Company Disclosure Letter, no extension of time within which to file any Tax Return required to be filed by the Company or any of the Company Subsidiaries is currently in effect.

(g)          Except as detailed in Section 3.21(g) of the Company Disclosure Letter, no action, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened with respect to Taxes for which the Company or any of the Company Subsidiaries may be liable.

(h)          No unresolved claim has been made by a Governmental Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not pay Taxes or file Tax Returns asserting that the Company or such Company Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.

(i)          Neither the Company nor any of the Company Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of the Company Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

(j)          There are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements relating to Taxes for which the Company or any of the Company Subsidiaries is reasonably expected to be liable that would reasonably be expected to affect the Company’s or any of the Company Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.

(k)          Neither the Company nor any of the Company Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case, prior to Closing.

(l)          Except as detailed in Section 3.21(l) of the Company Disclosure Letter, all Taxes that the Company or any of the Company Subsidiaries is required by Law or Contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority. The Company and the Company Subsidiaries have complied with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(m)          Except as set forth on Section 3.21(m) of the Company Disclosure Letter, neither the Company, nor any of the Company Subsidiaries is or has been a member of any consolidated, unitary, combined or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

(n)          None of the Company Subsidiaries that is organized outside of the State of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.

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(o)          The Company is a resident for Tax purposes of its country of incorporation, organization or formation, and is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment, any other place of business in such jurisdiction or by virtue of exercising management and control in such jurisdiction.

(p)          Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(q)          Neither the Company nor any of the Company Subsidiaries has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(r)          During the last three (3) years, neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

(s)          Section 3.21(s) of the Company Disclosure Letter lists all Government Grants. Section 3.21(s) of the Company Disclosure Letter details all currently outstanding financial liabilities of the Company or any of the Company Subsidiaries under each of the Government Grants. The Company and the Company Subsidiaries are in compliance in all respects with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. To the Company’s Knowledge: no Governmental Authority has any intention to revoke or materially modify any of the Government Grants.

(t)          The Company has provided to Parent all documentation relating to any applicable Tax holidays or incentives (other than incentives generally available by operation of law without application or action by any Governmental Entity). Section 3.21(t) of the Company Disclosure Letter lists each Tax holidays or incentive to which the Company is entitled pursuant to applications made by the Company under the laws of the State of Israel, the period for which such Tax holiday or incentive applies, and the nature of such Tax holiday or incentive. The Company has complied in all respects with all requirements of Israeli Law to be entitled to benefit from those Tax holidays or incentives. The Company states that: (a) no claim or challenge has been made by any Governmental Authority with respect to the Company’s entitlement to such incentives; and (b) subject to receipt of the approvals required herein, consummation of the transactions under this Agreement will not adversely affect the continued qualification for the incentives or the terms or duration thereof or require any recapture of any previously claimed incentive.

(u)          All Company Options granted to individuals subject to Tax under Section 409A of the Code have an exercise price equal to not less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying Company Shares on the date of grant and no Company Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

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(v)         The Company has duly collected all amounts on account of any Israeli Value Added Tax (“VAT”) required by the Israeli Laws to be collected by it, and have duly and timely remitted to the appropriate Governmental Authority any such amounts required by Israeli Law. The registration of the Company as part of a joint VAT file will not give rise to any additional VAT liability for other entities registered in such joint VAT file with respect to any period prior to the Effective Time. The Company has not deducted any input VAT, received refund VAT or claimed zero rate VAT that the Company was not so entitled to deduct, receive or claim, as applicable.

(w)          Any related party transactions subject to Section 85A of the Ordinance conducted by the Company have been on an arms-length basis in accordance with Section 85A of the Ordinance and the regulations promulgated thereunder.

(x)          The Company has not received any “taxation decision” (hachlatat misui) from the ITA in the preceding five (5) tax years.

Section 3.22         Employee Plans.

(a)          Section 3.22(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each (A) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (B) other bonus, commissions, stock option, restricted stock unit, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, pension, retirement, disability, vacation (entitlement and accrual), sick days (entitlement and accrual), deferred compensation, severance, termination, retention, change of control, golden parachute, vacation, meal subsidies, dependent care, medical care, employee assistance program, education or tuition assistance, welfare, or post-employment welfare plan, program, agreement, contract, policy or arrangement and each other material employee benefit plan, program, agreement, contract, written and unwritten policy or binding arrangement (whether or not in writing) maintained or contributed to by the Company or any of the Company Subsidiaries or any other trade or business (whether or not incorporated) that is treated as a single employer with the Company or any of the Company Subsidiaries under Section 414(b), (c), (m) or (o) of the Code or Sections 4001(a) (14) or 4001(b) (1) of ERISA (an “ERISA Affiliate”), or with respect to which the Company or any ERISA Affiliate has any Liability (the “Material Employee Plans” and, together with any other material employment agreement with respect to which the Company or one of the Company Subsidiaries is a party, the “Employee Plans”).

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(b)          Except as detailed in Section 3.22(b) of the Company Disclosure Letter, with respect to each Employee Plan, to the extent applicable, the Company has made available to Parent prior to the date hereof complete and accurate copies of (i) each Employee Plan; (ii) the three most recent annual reports on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (iii) the most recent determination letter or opinion letter, if any, issued by the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iv) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (v) all material communications provided to Employee Plan participants; (vi) any notices to or from the IRS, the United States Department of Labor or the United States Pension Benefit Guaranty Corporation relating to any compliance issues in respect of any such Employee Plan; (vii) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements (viii) with respect to each Employee Plan that is maintained in any non-U.S. jurisdiction, to the extent applicable, (A) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (B) any document comparable to the determination letter reference under clause (iii) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment; and (ix) all related custodial agreements, trust agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Employee Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any.

(c)          No Material Employee Plan is (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), whether or not subject to ERISA; (ii) a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA); (iii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA); or (iv) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. None of the Company, any of the Company Subsidiaries, any officer of the Company or any of the Company Subsidiaries or any of the Employee Plans which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or to the Knowledge of the Company, any other breach of fiduciary responsibility that would reasonably be expected to subject the Company, any ERISA Affiliate or any officer of the Company or any of the ERISA Affiliates to any material tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 409 or 502 of ERISA.

(d)          Each Material Employee Plan has been maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law including the applicable provisions of ERISA and the Code. All contributions, premiums or other payments that are due have been paid on a timely basis with respect to each Employee Plan.

(e)          There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than (i) routine claims for benefits that have been or are being handled through an administrative claims procedure; and (ii) Legal Proceedings that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and the Company Subsidiaries (taken as a whole).

(f)          With respect to each Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA (i) no such Employee Plan provides (or could require the Company or any of the Company Subsidiaries to provide) post-employment welfare benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law; (ii) no such Employee Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code); (iii) each such Employee Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code; and (iv) each such Employee Plan (including any such Employee Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time.

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(g)          Each Material Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect (or there remains sufficient time for the Company of the Company Subsidiaries to file an application for such determination letter from the IRS) and no such determination letter opinion has been revoked nor, to the Knowledge of the Company, no material fact, development or event has occurred or exists since the date of such determination or opinion letter that would reasonably be expected to adversely affect the qualified status of any such Material Employee Plan, nor has any such Material Employee Plan been amended since the date of its most recent determination or opinion letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs since the beginning of the most recent plan year.

(h)          Other than payments that may be made to the Persons listed in Section 3.22(h) of the Company Disclosure Letter (the “Primary Company Executives”), any amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment) by any current or former employee, officer, director or other service provider of the Company or any of its Affiliates under any employment, severance or termination agreement, other compensation arrangement or Employee Plan or otherwise: (i) would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and would not result in the imposition of an excise Tax under Section 4999 of the Code; and (ii) would not be subject to any deduction limitation under Section 162(m) of the Code. The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of any Tax, including any excise Tax imposed by Section 4999 or 409A of the Code. Each Employee Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code and the applicable guidance issued thereunder), has been maintained, in form and operation in compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder.

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(i)          To the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (i) the Company or any of the Company Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply. Each Company Share Plan that is intended to qualify as a capital gains route plan under Section 102 (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by the ITA as such. All Company Options, if any, and Company RSUs granted and Company Shares issued under any Section 102 Plan have been granted or issued, as applicable, in compliance in all respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the appointment of an authorized trustee to hold the Company Options, Company RSUs and, if applicable, Company Shares issued upon exercise of Company Options or vesting of Company RSUs, the execution by each holder of Section 102 Securities of an undertaking to comply with the provisions of Section 102, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

(j)          Except as set forth in Section 3.22(j) of the Company Disclosure Letter, neither the execution or delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party (alone, or in conjunction with any other event, including any termination of employment) will (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former employee, officer, director or other service provider of the Company or any of the Company Subsidiaries; (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former employee, officer, director or other service provider; (iii) result in the acceleration of the time of payment, vesting, forfeiture or funding of any such benefit or compensation; or (iv) result in any breach or violation of, or a default under, or limit the Company’s right to amend, modify or terminate, any Employee Plan.

(k)          Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in compliance with, and is in documentary compliance with, Section 409A of the Code and the applicable treasury regulations and other official guidance promulgated thereunder. No compensation payable by the Company or any of the Company Subsidiaries has been reportable as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code.

(l)          Except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof, neither the Company nor any of the Company Subsidiaries has any plan or commitment to amend in any material respect or establish any new Employee Plan or to continue or materially increase any benefits under any Employee Plan.

(m)          With respect to each Employee Plan that is not subject to U.S. Law (a “Non-U.S. Employee Plan”):

(i)          all employer and employee contributions to each Non-U.S. Employee Plan required by Law or by the terms of such Non-U.S. Employee Plan have been made, or, if applicable, accrued in accordance with normal accounting practices;

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(ii)         the fair market value of the assets of each funded Non-U.S. Employee Plan, the liability of each insurer for any Non-U.S. Employee Plan funded through insurance or the book reserve established for any Non-U.S. Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Employee Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Employee Plan, and the transactions contemplated hereby shall not cause such assets or insurance obligations to be less than such benefit obligations;

(iii)        each Non-U.S. Employee Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available. Each Non-U.S. Employee Plan is now and always has been operated in compliance with all applicable non-United States Laws and the terms of the Non-U.S. Employee Plan;

(iv)        no Non-U.S. Employee Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company; and

(v)         there are no pending, or, to the Knowledge of the Company, threatened or anticipated actions in connection with any Non-U.S. Employee Plan and there has been no act or omission which has given or may give rise to fines, penalties, taxes or related charges under any applicable Law.

Section 3.23         Labor Matters.

(a)          A separate instrument provided by the Company to Parent on or prior to the execution of this Agreement identifies all employees of each of the Company and the Company Subsidiaries (including any employee who is on a leave of absence of any nature), and correctly reflects, in all material respects, the following: current salary and any other forms of compensation payable to such employee, including compensation payable pursuant to bonus, deferred compensation or commission arrangements, overtime payment, full-time or part-time status, short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 arrangement under the Severance Pay Law, and, to the extent such employee is subject to such a Section 14 arrangement), an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, share options, if any, or rights, such employee’s employer, date of employment and position and whether or not such employee is fully available to perform the essential functions of his or her job with reasonable accommodation because of a qualified disability, or because of other leave and, if applicable, the type of leave (e.g., disability, workers compensation, family, maternity, parental or other leave protected by applicable Law) and the anticipated date of return to full service; provided that, to the extent applicable privacy or data protection Laws would prohibit the disclosure of certain Personal Data without the individual’s consent, Section 3.23(a) of the Company Disclosure Letter shall specify such legal prohibition and shall provide such information in de-identified form in compliance with applicable Laws. Other than as listed on Section 3.23(a) of the Company Disclosure Letter, the Law and the respective employment Contracts, such employees are not entitled to additional material benefits. Other than in the ordinary course of business, no commitment, promise or undertaking has been made by the Company or any Company Subsidiary with respect to any change in the compensation payable to any such employee in the last sixty (60) days.

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(b)          To the Knowledge of the Company, no officer, Key Employee or group of employees of the Company or any Company Subsidiary intends to terminate his, her or their employment with the Company or the applicable Company Subsidiary of the Company, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so. To the Knowledge of the Company, no officer, director, employee, consultant or independent contractor of the Company, or any Company Subsidiary is in material violation of any term of any employment, consulting, independent contractor or any other contract relating to their relationship with the Company or any Company Subsidiary. To the Knowledge of the Company, no officer, director, employee, consultant or independent contractor of the Company, or any Company Subsidiary is in violation of any term of any non-disclosure, non-competition or inventions assignment relating to their relationship with the Company or any Company Subsidiary.

(c)          (i) There are no controversies pending or threatened between any of the Company or the Company Subsidiaries, on the one hand, and any of their respective current or former employees or other service providers, on the other hand, which controversies, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, (ii) to the Knowledge of the Company, except as listed on Section 3.23(c) of the Company Disclosure Letter (1) no employees of any of the Company or the Company Subsidiaries are represented by any labor union, labor organization, works council, worker center or other representative body in connection with their employment by or service to the Company or the Company Subsidiaries and (2) none of the Company or the Company Subsidiaries is a party to any collective bargaining agreement, works council agreement, work force agreement or labor union Contract applicable to persons employed by any of the Company or the Company Subsidiaries, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union, works council or worker center to organize any such employees, (iii) to the Knowledge of the Company, there are no grievances outstanding against any of the Company or the Company Subsidiaries under any such Contract, and (iv) there is no and there was no strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of any of the Company or the Company Subsidiaries. No consent of any labor union is required to consummate the Merger or the transactions contemplated hereby. There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any works council, employee representatives or other representative bodies in order to consummate the Merger or the transactions contemplated hereby. Except as disclosed in Section 3.23(c) of the Company Disclosure Letter, none of the Company or the Company Subsidiaries is a member of any employer's organization. No collective industrial agreements, industrial awards, or expansion orders (including of the Israeli Ministry of Labor) are applicable to the Company or any of the Company Subsidiaries other than such orders that are generally applicable to all employers in such country and except as disclosed in Section 3.23(c) of the Company Disclosure Letter, and to the Knowledge of the Company and except as listed in Section 3.23(c) of the Company Disclosure Letter, there are no customs or customary practices regarding employees that could be deemed to be binding on the Company or any of the Company Subsidiaries.

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(d)          Except as listed in Section 3.23(d) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has complied in all material respects with applicable Laws and Contracts relating to the employment of labor, employment practices, and terms and conditions of employment, correct classification of independent contractors and of employees as exempt and non-exempt, including applicable wage, hours and days of work, rest, leave of absence, vacation (entitlement and accrued), severance (entitlement and accrued), employment of women, privacy right, workers’ compensation policy, long-term disability policy, harassment, employment statute or regulation, non-discrimination, immigration, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”), health and safety and other Laws of any other jurisdiction in which the Company or any of the Company Subsidiaries has employed or employ any person. To the Knowledge of the Company, there is no charge, proceeding or claim with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company. To the Knowledge of the Company, there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion, or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any of the Company Subsidiary has employed or employ any person (including, with respect to the employees who reside or work in Israel, the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011 and the Employment by Human Resource Contractors Law, 1996).

(e)          Notwithstanding and without limiting the foregoing clauses of this Section 3.23:

(i)          The Company’s or any Company Subsidiaries’ obligations to provide statutory severance pay (including to its Israeli Employees pursuant to the Severance Pay Law, 5723-1963) are fully funded by the Company or the Company Subsidiaries (through insurance or otherwise), or a book reserve account has been established (in each case sufficient to procure or provide for the accrued benefit obligations in accordance with U.S. GAAP).

(ii)         All amounts that the Company is legally or contractually required either (x) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its employees’ salaries and benefits and to pay to any Governmental Authority as required by applicable Law (including the Ordinance and National Insurance Law, [Combined Version], 5754-1995, the National Health Insurance Law, 5754-1994 or otherwise) have, in each case, been duly deducted, transferred, withheld and paid in all material respects.

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(iii)        Neither the Company nor any Company Subsidiary has engaged any employees or independent contractors whose employment would require special licenses, permits or other authorization of a Governmental Authority.

(iv)        There are no material unwritten policies, practices or customs of the Company or any Company Subsidiary which, by extension, could reasonably be expected to entitle employees to material benefits in addition to what they are entitled by Law or Contract (including, without limitation, unwritten customs or practices concerning bonuses, the payment of severance pay when it is not legally required, prior advance notice periods and accrued vacation days), other than those included in the Plans or in Section 3.23(e)(iv) of the Company Disclosure Letter.

(f)          In its contracts with its independent contractors, consultants, sub-contractors or freelancers, the Company has included provisions reasonably designed to protect its rights against possible claims for reclassification of any of the aforementioned as employees of the Company or the Company Subsidiaries or for entitlement to rights of an employee vis-à-vis the Company, including but not limited to, rights to base pay or overtime wages, severance pay, vacation, recuperation pay (dmei havra’a) and other employee-related statutory benefits.

(g)          Except as listed in Section 3.23(g) of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries engages any personnel through manpower agencies, or services companies without authorized license from the Israeli Labor Ministry or any other authorized license required under applicable Laws.

(h)          The Company has set ways to monitor that the Company’s and the Company Subsidiaries’ employees are receiving all of the payments applicable by any Law, extension orders, or collective agreement.

Section 3.24         Permits. The Company and the Company Subsidiaries have, since January 1, 2012, complied, and are currently in compliance with, the terms of, and validly holds, all material permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”). Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of the Company Subsidiaries has received written notice of any Legal Proceeding relating to (x) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Permit or (y) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit; (ii) to the Company’s Knowledge, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (x) constitute or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (y) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such Permits; and (iii) all applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority.

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Section 3.25         Compliance with Laws; FCPA Matters.

(a)           The Company and each of the Company Subsidiaries are and have been at all times since January 1, 2012, in compliance in all material respects with all Law applicable to the Company and the Company Subsidiaries or their respective assets. Neither the Company nor any of the Company Subsidiaries has received any written communication since January 1, 2012 from a Governmental Authority or any other Person that alleges that the Company or any of the Company Subsidiaries is not in compliance in any material respect with any Law.

(b)          Neither the Company, the Company Subsidiaries nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of the Company or any of the Company Subsidiaries has, in the course of their actions for or on behalf of the Company or the Company Subsidiaries, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized or ratified the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) to the Knowledge of the Company, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(c)          None of the Company, any of the Company Subsidiaries or, to the Knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of the Company Subsidiaries is currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority.

Section 3.26         Environmental Matters. Except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

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(a)          The Company and the Company Subsidiaries are in compliance with all applicable Environmental Laws and neither the Company nor any of the Company Subsidiaries has been notified (in writing or otherwise) in the past three (3) years, whether from a Governmental Authority citizens group, employee or otherwise, regarding an actual or alleged noncompliance with or violation of any Environmental Law, or any liability or potential liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Law.

(b)          Neither the Company nor any of the Company Subsidiaries has generated, used, handled, stored, disposed of or released any Hazardous Substance at any property that the Company or any of the Company Subsidiaries own, lease, control or operate in violation of any Environmental Law and in a manner which has given or would be reasonably expected to give rise to any liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws.

(c)          To the Knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance of the Company or of any of the Company Subsidiaries with any Environmental Law in the future.

(d)          Neither the Company nor any of the Company Subsidiaries is a party to or is the subject of any pending or to the Company’s Knowledge threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law. Neither the Company nor any of the Company Subsidiaries is subject to any Order by any Governmental Authority imposing any material liability or obligation under any Environmental Law. To the Knowledge of the Company, no site or premises currently owned, leased, controlled or operated by the Company or any of the Company Subsidiaries is listed, or to the Knowledge of the Company, is currently proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA ”), or on any comparable state governmental lists. Neither the Company nor any of the Company Subsidiaries has received written notification within the past three (3) years of any potential responsibility or liability of the Company or any of the Company Subsidiaries pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local, foreign or other Environmental Law, or (iii) any Order issued pursuant to the provisions of any such Environmental Law.

(e)          The Company and the Company Subsidiaries have obtained all Permits required by Environmental Law necessary to enable them to conduct their respective businesses as currently conducted and are in compliance with such Permits.

(f)          The Company has furnished to Parent copies of all material environmental audits and risk and site assessments in the Company’s possession, if any, relating to compliance with Environmental Laws, management of Hazardous Materials, or the environmental condition of properties presently or formerly owned, operated, or leased in connection with the business of the Company or any of the Company Subsidiaries.

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Section 3.27         Litigation.

(a)          Except as set forth in Section 3.27 of the Company Disclosure Letter (a) there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of the Company Subsidiaries or any of the respective properties of the Company or any of the Company Subsidiaries that (a) involves an amount in controversy in excess of $250,000 individually and $500,000 in the aggregate, (b) seeks or imposes injunctive relief on any material asset of the Company, (c) challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger, this Agreement, the Ancillary Agreement or any of the transactions contemplated by this Agreement or the Ancillary Agreement, or seeks to impose any legal constraint on or prohibition against or limit the Surviving Company’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement, (d) individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect, or (e) to the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b)          With regard to any Legal Proceeding set forth in Section 3.27 of the Company Disclosure Letter, the Company has provided or made available to Parent prior to the date hereof with all pleadings and material written correspondence related to such Legal Proceeding, all insurance policies and material written correspondence with brokers and insurers related to such Legal Proceeding and other information material to an assessment of such Legal Proceeding. Except as set forth in Section 3.27 of the Company Disclosure Letter, the Company has an insurance policy or policies that is expected to cover such Legal Proceedings and has complied with the requirements of such insurance policy or policies to obtain coverage with respect to such Legal Proceedings under such insurance policy or policies.

(c)          There is no Order to which the Company or any Company Subsidiary, or any of the material assets owned or used by the Company or any Company Subsidiary, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any Company Subsidiary is subject to any Order, that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any Company Subsidiary or to any material assets owned or used by the Company or any Company Subsidiary.

Section 3.28         Insurance.

(a)          The Company has made available to Parent prior to the date hereof accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of the Company Subsidiaries, and Section 3.28(a) of the Company Disclosure Letter sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of insurance maintained with respect to the Company or any of the Company Subsidiaries, together with the most recent annual premiums paid by the Company and each of the Company Subsidiaries with respect to such insurance, deductibles, period, carriers, the liability limits for each such policy and identifies which insurance policies are “occurrence” or “claims made” and which Person is the policy holder.

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(b)          As of the date hereof, each of the Company and the Company Subsidiaries is, and continually since the later of January 1, 2012 and the date of acquisition by the Company has been, insured by insurers reasonably believed by the Company to be of recognized financial responsibility and solvency, against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(c)          With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy except for such breaches and defaults that have not constituted, and would not reasonably be expected to constitute, a Company Material Adverse Effect, and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

(d)          At no time subsequent to January 1, 2012, has the Company or any of the Company Subsidiaries (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) received notice or other communication from any of its insurance carriers regarding any actual or possible cancellation or invalidation of any insurance policy or (ii) received notice from any of its insurance carriers that any insurance premiums currently in effect with respect to its existing insurance policies will be subject to increase in an amount materially disproportionate to the amount of the increases in the amount of coverage with respect thereto or that any current insurance coverage will not be available in the future, other than as a result of the Transactions, substantially on the same terms as are now in effect. Except as disclosed in Section 3.28(d) of the Company Disclosure Letter, there is no pending material claim by the Company or any Company Subsidiary under any insurance policy. All information provided to insurance carriers (in applications and otherwise) on behalf of the Company and each of the Company Subsidiaries is accurate and complete. The Company and each of the Company Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against the Company or any Company Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any Company Subsidiary of its intent to do so.

Section 3.29         Related Party Transactions. Except for indemnification, compensation, employment or other similar arrangements between the Company or any of the Company Subsidiaries, on the one hand, and any current or former director, officer or employee thereof, on the other hand, and except as set forth in Section 3.29 of the Company Disclosure Letter, (a) there are no direct or indirect material transactions, agreements, arrangements or understandings between the Company or any of the Company Subsidiaries, on the one hand, and any current or former director or executive officer of the Company or any of his or her immediate family member, or any holder of five percent (5%) or more of the outstanding Company Shares (each, a “Related Party”), on the other hand, and (b) as of the date of this Agreement, no Related Party has made any material written claim against the Company or any of the Company Subsidiaries. Each material transaction between the Company or any of the Company Subsidiaries, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Company Subsidiary, including in compliance with the ICL.

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Section 3.30         Brokers. Other than Jefferies LLC, subject to that certain engagement letter dated November 6, 2014 a copy of which has been provided or made available to Parent prior to the date hereof, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of the Company Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or similar fee or commission from the Company or any of the Company Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 3.31         Opinion of Financial Advisor. The Company Board has received the opinion of Jefferies LLC, financial advisor to the Company on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the qualifications and assumptions set forth therein, from a financial point of view, the Merger Consideration to be paid to the holders of Company Shares is fair to such holders. It is agreed and understood that such opinion is solely for the benefit of the Company Board and may not be relied upon, referred to, quoted or disclosed by Parent or Merger Sub in any way or manner, except for (i) such references or disclosures, or quotations in connection with any proceedings brought by a third party in which Parent or the Surviving Corporation is involved in connection with this Agreement, or (ii) as may be required pursuant to any Order.

Section 3.32         Anti-Takeover Statutes. Neither the Company nor any of the Company Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.33         Material Suppliers and Customers. Since January 1, 2012, there has not been any material and adverse change in the business relationship of the Company or any Company Subsidiary with any Material Customer or Material Supplier or any change or development that is reasonably likely to give rise to any such material adverse change, and none of the Company nor any Company Subsidiary has received any written or oral communication or notice from any such customer or supplier, and to the Knowledge of the Company, no event has occurred, nor exists any circumstance or condition that, with or without the giving of notice or lapse of time, or both, might form the basis of any such notice, to the effect that, or otherwise has knowledge that, any such customer or supplier (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, in any material respect, its business relationship with the Company or any Company Subsidiary, or (b) will fail to perform, or is reasonably likely to fail to perform, in any material respect its obligations under any Contract with the Company or any Company Subsidiary.

Section 3.34         Accounts Receivable. All trade accounts receivable of the Company and the Company Subsidiaries represent valid obligations arising from bona fide sales actually made or services actually performed by the Company or the Company Subsidiaries. There is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business, under any Contract with any account debtor of an account receivable relating to the amount or validity of such account receivable.

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Section 3.35         Proxy Statement. Subject to Section 4.6 below, the information contained in or incorporated by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. None of the representations and warranties of the Company contained in this Agreement or any Ancillary Agreement and none of the information contained in any schedule, certificate or other document delivered by the Company or that will be at any time delivered by the Company pursuant hereto or thereto (i) omits to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading, or (ii) contains any statement that is inaccurate or misleading with respect to any material facts. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied in writing by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1           Organization; Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Luxembourg and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Merger Sub is a corporation duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Merger Sub is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such good standing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

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Section 4.2           Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be a party, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and at or before the Closing Parent and Merger Sub will have duly executed and delivered each Ancillary Agreement to which each is or is specified to be a party, and this Agreement constitutes, and each Ancillary Agreement to which each of Parent and Merger Sub is or is specified to be a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the Company, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with their terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and to general equitable principles.

Section 4.3           Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Approvals referred to in Section 3.6 are obtained or made, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4           Required Governmental Approvals. No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the execution by Parent of an undertaking in customary form in favor of the OCS to comply with the applicable Israeli Encouragement of Industrial Research and Development Law, 1984, (b) the Approval under applicable Antitrust Laws, (c) the filing of the Merger Proposal and Merger Notice with the Israeli Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Israeli Companies Registrar, and (d) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

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Section 4.5           Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6           Proxy Statement. The information supplied in writing by Parent, Merger Sub or any of their Representatives expressly for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. Any document that is required to be filed or furnished by Parent, Merger Sub or any of their respective Affiliates with the SEC or any other Governmental Authority in connection with the transactions contemplated by this Agreement will, when filed with or furnished to the SEC or such other Governmental Authority, comply as to form in all material respects with applicable Law. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 4.7           Ownership of Company Share Capital. Neither Parent nor any of its subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Company Subsidiary). None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8           Brokers. Other than Barclays Capital Inc., no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission from Parent or any of the Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.9           Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement.

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Section 4.10         Parent and Merger Sub Board Approval. The boards of directors of Parent and Merger Sub have each unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) with respect to the board of directors of Merger Sub, resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

Section 4.11         Adequacy of Funds. Parent shall have at the Effective Time available funds necessary to consummate the Merger and to pay the Exchange Fund and the Option Consideration and all other payments due by Parent hereunder, as evidenced by the Commitment Letter provided to the Company on or prior to the date hereof.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1           Interim Conduct of Business.

(a)          Except as expressly contemplated or required by this Agreement, required by applicable Law, as set forth in Section 5.1 of the Company Disclosure Letter, or as approved by Parent, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of the Company and each of the Company Subsidiaries shall (A) carry on its business in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Laws, (B) use its commercially reasonable efforts, consistent with past practices, to preserve substantially intact its business organization, keep available the services of the current officers, employees and consultants, if any, of the Company and the Company Subsidiaries, and preserve the current relationships of the Company and each of the Company Subsidiaries with customers, suppliers, distributors, licensors, licensees and other Persons with whom the Company or any of the Company Subsidiaries has significant business relations and (C) shall not take any action that would adversely affect or is reasonably likely to delay in any material respect the ability of either Parent or the Company to obtain any necessary approvals of any Governmental Authority or otherwise required for the transactions contemplated hereby.

(b)          Except as expressly contemplated or required by this Agreement, required by applicable Law, as set forth in Section 5.1 of the Company Disclosure Letter, or as approved by Parent, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall cause the Company Subsidiaries to not do any of the following:

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(i)          cause, permit or propose any amendment to the articles of association or memorandum of association of the Company or amend any organizational document of any Subsidiary of the Company;

(ii)         issue, sell, pledge, dispose of, grant, transfer, encumber, authorize or deliver or agree or commit to issue, sell, pledge, dispose of, grant, transfer, encumber, authorize or deliver (whether through the issuance or granting of options, restricted stock units, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities (including any right to receive a payment based on the price or value of any Company Securities or any Subsidiary Securities), except for the issuance and sale of Company Shares pursuant to Company Options or Company RSUs outstanding on the date of this Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their present terms;

(iii)        directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or Subsidiary Securities (including any right to receive a payment based on the price or value of any Company Securities or any Subsidiary Securities), except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options or vesting of Company RSUs outstanding on the date of this Agreement and in accordance with their present terms;

(iv)        (A) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the shares capital, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of the Subsidiaries or (C) enter into, amend, or modify any shareholders rights agreement, rights plan, “poison pill,” or other similar agreement or instrument;

(v)         propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by this Agreement;

(vi)        (A) incur, prepay, repurchase, assume or materially modify any Indebtedness or guarantee any Indebtedness of another Person or issue any debt securities or other rights to acquire any debt securities of the Company or any of the Company Subsidiaries, except for (1) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof a copy of which was made available to Parent prior to the date hereof or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (2) loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person, except with respect to obligations of direct or indirect wholly-owned Subsidiaries of the Company incurred in the ordinary course consistent with past practice of such Subsidiary’s business, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly-owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of the Company Subsidiaries of not more than $10,000 per employee, (D) mortgage or pledge any of its or the Subsidiaries’ material assets, tangible or intangible or create exist any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness permitted under this Section 5.1(b)(vi));

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(vii)       except as may be required by applicable Law or the terms of any Employee Plan or Contract as in effect prior to the date hereof that has been provided or made available to the Parent prior to the date hereof and except for the grant of bonuses to certain employees of the Company and Company Subsidiaries, in an aggregate amount not to exceed $750,000 in accordance with Schedule 5.1(b)(viii), which shall be pre approved by the Parent, (A) enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, change of control, option, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any current or former employee, officer, director or other service provider of the Company or any of the Company Subsidiaries in any manner, (B) increase the compensation or benefits (including any severance, change of control, termination or similar compensation or benefits) payable or to become payable to any current or former employee, officer, director or other service provider of the Company or any of the Company Subsidiaries, pay or agree to pay any special bonus or special remuneration to any such employee, officer, director or other service provider, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof, make any loans to any of such employees, officers, directors or other service providers (other than advancement of business expenses in the ordinary course of business and consistent with past practices, of not more than $10,000 per employee), or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise, in each case of (A) and (B) except as permitted by Section 5.1(b)(ii), (C) announce, implement, or effect any reduction in labor force, layoff, early retirement program, severance program or other program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, (D) adopt or enter into any collective bargaining agreement, works council agreement or other labor union Contract applicable to its employees, or (E) hire or engage any new employee, officer, director or other service provider of the Company or any of the Company Subsidiaries, or terminate the employment thereof, other than hiring or firing of employees or other service providers with total annual compensation not in excess of $75,000 per employee or other service provider, as applicable and $200,000 in the aggregate, and in the ordinary course of business consistent with past practice;

(viii)      except as may be required as a result of a change in applicable Law or in GAAP after the date hereof, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

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(ix)         (A) acquire or license any material amount of assets, or (B) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $50,000 or, in the aggregate, are in excess of $150,000, except for capital expenditures and acquisition of assets or licenses that are contemplated by the Company’s 2015 budget made available to Parent prior to the date hereof;

(x)          (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or any material equity interest therein or (2) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, (B) enter into any Contract (other than inter-company Contracts) with respect to a joint venture, strategic alliance or partnership that is material to the Company and the Company Subsidiaries, taken as a whole; or (C) other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or the Subsidiaries, which are material to the Company and the Company Subsidiaries, taken as a whole;

(xi)         prepare or file any income Tax Return or other material Tax Return in a manner inconsistent with past practice or, on any such Tax Return, take any material position inconsistent with past practice, make or change any Tax election, settle or otherwise compromise any material claim relating to Taxes, settle any material dispute relating to Taxes, adopt or change any accounting method in respect of Taxes, enter into any Tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, request any ruling or similar guidance with respect to Taxes, other than as set forth in Section 5.8 (Tax Rulings);

(xii)        (A) discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of $250,000 individually or $500,000 in the aggregate, other than the payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports, (B) cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights with a value in excess of $100,000, or (C) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xiii)       except in the ordinary course of business consistent with past practice, (A) enter into any Contract that would constitute a Material Contract if entered into at any time prior to the date hereof, (B) modify or amend in any material respect any Material Contract, (C) terminate any Material Contract, or (iv) waive, release, or assign any material rights or claims under any Material Contract;

(xiv)      apply for or accept (A) any Government Grant from the OCS or any other Governmental Authority, which Governmental Grant is extended to support the Company's research and development operations, or (B) any material Government Grants from any other Governmental Authority;

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(xv)       transfer, sell lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, or allow to lapse or expire or otherwise dispose of any of the material assets, Company Intellectual Property Rights, product lines, or businesses of the Company or any Company Subsidiary, other than (A) pursuant to Contracts in effect as of, and disclosed to Parent prior to the date of this Agreement, or (B) in connection with the license of Software Products or the distribution, sale or license of other products or services, in each case, in the ordinary course of business consistent with past practice;

(xvi)      enter into, engage in or amend any transaction or Contract with any Subsidiary, Related Party or any interested parties (Ba’alay Inyan);

(xvii)     customize the source code of any Software Product for any customer or other third party for which customization of the Intellectual Property rights associated therewith is not retained by the Company;

(xviii)    enter into any Contract that limits in any material respect either the type of business in which the Company or a Subsidiary (or, after the Effective Time, Parent or its subsidiaries) may engage or the manner or locations in which it may so engage in any business, or would require the Company or the Subsidiaries to deal exclusively with a Person or related group of Persons;

(xix)       cancel or fail to in good faith seek to renew any material insurance policies;

(xx)        except as expressly permitted in this Agreement, take any action that would reasonably be expected to result in any of the conditions set forth in Article VIII not being satisfied or intended to prevent, or materially impair or materially delay the ability of the Company to consummate the Merger and the transactions contemplated hereby; or

(xxi)       enter into a Contract, or otherwise resolve or agree, to take any of the actions prohibited by this Section 5.1(b).

(c)          Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or the Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2           No Solicitation.

(a)          The Company shall and shall cause the Company Subsidiaries and its and their respective Representatives to immediately cease any and all existing discussions, communications or negotiations with any Persons (other than Parent, Merger Sub and their Representatives) conducted heretofore with respect to any Acquisition Proposal. The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) revoke, terminate or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Company Subsidiaries in connection with any Acquisition Proposal.

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(b)          At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and the Company Subsidiaries shall not, and shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate or cooperate with the making, submission or announcement of, or encourage, facilitate or assist the making of, any Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of the Company Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries, in each such case that has made, submitted or announced, or would reasonably be expected to make, submit or announce, or with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist the making, submission or announcement of, an Acquisition Proposal, (iii) participate or engage in any discussions or negotiations with any Person with respect to an Acquisition Proposal or Acquisition Transaction, or (iv) resolve or publicly propose to take any of the actions referred to in clauses (i) through (v). The Company agrees that any violation of the restrictions set forth in Section 5.2 or Section 5.3 by the Company Subsidiaries or any of the Company’s or any of the Company Subsidiaries’ Representatives shall be deemed a breach of this Agreement by the Company.

(c)          Notwithstanding anything to the contrary set forth in Section 5.2(b), prior to obtaining the Company Shareholder Approval, the Company may, directly or indirectly through the Company’s Representatives, (i) participate or engage in discussions or negotiations with any Person that has made a bona fide, written Acquisition Proposal that did not result from a material violation of this Section 5.2 and that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes, or would reasonably be expected to lead to, a Superior Proposal, and/or (ii) furnish to any Person that has made an Acquisition Proposal of the type described in clause (i), any non-public information relating to the Company or any of the Company Subsidiaries and/or afford to such Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Company Subsidiaries, in each case under this clause (ii) pursuant to a confidentiality agreement (which shall contain standstill covenants) that is no less favorable to the Company, than the Confidentiality Agreement; provided, however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), (A) the Company Board (or any committee thereof) shall have determined in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be a breach its fiduciary duties to the Company and the Company Shareholders under applicable Law, (B) within twenty four (24) hours following such determination, the Company gives Parent written notice of the Company’s intention to participate or engage in such discussions or negotiations with, or furnish non-public information access to, such Person, as applicable, and shall in no event hold such discussions or negotiations or begin providing such information or affording such access to such Person prior to providing such notice to Parent, and (C) as soon as reasonably practicable after furnishing any non-public information about the Company and the Company Subsidiaries to such Person (and in any event within twenty-four (24) hours thereafter), the Company furnishes such non-public information to Parent to the extent such information has not been previously furnished to Parent, and (D) shall not engage in such discussions or negotiations with such Person for a period of more than eighteen (18) days following the Board’s determination according to subsection (A) above (the “18-day Period”), following which the Board shall be required to make the determination pursuant to, and follow the provisions of Section 5.3(d) below.

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(d)          The Company shall promptly (and in any event within twenty-four (24) hours from the time at which the Company becomes aware thereof) notify Parent orally and in writing if the Company becomes aware of the receipt by the Company, the Company Subsidiaries or any of their respective Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal. Such notice shall include the terms and conditions of such Acquisition Proposal, request or inquiry, the identity of the Person or group making any such Acquisition Proposal, request or inquiry. The Company shall keep Parent informed of the status and terms of any such Acquisition Proposal, request or inquiry on a prompt basis, and in any event no later than twenty-four (24) hours after the occurrence of any material changes to any such Acquisition Proposal (including any change to the terms and conditions thereof and of any withdrawal thereof).

(e)          The Company shall not, and shall cause the Company Subsidiaries and its and their respective Representatives not to, enter into any Contract with any Person that would restrict the Company’s ability to provide to Parent the information described in Section 5.2(d), and neither the Company nor any of the Company Subsidiaries is currently party to or bound by any Contract that prohibits the Company from providing the information described in Section 5.2(d) to Parent. The Company (A) shall not, and shall cause the Company Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill, non-compete, non-solicitation or confidentiality provision in any Contract to which it or any of the Company Subsidiaries is or becomes a party relating to an Acquisition Proposal (other than any such Contract with Parent or Merger Sub), and (B) shall, at the reasonable request of the Parent, cause the Company Subsidiaries and its and their respective Representatives to, use reasonable commercial efforts to enforce such standstill, non-compete, non-solicitation and confidentiality provisions if the Company becomes aware of any material breach thereof by the party subject thereto.

(f)          The Company shall promptly (but in no event later than five (5) Business Days after the date of this Agreement) (i) demand that each Person that has executed a confidentiality agreement in the preceding eighteen (18) months in connection with any Acquisition Proposal return or destroy all non-public information furnished to such Person or its Representatives by or on behalf of the Company or any of the Company Subsidiaries in accordance with the terms of the applicable confidentiality agreement, and (ii) revoke, terminate or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Company Subsidiaries in connection with any Acquisition Proposal.

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Section 5.3           Company Board Recommendation.

(a)          Except as expressly provided in this Section 5.3, the Company Board shall unanimously recommend that the holders of Company Shares approve this Agreement and the Merger (the “Company Board Recommendation”).

(b)          Except as expressly provided in this Section 5.3, neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation, (ii) approve, endorse or recommend or propose to approve, endorse or recommend, any Acquisition Proposal or Acquisition Transaction (any action referred to in the foregoing clauses (i) and (ii) being referred to as a “Company Board Recommendation Change”), or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement, whether or not binding, relating to any Acquisition Proposal or Acquisition Transaction (other than a confidentiality entered into in accordance with Section 5.2(c) (an “Alternative Acquisition Agreement”). The Company shall provide Parent written notice at least twenty four (24) hours before any meeting of the Company Board or any committee thereof at which the Company Board or such committee might reasonably be expected to determine whether an Acquisition Proposal constitutes a Superior Proposal.

(c)          Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may (x) effect a Company Board Recommendation Change with respect to a Superior Proposal and/or (y) terminate this Agreement pursuant to Section 9.1(e) in order to enter into a written definitive agreement with respect to a Superior Proposal, in each case, if (i) the Company receives a written, bona fide Acquisition Proposal (provided that the Person making such Acquisition Proposal is not in violation of such Person’s standstill obligations to the Company (if any)); (ii) such Acquisition Proposal must not have resulted from a material breach by the Company of any terms of this Agreement (including Section 5.2 or this Section 5.3); (iii) the Company Board (or any committee thereof) concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal; (iv) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change and/or terminate this Agreement in respect of such Superior Proposal, which notice shall describe in reasonable detail the reasons for such Company Board Recommendation Change and/or termination, identify the Person making such Superior Proposal and include a copy of any proposed Alternative Acquisition Agreement or other documentation with respect thereto (a “Recommendation Change Notice”); (v) the Company shall have negotiated in good faith with Parent, if Parent so desires, during the five (5) Business-Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice in order to make adjustments to the terms of this Agreement; and (vi) at the conclusion of such five (5) Business-Day period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside legal counsel and financial advisors), and after giving effect to any adjustments to the terms of this Agreement that may have been proposed by Parent, that such Acquisition Proposal continues to constitute a Superior Proposal (and it is hereby agreed that if, after taking into consideration such adjustments, the terms of such Acquisition Proposal are materially and economically similar to the terms of this Agreement, as adjusted, the Acquisition Proposal shall not be deemed a Superior Proposal), and that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) with respect to such Superior Proposal would reasonably be expected to breach its fiduciary duties to the Company and the Company Shareholders under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays Parent the Termination Fee and expense reimbursement required by and pursuant to the terms of Section 9.3(b), and (2) immediately following such termination enters into a binding definitive contract for such Superior Proposal. In the event of any material revisions to the terms of any such Superior Proposal (including any change to the price or form of consideration or in financing), the Company shall be required to deliver a new Recommendation Change Notice to Parent and to again comply with the requirements of this Section 5.3(c) with respect to such new Recommendation Change Notice, except that the five (5) Business-Day period referred to in clause (v) shall be deemed a three (3) Business-Day period and commence on the date of such new notice.

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(d)          Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under Israeli law with substantially similar content) or a position contemplated by Section 329 of the ICL, or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act and (ii) making any disclosure to the Company Shareholders that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would breach its fiduciary duties under applicable Law; provided that, in either such case, any such statement or disclosure that constitutes a Company Board Recommendation Change will be subject to the terms and conditions of this Agreement, including the provisions of Article IX.

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Section 5.4           Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of the Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and, during such period, the Company shall, and shall cause each of the Subsidiaries to, furnish promptly to Parent and its Representatives any information concerning its business, Taxes, properties or personnel as Parent may reasonably request, including (a) any report, schedule and other document filed or furnished by it with the SEC and any material communication (including “comment letters”) received by the Company from the SEC in respect of such filings, and (b) internal monthly consolidated financial statements of the Company and the Company Subsidiaries, to the extent prepared in the ordinary course of business consistent with past practice; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent (and only to the extent) that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iii) access to a Contract to which the Company or any of the Company Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. In the event that the Company does not provide access or information in reliance on the first proviso in the preceding sentence, it shall use its reasonable commercial efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege. Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as reasonably requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and the Company Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of the Company Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives or employees in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5           Certain Litigation. Each Party shall promptly advise the other Parties of any Legal Proceedings commenced after the date hereof or threatened against such Party or any of its directors, officers (in their capacity as such) or controlled Affiliates by any Company Shareholders (on their own behalf or on behalf of the Company), before any Governmental Authority, relating to this Agreement, the Merger or the other transactions contemplated hereby, or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger (“Transaction Litigation”), and shall keep the other Parties reasonably informed regarding any such Transaction Litigation. The Company shall promptly notify the other Parties of any Legal Proceeding that may be threatened or asserted in writing, brought, or commenced against the Company or any of the Company Subsidiaries, that would have been listed in Section 3.27 of the Company Disclosure Letter, if such Legal Proceeding, had arisen prior to the date hereof. Each Party shall give the other Parties the opportunity to consult with such Party regarding the defense or settlement of any such Transaction Litigation and shall consider such other Parties’ views with respect to such Transaction Litigation; provided that Parent shall also have the right to participate in the defense of any such Transaction Litigation to the extent permissible under applicable Law and the Company shall fully cooperate with Parent with respect thereto. The Company agrees that it shall not settle, compromise or come to an arrangement regarding, or make an offer or agree to settle, compromise or come to an arrangement regarding, any Transaction Litigation commenced against the Company, any Company Subsidiary or any director or officer thereof without the prior written consent of Parent which shall not be unreasonably withheld or delayed. After receipt of the Company Shareholder Approval, the Company shall cooperate with Parent and, if requested by Parent, use its reasonable commercial efforts to settle, compromise or come to an arrangement regarding any unresolved Transaction Litigation in accordance with Parent’s direction.

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Section 5.6           Director Resignations. Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall obtain resignation letters from each of the members of the Company Board and the board of directors of each of the Subsidiaries, in each case, with the resignation to be effective as of the Effective Time.

Section 5.7           Company Shareholders Meeting.

(a)          As soon as reasonably practicable following the date of this Agreement, but in no event later than the third (3rd) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval and (ii) publish the notice of the Company Shareholder Meeting (with the proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder). As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall prepare, file with and furnish to the SEC on Form 6-K a proxy statement, letter to stockholders, notice of meeting and form of proxy for the Company Shareholders Meeting (the “Proxy Statement”). The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the Charter Documents. Unless this Agreement is terminated pursuant to Article IX or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than forty (40) days after the publication of the notice regarding the Company Shareholders Meeting. The Company shall include the Company Board Recommendation in the Proxy Statement. The Company will include a copy of any fairness opinion (and the information that formed the basis for rendering such opinion) obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement and a disclosure relating to any financial advisor rendering such opinions (including the amount of fees and other consideration that such financial advisors will receive upon consummation of or as a result of the Merger, and the conditions therefor). The Company shall use its reasonable commercial efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law. Prior to filing the Proxy Statement (or any amendment or modification thereto) with the SEC, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside legal counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or Nasdaq, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to obtaining the Company Shareholder Approval any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 5.7(a) prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

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(b)          The Company shall, through the Company Board, use reasonable commercial efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement. Prior to the termination of this Agreement in accordance with its terms, the Company’s obligation to call, give notice of, and hold the Company Shareholders Meeting in accordance with Section 5.7(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement, or submission of any Acquisition Proposal. The Company agrees that, unless this Agreement has been terminated in accordance with Section 9.1, it shall not submit to the vote of the Company Shareholders any Acquisition Proposal or Acquisition Transaction prior to the vote of the Company Shareholders with respect to this Agreement and the Merger at the Company Shareholders Meeting. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholder Meeting (unless otherwise agreed to by Parent) as to the aggregate tally of proxies received by the Company with respect to the Company Shareholder Approval. Without the prior written consent of Parent, the Company Shareholder Approval shall be the only matter (other than procedural matters or the approval of certain compensation arrangements in connection with the Merger) which the Company shall propose to be acted on by the Company Shareholders at the Company Shareholder Meeting.

(c)          The Company shall not permit the adjournment or postponement of the Company Shareholders Meeting without the prior written consent of Parent, unless otherwise ordered by any Government Authority or required pursuant to applicable Law or the Company’s organizational documents; provided, however, that if Parent so requests, the Company shall adjourn or postpone the Company Shareholders Meeting for a period of up to fourteen (14) days. Once the Company has established a record date for the Company Shareholder Meeting, the Company shall not change such record date or establish a different record date for the Company Shareholder Meeting without the prior written consent of Parent, unless required to do so by applicable Law (including, in the event that the Company Shareholder Meeting is adjourned or postponed in accordance with this Section 5.7(c), by implementing such adjournment or postponement in such a way that the Company does not establish a new record date for the Company Shareholder Meeting, as so adjourned or postponed, to the extent permissible under applicable Law).

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(d)          One Business Day after the approval of the Merger by the Company’s shareholders at the Company Shareholders Meeting, the Company shall (in accordance with Section 317(b) of the Israeli Companies Law) inform the Israeli Companies Registrar of the decision of the Company Shareholders Meeting with respect to the Merger.

Section 5.8           Tax Rulings.

(a)          As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) confirming, among other things, that (i) the cancellation and exchange of the Section 102 Options and Section 102 RSUs and conversion of the Section 102 Shares in accordance with the provisions of this Agreement shall not be regarded as a violation of the Section 102 Trust Period so long as the 102 Amount are deposited with the Section 102 Trustee until the end of the respective Section 102 Trust Period, and (ii) the deposit of the respective Option Consideration and Merger Consideration with the Paying Agent and the Section 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Securities (whether or not subject to Section 102) to the, Paying Agent, the Section 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b)          As soon as practicable following the date of this Agreement but in no event later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Shares that are non−Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Section 102 Shares) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”). To the extent that prior to the Closing an interim Withholding Tax Ruling shall have been obtained, then all references herein to the Withholding Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Withholding Tax Ruling is obtained.

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(c)          Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to reasonably cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto. To the extent that Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide Parent’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.

(d)          The Parties hereto understand and acknowledge that the Option Tax Ruling and/or the Withholding Tax Ruling may not be obtained or may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed in this Section 5.8. The Parties further understand and acknowledge that the benefits to holders of Company Securities contemplated in this Section 5.8 may not be granted, or may not be granted in full. If any of the Option Tax Ruling and the Withholding Tax Ruling (including any such interim rulings) are not obtained prior to Closing, the provisions of Section 2.8(f) shall govern the payment of any consideration to be paid by the Parent and/or the Merger Sub under this Agreement.

Section 5.9           Nasdaq Delisting of Company Shares; Transition Period SEC Reports.

(a)          Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the delisting of the Company Shares from Nasdaq and the deregistration of the Company Shares under the Exchange Act effective as of the close of business on the Closing Date.

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(b)          If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time or (ii) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within ten (10) Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company will use best reasonable commercial efforts to provide to Parent, at least ten (10) Business Days (with respect to the Company’s annual report on Form 20-F) or three (3) Business Days (with respect to the Company’s immediate reports on Form 6-K, unless a shorter period is required under applicable Law) prior to (i) the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or (ii) the Effective Time (with respect to such reports that are due within ten (10) Business Days after the Effective Time), a substantially final draft of each such report (each, a “Transition Period SEC Report”). The Company will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period SEC Report to be filed with or furnished to the SEC prior to the Effective Time.

Section 5.10         Closing Deliverables. At the Closing, the Company shall deliver to Parent a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association in effect, (C) the Company’s board resolutions approving the Merger, this Agreement and the Ancillary Agreements to which the Company is a party, (D) evidence of the receipt of the Company Shareholder Approval and (E) the incumbency of each of the Company’s officers authorized to sign, on behalf of the Company, this Agreement and the Ancillary Agreements executed or to be executed and delivered by the Company pursuant to this Agreement.

Section 5.11         Cooperation with Debt Financing. Prior to the Closing, the Company shall, and shall cause Company Subsidiaries to, reasonably cooperate with the arrangement by Parent of debt financing as may be reasonably requested by Parent, including: (i) participation in meetings, drafting sessions, rating agency presentations; (ii) furnishing Parent and its lenders with pertinent information regarding the Company and Company Subsidiaries as is customary in connection with debt financing for transactions of this type; and (iii) assisting Parent and its lenders in the preparation of (A) a customary bank information memorandum; and (B) materials for rating agency presentations; provided, that the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with such cooperation; and provided, further, that the effectiveness of any documentation executed by the Company or any of the Company Subsidiaries with respect thereto shall be subject to the consummation of the Merger. Parent acknowledges and agrees that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, representatives and advisors (including legal, financial and accounting advisors) shall have any responsibility for, or incur any liability to any person under or in connection with, the arrangement of the debt financing that Parent may raise in connection with the transactions contemplated by this Agreement.

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ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1           Directors’ and Officers’ Indemnification and Insurance.

(a)          Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company (the “Indemnified Persons, each, an “Indemnified Person”) acting in such capacities as provided in their respective certificates of the Charter Documents and any indemnification or other agreements of the Company as in effect on the date of this Agreement (to the extent that copies have been made available to Parent prior to the date of this Agreement) shall be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided that such obligations shall be subject to any limitation imposed from time to time under applicable Law.

(b)          Prior to the Effective Time the Company will purchase a directors’ and officers’ liability insurance policy (such policy, a “D&O Insurance”) for seven (7) years after the Effective Time. Such D&O Insurance shall cover acts or omissions occurring prior to the Effective Time covering each such Indemnified Person whom are as of as of immediately prior to the Effective Time covered by the Company’s officers’ and directors’ liability insurance policy, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that, in satisfying its obligation under this Section 6.1(b), the Company shall not, without the prior written consent of Parent, be permitted to pay an aggregate premium in excess of 250% (the “Maximum Annual Premium”) of the amount per annum the Company paid in its last full fiscal year, which initial quote therefor the Company has disclosed to Parent prior to the date of this Agreement and Company shall seek at least two additional quotes. Notwithstanding the foregoing, at any time Parent or the Surviving Company may, and if so directed by Parent prior to the Effective Time the Company shall (subject to the proviso set forth in the previous sentence), purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and which by its terms shall provide coverage until the seventh (7th) annual anniversary of the Effective Time, and upon the purchase of such insurance Parent’s and the Surviving Company’s obligations pursuant to the first sentence of this Section 6.1(b) shall cease.

(c)          The rights of each Indemnified Person under this Section 6.1 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 6.2           Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

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ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1           Commercially Reasonable Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party or Parties in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable (and in any event prior to the Outside Date), the transactions contemplated by this Agreement, including using commercial reasonable efforts to: (i) cause the conditions set forth in Article VIII to be satisfied (but not waived); (ii) obtain all Approvals from Governmental Authorities and third parties, that are necessary to consummate the Merger; (iii) obtain all necessary or appropriate consents, waivers and approvals, or give all necessary or appropriate notices, under any Material Contracts in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement; and (iv) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement or the Ancillary Agreements. Notwithstanding anything to the contrary herein (except as set forth in Section 9.3), the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

Section 7.2           Regulatory Filings.

(a)          Without limiting the generality of Section 7.1, each of Parent and Merger Sub shall, on the one hand, and the Company, on the other hand, shall file pre-merger or post-merger notification filings, forms and submissions with each Governmental Authority that are required by any Antitrust Laws in connection with the consummation of the transactions contemplated by this Agreement as soon as reasonably practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by any of the Governmental Authorities of any applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable commercial efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under Antitrust Laws applicable to the Merger as soon as practicable (and in any event, prior to the Outside Date), including by seeking early termination thereof, to the extent applicable, to not take any action with the effect of extending any review or waiting period under applicable Antitrust Laws, and to obtain any required Approvals under any Antitrust Laws applicable to the Merger as soon as reasonably practicable (and in any event, prior to the Outside Date), and to eliminate any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable commercial efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as any Governmental Authority may assert under any applicable Antitrust Laws with respect to the Merger.

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(b)          Parent and/or its Affiliates shall execute and deliver an undertaking in customary form in favor of the OCS to comply with applicable Law (if and when required to do so).

(c)          Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any Legal Proceedings initiated by a private party. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its best reasonable commercial efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the Parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each Party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(d)          Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any Approvals are required to be or should be made to, from or by any Governmental Authority under any applicable Antitrust Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such Approvals that the Parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

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(e)          From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, operate their respective businesses in such manner or take any action, that would reasonably be expected to increase in any material respect the risk of not obtaining any such Approval from a Governmental Authority.

(f)          Nothing in this Agreement shall require Parent, the Surviving Company or any of their Affiliates to, and the Company and its Affiliates shall not (without Parent’s prior written consent), sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or the Company or any of their Affiliates, whether as a condition to obtaining any Approval from, or to avoid potential Legal Proceeding by, a Governmental Authority or any other Person or for any other reason.

Section 7.3           Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.3(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Israeli Companies Registrar within three (3) days from the calling of the shareholders meetings, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Israeli Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.3(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Israeli Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Companies Registrar and that the creditors may review the Merger Proposal at the office of the Israeli Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Israeli Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Israeli Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.3(a), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Israeli Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Israeli Companies Registrar of such approval, and (g) in accordance with the customary practice of the Israeli Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Israeli Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Israeli Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.3(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

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(b)          The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Israeli Companies Registrar of such approval.

Section 7.4           Anti-Takeover Statute. In the event that any Antitakeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable commercial efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.5           Notification of Certain Matters.

(a)          Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries or Representatives, from any Governmental Authority with respect to such transactions.

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(b)          The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the Company or Parent, as the case may be, becoming aware that any representation or warranty made by it in this Agreement or any Ancillary Agreement is untrue or inaccurate in any material respect, (ii) the Company or Parent, as the case may be, shall become aware of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably could be expected to cause any representation or warranty contained in this Agreement or any Ancillary to be untrue or inaccurate in any material respect, (iii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder, (iv) any notice or other communication from any person alleging that the consent of such person is required in connection with any of the Transactions, and (v) any change to the number of Company Shares issued and outstanding as set forth in Section 3.7 which results from anything other than actions specifically permitted by this Agreement (including the exercise of Company Options); provided, however, that the delivery of any notice pursuant to this Section 7.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 7.5(b).

(c)          The Company shall promptly advise Parent orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect. The Company shall promptly advise Parent orally or in writing of any change or event that has or could reasonably be expected to cause any of the conditions to Closing set forth in Article VIII not to be satisfied by the Outside Date.

Section 7.6           Public Statements and Disclosure. None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), unless: (i) the other Party shall have approved such press release or disclosure in writing; or (ii) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure. Notwithstanding the foregoing, without prior consent of the other party, each of Parent and the Company may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party. Each party agrees to promptly make available to the other Parties copies of any written public communications made without prior consultation with the other Parties.

Section 7.7           Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, made as of January 22, 2015 (the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 7.8           No Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

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ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1           Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a)          Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)          Regulatory. Any waiting period (and any extension thereof) applicable to the Merger shall have expired or been terminated and any Approvals required to be obtained prior to the Closing under Antitrust Laws applicable to the Merger in the jurisdictions listed on Section 8.1(b) of the Company Disclosure Letter shall have been obtained or filed, as applicable.

(c)          Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Israeli Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d)          No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have enacted, issued, granted or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

(e)          Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Israeli Companies Registrar.

Section 8.2           Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)          Representations and Warranties. Each representation and warranty of the Company (i) set forth in Section 3.1 (Organization; Good Standing and Qualification) through Section 3.7 (Company Capitalization.) shall be true and correct in all respects, other than changes in the Company Capitalization representation and warranty resulting from vesting and or exercise of Company Options and Company RSUs according to their terms as set forth in Schedule Section 8.2(a), (ii) representations and warranties of the Company contained in this Agreement that are qualified or limited by a materiality, Company Material Adverse Effect or similar standard shall be true and correct in all respects, and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Effective Time as if made on and as of the Effective Time, except to the extent such representations and warranties by their terms speak as of a specific date, which representations and warranties will have been true and correct as of such date.

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(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects each of the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Officer’s Certificate of the Company. Parent and Merger Sub shall have received (i) a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied, and (ii) the certificate and the relevant attached deliverables as set forth in Section 7.7.

(d)          Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect following the execution and delivery of this Agreement.

(e)          Governmental and Other Approvals. The approvals set forth in Section 3.5 and Section 3.6 of the Company Disclosure Letter have been obtained.

(f)          No Litigation. There shall not be pending or threatened any Legal Proceeding in which a Governmental Authority or any Person is or is threatened to become a party or is otherwise involved: (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) relating to the Merger and seeking to obtain from the Company or any of the Company Subsidiaries, any damages or other relief that may be material, or (iii) that would materially and adversely affect the right of Parent, the Surviving Company or any subsidiary of Parent to (x) own the assets and operate the business of the Company and the Company Subsidiaries, taken as a whole or (y) prohibit or limit the exercise by Parent of any material right pertaining to ownership of the share capital of the Surviving Company.

Section 8.3           Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified or limited by a materiality, Material Adverse Effect or other similar standard shall be true and correct in all respects, and all other representations and warranties of the Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Effective Time as if made on and as of the Effective Time, except to the extent such representations and warranties by their terms speak as of a specific date, which representations and warranties will have been true and correct as of such date.

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(b)          Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c)          Officer’s Certificate of Parent and Merger Sub. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)          OCS Undertaking. Parent shall have executed the standard form of the OCS undertaking and delivered it to the OCS.

(e)          HSR Act and Other Antitrust Filings. The waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated, if required.

(f)          Deposit of Merger Consideration. Parent shall deposit with the Paying Agent the cash required to pay the Merger Consideration and the Option Consideration.

(g)          Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1           Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)          at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b)          by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order or enacted, granted or promulgated any Law or took any other action with the effect of permanently enjoining, restraining or otherwise prohibiting or preventing the Merger; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if such Order, Law or other action was primarily due to the failure of such Party to perform any of its obligations under this Agreement or under any Ancillary Agreement or the breach of any of the provisions set forth in Article III, ARTICLE V or Article VII; or

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(c)          by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before 120 days following signing (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or

(d)          by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger; or

(e)          by the Company, at any time prior to the receipt of the Company Shareholder Approval, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal in accordance with Section 5.3(c), provided that the Company pays Parent the Termination Fee pursuant to Section 9.3(b), in advance of or substantially concurrently with such termination; or

(f)          by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, or (B) at any time after such twenty (20) Business Day period if the Company shall have cured such breach during such twenty (20) Business Day period); or

(g)          by Parent in the event that the Company Board (or a committee thereof) shall have failed to reaffirm publicly the Company Board Recommendation (or, following receipt of the Company Shareholder Approval, to reaffirm its determination that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders) within three (3) Business Days after Parent so requests in writing (which request may be made at any time following public disclosure of an Acquisition Proposal (whether or not a Superior Proposal); provided that Parent may not make more than two (2) such requests in the aggregate following the disclosure of any Acquisition Proposal and provided, further, that the Parent may not make any such request during the 18-Day Period; or

(h)          by Parent, at any time prior to the Effective Time, if there shall have occurred a Company Material Adverse Effect after the date hereof; or

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(i)          by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, and (B) at any time after such twenty (20) Business Day period if Parent and Merger Sub shall have cured such breach during such twenty (20) Business Day period). In the event that the Parent fails to deposit the Exchange Fund and the Option Consideration when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A. from time to time during such period, as such bank’s prime lending rate.

Section 9.2           Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other Party or Parties, as applicable, setting forth the particular subsection of Section 9.1 pursuant to which this Agreement is being terminated. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any Party or Parties, as applicable (or any director, officer, employee, affiliate, agent or other representative of such Party or Parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.6, Section 7.7, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any Party or Parties hereto, as applicable, from liability for any fraud or willful breach of any representation, warranty, covenant, agreement, obligation or other provision of this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by a Party in circumstances where the officers or directors of such Party had actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3           Fees and Expenses.

(a)          General.

(i)          Except as set forth in Section 9.3(c), each Party shall bear its own fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not the Merger is consummated.

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(b)          Termination Payments:

(i)          Company Payments. The Company shall pay to Parent $21,930,000 (the “Termination Fee”), less any amount paid pursuant to Section 9.3(b)(iv)) in the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d), and (B) within twelve (12) months following such termination of this Agreement, the Company enters into a definitive agreement to effect, or consummates, a Qualifying Transaction, regardless of whether the Qualifying Transaction is the Acquisition Proposal or Acquisition Transaction, provided, however, that in such case the Termination Fee shall be paid upon and subject to the consummation of such Qualified Transaction by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent. As used in this Section 9.3(a)(i), “Qualifying Transaction” means any Acquisition Transaction, except that the references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%”.

(ii)         In the event that this Agreement is terminated by the Company pursuant to Section 9.1(e) or Section 9.1(g), the Company shall pay the Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent prior to or substantially concurrently with, and as a condition to the effectiveness of, such termination.

(iii)        In the event that this Agreement is terminated by Parent pursuant to Section 9.1(f), in the event that the breach by the Company of any of its representations, warranties, covenants or agreements would reasonably be expected to give rise to, individually or in the aggregate, a Company Material Adverse Effect, the Company shall pay to Parent $13,158,000, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent.

(iv)        In the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d), the Company shall pay to Parent $6,579,000, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after such termination of this Agreement.

(v)         In the event that the Company fails to pay any amount required pursuant to this Section 9.3(b) when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A. from time to time during such period, as such bank’s prime lending rate. In addition, if the Company fails to pay such amount when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with successful efforts to collect such amounts. The Company acknowledges that the provisions of Section 9.3(b)(i) are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement.

(c)          Expenses. Except as otherwise provided herein, all Expenses shall be borne by the Party incurring such Expenses, it being understood and agreed that Expenses associated with the printing, filing and mailing of the Proxy Statement and any amendments or supplements thereto and the solicitation of the Company Shareholder Approval shall be borne by the Company and the Company shall pay all of the administrative filing fees required to be paid in connection with any filing made under any applicable Antitrust Laws in connection with the transactions contemplated hereby.

(d)          The payment of the Termination Fee shall be the exclusive remedy of the Parent and Merger Sub subject to the provisions of and the exclusions in Section 9.2. It is clarified that in no circumstances shall the Termination Fee be paid on more than one occurrence (it being further clarified that the making of the payment set forth in Section 9.3(b)(i) in addition to the payment set forth Section 9.3(b)(iv) shall not be deemed as more than one payment of Termination Fee).

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Section 9.4           Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5           Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties hereto contained herein. Any agreement on the part of a Party or Parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1         Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2         Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)          if to Parent or Merger Sub to:

Francisco Partners

One Letterman Drive

Building C, Suite 410

San Francisco, CA 94129

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Attention: Matt Spelzer

Facsimile: +44 207 907 8650

email: Spetzler@franciscopartners.com

with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Silver Rd.

Ramat-Gan 5250608, Israel

Attention: Maya Liquornik

Facsimile:	+972-3-610-3111
email:	maya@meitar.com

(b)	if to the Company, to:

ClickSoftware Technologies Ltd.

Attention: David Goldstein, Adv.

VP, General Counsel

Facsimile: +972-3-542-6640

email: david.goldstein@clicksoftware.com

with copies (which shall not constitute notice) to:

Amit, Pollak, Matalon & Co
Nitba Tower, 19th Floor
17 Yitzhak Sadeh St.
Tel Aviv 6777517, Israel

Attention: Ian Rostowsky, Adv.

Facsimile: 972 3 568 9001

email: ian_ro@apm-law.com

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Section 10.3         Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that each of Merger Sub and Parent may assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to any Affiliate thereof (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent and Merger Sub shall remain liable for the performance by Parent and Merger Sub of their obligations hereunder. Subject to the preceding sentence, this Agreement shall (i) be binding upon the Parties and their respective successors and permitted assigns and (ii) shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.4         Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 10.5         Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to Article II.

Section 10.6         Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7         Remedies.

(a)          Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

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(b)          The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.8         Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

Section 10.9         Consent to Jurisdiction.

(a)          Each of the Parties (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only and exclusively in any court of competent jurisdiction located in Tel-Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel-Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)          Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

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Section 10.10         Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other party, it being understood that all Parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in .pdf or other scan format) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

OPTIMIZER TOPCO S.A.R.L

By:	/s/ Matt Spetzler

By: Francisco Partners IV, L.P
In the name and on behalf of Optimizer Topco S.a.r.l. in process of incorporation and represented by its general partner Francisco Partners GP IV, L.P., itself represented by its general partner Francisco Partners GP IV Management Limited

Name: /s/ Matt Spetzler

Title: Managing Director

OPTIMIZER HOLDINGS LTD.

By:	/s/ Matt Spetzler
Name: Matt Spetzler

Title: Director

CLICKSOFTWARE TECHNOLOGIES LTD.

By:	/s/ Moshe BenBassat
Name: Moshe BenBassat
Title: Chief Executive Officer

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Appendix B

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of April 30, 2015 by and between Optimize TopCo S.a.r.l, a Luxembourg corporation (“Parent”), and the undersigned shareholder (the “Shareholder”) of ClickSoftware Technologies Ltd., a company organized under the laws of Israel (the “Company”).

RECITALS

A.         Simultaneously with the execution of this Agreement, the Company, Merger Sub (as defined below) and Parent are entering into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger (the “Merger”) of Optimizer Merger Holdings Ltd., a company organized under the laws of the State of Israel and an indirectly, wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company, on the terms and subject to the conditions set forth therein, pursuant to which each issued and outstanding ordinary share, NIS 0.02 par value, of the Company (the “Ordinary Shares”) shall automatically be converted into and represent the right to receive the merger consideration as set forth in the Merger Agreement, on the terms and subject to the conditions set forth therein. The Shareholder has been provided with a copy of the Merger Agreement prior to its execution of this Agreement;

B.          As of the date hereof, the Shareholder is the owner of such number of Shares (as defined below) as is indicated on the signature page of this Agreement;

C.          Shareholder believes that the terms of the Merger and the Merger Agreement are fair and that it is in its best interest, as a shareholder in the Company, that the Merger be consummated;

D.          As a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder undertake in advance to vote its Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby; and

E.           For these reasons, and in consideration of the execution of the Merger Agreement by Parent and to enhance the likelihood that the Merger will be consummated, Shareholder, solely in its capacity as a shareholder of the Company, agrees and undertakes to vote the Shares in favor of the Merger and the approval of the Merger Agreement on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.           Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

“Expiration Date” shall mean the first to occur of (i) the termination of the Merger Agreement pursuant to Article IX thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

“Shares” shall mean: (i) all equity securities of the Company (including Ordinary Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the Shareholder as of the date of this Agreement; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the Shareholder acquires ownership during the period from the date of this Agreement through the Expiration Date or with respect to which, during such period, the Shareholder receives a voting proxy or similar voting power exercisable at the Shareholder's discretion; provided, however, that, when used with respect to the voting, consenting or taking action by or in the name of the Shareholder or any other Person acting on the Shareholder's behalf hereunder with respect to Shares, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the Shareholder or any other Person acting on the Shareholder's behalf is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted, or for which the Shareholder is entitled to consent or act, with respect thereto.

“Transfer”. The Shareholder shall be deemed to have effected a “Transfer” of a Share if the Shareholder: (i) sells, pledges, encumbers, grants or permits (including by not preventing where it has the power to prevent) to be sold, pledged, encumbered or granted an option or any security interest with respect to, transfers or disposes of such Share or any interest in such Share; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option or any security interest with respect to, transfer of or disposition of such Share.

2.           Restrictions on Shares.

(a) The Shareholder shall not, directly or indirectly, during the period from the date of this Agreement through the Expiration Date, cause or permit any Transfer of any of its Shares to be effected, except for (i) any Transfer to any other Person, including an Affiliate of the Shareholder, if (A) such Person, prior to or concurrently with such Transfer, shall have executed a voting undertaking on the same terms and conditions of this Agreement to which Parent is a beneficiary with respect to such Shares, and (B) the Shareholder shall continue to be jointly and severally liable to any breach of such voting undertaking by such other Person; or (ii) to an Affiliate of the Shareholder, if (A) upon such Transfer the Shareholder shall continue to be a beneficial owner of such Shares; and (B) the Shareholder shall continue to have the right to control the vote of such Shares in accordance with this Agreement.

(b) The Shareholder shall not, directly or indirectly during the period from the date of this Agreement through the Expiration Date, deposit (or permit the deposit of) any of its Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Shareholder under this Agreement with respect to any such Shares.

(c) The Shareholder shall not take any action that would (i) make any representation or warranty by the Shareholder in this Agreement to be untrue or incorrect; or (ii) have the effect of impairing the ability of the Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

3.           Agreement to Vote Shares. At every meeting of the shareholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought (each, a “Voting Event”), until the Expiration Date, the Shareholder (solely in its capacity as such) shall be present (in person or by proxy) or cause to be present, and vote or cause to be voted, its Shares: (i) in favor of the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement, including the Ancillary Agreements thereto; (ii) against (1) any Acquisition Proposal or Acquisition Transaction (other than the Merger Agreement or the transactions contemplated thereby, including the Merger) or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or any document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of Merger or the other transactions contemplated by the Merger Agreement including the Ancillary Agreement thereto or the performance by the Shareholder of its obligations under this Agreement, in each case unless such Shares have already been voted pursuant to the Proxy (as defined below). Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Except as contemplated by this Agreement, the Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to its Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

4.           Non-Solicitation; No Effect on Fiduciary Relationship; No Other Relationship.

(a) Between the date of this Agreement and the Expiration Date, the Shareholder shall not take any action that would constitute a violation of the provisions of Sections 5.2(a) and/or 5.2(b) of the Merger Agreement if taken by the Company.  Notwithstanding anything to the contrary set forth herein, neither the Shareholder nor any of its representatives shall have any liability pursuant to this Section 4(a) from and after the first to occur of (x) the Effective Time and (y) the date on which the Company has paid the Termination Fee; provided, however, that this sentence shall not limit the liability of the Shareholder for any willful breach of this Section 4(a) by the Shareholder.  For purposes of this Section 4(a), “willful breach” shall mean an act or failure to act of such person with the actual knowledge that the taking of such act or the failure to take such act would constitute a material breach of this Section 4(a).

(b) Nothing in this Agreement or the Proxy shall restrict or limit the ability of any Person who is an officeholder or director of the Company (including, as applicable, any officeholder or director of the Company who is an Affiliate of the Shareholder) to take any action solely in his or her capacity as an officeholder or director of the Company to the extent expressly permitted by the Merger Agreement and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Nothing contained in this Agreement or the Proxy shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and neither Parent nor any other Person shall have any authority to exercise any power or authority to direct the Shareholder in the voting of any of its Shares, except as otherwise specifically provided herein.

5. Proxy. Concurrently with the execution and delivery of this Agreement, the Shareholder shall execute and deliver to Parent a proxy, irrevocable to the fullest extent permitted by law, in the form attached hereto as Exhibit A solely to vote its Shares in accordance with Section 3 of this Agreement, which proxy shall automatically expire upon the Expiration Date (the “Proxy”).

6. Representations and Warranties of Shareholders. The Shareholder, hereby represents, warrants and covenants to Parent and Merger Sub as follows:

(i)           the Shareholder is the owner, or otherwise entitled to direct the voting, of the Shares indicated under the Shareholder’s name on the signature page of this Agreement, and such Shares are free and clear of any Liens or adverse claims (except for such Liens arising under securities laws or for such Liens or adverse claims as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement). Without limiting the foregoing, except for proxies and restrictions in favor of Parent pursuant to this Agreement, and except for voting such Shares on the election of the Company's directors, the Shareholder has sole voting and dispositive power with respect to all of the Shareholder's Shares, with no restrictions on the Shareholder’s sole voting and dispositive power and no Person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shareholder's Shares. The Shareholder is not subject to any Contract that would in any way preclude, restrict, delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and upon the Effective Time, the Shareholder shall not be subject to any such Contract.  The Shareholder does not own any securities of the Company other than the Shares indicated under the Shareholder’s name on the signature page of this Agreement. No private entity which is wholly-owned by the Shareholder owns any securities of the Company nor will any such entity own any securities of the Company as long as this Agreement is in effect.

(ii)          (A) The Shareholder has full power and authority to make, enter into and carry out its obligations pursuant to the terms and conditions under this Agreement and the Proxy, and (B) the execution and delivery of this Agreement or the Proxy by the Shareholder do not, and the Shareholder’s performance of its obligations under this Agreement and the Proxy will not: (a) conflict with or violate any order, decree or judgment applicable to the Shareholder or to its Shares; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on, any of its Shares pursuant to any agreement to which the Shareholder is a party or by which the Shareholder is bound or affected, except in each case as would not prohibit the Shareholder’s compliance with its obligations pursuant to this Agreement or the Proxy.

(iii)         No proxies or voting instructions relating to the Merger have been heretofore given or will be given in respect of the Shareholder's Shares, other than the Proxy.

7.           Additional Documents. The Shareholder (in its capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents reasonably necessary to carry out the purpose and the intent of this Agreement and the Proxy. Without limiting the generality or effect of the foregoing or any other obligation of the Shareholder hereunder, the Shareholder hereby authorizes Parent to deliver a copy of this Agreement and the Proxy to the Company and hereby agrees that the Company may rely upon such delivery as conclusively evidencing the agreements and understandings set forth herein and therein. Prior to the Expiration Date, the Shareholder shall notify Parent promptly in writing of the acquisition of ownership of additional Shares by it or for its account after the date hereof, if any. Without limiting the foregoing, in the event of any share split, share dividend, reclassification, recapitalization or other change in the capital structure of the Company affecting the Shares, the number of Shares constituting the Shareholder's Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional securities issued with respect to or in exchange for such Shares.

8.           Information for Proxy Statement; Publication.  The Shareholder consents to Parent and Merger Sub publishing and disclosing in any filing required under applicable Law the Shareholder’s identity and ownership of Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement and the Proxy, as well as attaching a copy of this Agreement and the Proxy as exhibits to any such filing, if required under applicable Law.  Shareholder shall not issue any press release or make any other public statement or other disclosure with respect to this Agreement, the Proxy, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Parent, except as may be required of the Shareholder by applicable Law and, where such requirement under applicable Law arises, after giving Parent opportunity as practicable in the circumstances to comment on any such press release or statement and including therein such of Parent’s comments accepted by the Shareholder in its reasonable discretion. Notwithstanding the foregoing, without prior consent of Parent, the Shareholder may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party.

9.           Legending of Shares; Rights Attached to the Shares. If so requested by Parent, the Shareholder agrees that its Shares shall bear a legend stating that they are subject to this Agreement and the Proxy. Promptly after termination of this Agreement, Parent shall provide to the Company and to the Shareholder its consent that such legend shall be removed from any certificate for such Shares. Without derogating from any provisions to the contrary in this Agreement, the Proxy or the Merger Agreement, to the extent permitted under applicable Law, the provisions of this Agreement and the Shareholder's obligations hereunder shall attach to the Shareholder's Shares and shall be binding upon any Person to whom legal or beneficial ownership of the Shareholder's Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Shareholder’s administrators, liquidators, receivers, trustees, special managers, successors or other court appointed officers.

10.          Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date, provided that the Shareholder may terminate this Agreement by written notice to Parent in the event of an amendment of the Merger Agreement that materially adversely changes the economic rights of the Company's shareholders under the Merger Agreement, without the Shareholder's prior written consent thereto (which consent may not be given by any act under the Proxy); provided, however, that Section 11 shall survive any termination of this Agreement; and provided, further, that, subject to Section 4(a), the termination of this Agreement shall not relieve the Shareholder from any liability for any willful breach of this Agreement.

11.          Miscellaneous.

(a)  Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance therefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

(b)  Binding Effect and Assignment. This Agreement and the Proxy and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, liquidators, receivers, special managers, trustees and other court appointed officers but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c)  Amendments and Modification. Neither this Agreement nor the Proxy may be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)  Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches, or threatened or imminent breaches, of this Agreement by any of the other parties hereto and to enforce specifically the terms and provisions hereof in any court having jurisdiction relating to this Agreement as provided in clause (g) hereof without the necessity of demonstrating damages or posting a bond, this being in addition to any other remedy to which each party is entitled at law or in equity.

(e)  Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) one (1) Business Day after being sent by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below (or such other address provided in writing by the relevant party to the other party):

if to Parent, to:

Francisco Partners
One Letterman Drive
Building C, Suite 410
San Francisco, CA 94129

Attention: Matt Spelzer
Facsimile: +44 207 907 8650
email: Spetzler@franciscopartners.com

with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Rd.
Ramat-Gan 5250608, Israel
Attention:	Maya Liquornik
Facsimile:	+972-3-610-3111
email:	maya@meitar.com

if to the Shareholder, to:

the address or facsimile number set forth on the signature page of this Agreement.

(f)  Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

(g) CONSENT TO JURISDICTION AND SERVICE OF PROCESS.

(i)           Each of the parties hereto (1) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (2) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (3) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (4) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (5) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(ii)          Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 11(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 11(g) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(h) Entire Agreement. This Agreement together with the Proxy contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i) Effect of Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

(j) Drafting.  The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

{Signatures on Next Page}

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

OPTIMIZE TOPCO S.A.R.L

By:
Name:
Title:

CLICKSOFTWARE TECHNOLOGIES LTD.

By:
Name:
Title:

EXHIBIT A

IRREVOCABLE PROXY

The undersigned hereby appoints Parent (as defined below) or another representative designated by it and each of them as my proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to Vote (as defined below) all Shares (as defined below), par value NIS 0.02 per share, of ClickSoftware Technologies Ltd., an Israeli company (“Company”) as follows:

(a)           FOR (i) the approval and adoption of the Agreement and Plan of Merger, dated as of April 30, 2015 (the “Merger Agreement”), by and among the Company, Optimizer Merger Holdings Ltd., an Israeli company and an indirectly wholly-owned subsidiary of Parent (“Merger Sub”), and Optimizer TopCo S.a.r.l, a Luxembourg company (“Parent”) and (ii) the approval of the Merger and all the transactions contemplated by the Merger Agreement including the Ancillary Agreements thereto, and

(b)          AGAINST (1) any Acquisition Proposal or Acquisition Transaction (as defined in the Merger Agreement) other than the Merger Agreement or the transactions contemplated thereby, including the Merger, or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement or document ancillary thereto, and (2) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement including the Ancillary Agreements thereto or the performance by the undersigned of its obligations under the Voting Agreement (as defined below).

The attorneys and proxies named above may not exercise this Proxy on any other matter except as set forth in (a) and (b) above. For the avoidance of doubt, the attorneys and proxies named above are not exercising their own discretion and are merely following the voting discretion already exercised by the undersigned reflected in the Voting Agreement. The undersigned may Vote the Shares on all other matters.

“Shares” means: (i) all equity securities of the Company (including Ordinary Shares, par value NIS 0.02 per share, of the Company and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the undersigned as of the date hereof; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the undersigned acquires ownership during the period from the date hereof through the Expiration Date (as defined in the Voting Agreement) or with respect to which, during such period, the undersigned receives a voting proxy or similar voting power exercisable at the Shareholder's discretion; provided, however, that for purposes hereof, the term “Shares” shall only include the securities covered by clause (i) or (ii) that are entitled to be voted, or for which the undersigned or any other Person acting on the undersigned's behalf is entitled to consent or act in lieu of voting with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the undersigned undertakes no obligation and makes no representation or warranty related to) the conversion, exercise or exchange of any security for which the undersigned has beneficial ownership into securities entitled to be voted, or for which the undersigned or such other Person is entitled to consent or act in lieu of voting with respect thereto.

“Vote” means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in lieu of such voting in respect of any action or taking other action in favor of or against any action. This Proxy applies to any Vote (i) at any meeting of the shareholders of the Company, and any adjournment or postponement thereof, at which the matters described above are considered, including the Special Meeting of Shareholders of the Company to be held as soon as practicable after the date hereof or (ii) in connection with any written consent of shareholders of the Company in lieu of such voting.

This Proxy is coupled with an interest, revokes all prior proxies granted by the undersigned with respect to the matters contemplated by the Voting Agreement, and is irrevocable and may not be revoked (to the fullest extent permitted by Israeli law) until such time as the Voting Agreement (the “Voting Agreement”), dated as of April 30, 2015, among the undersigned and Parent, terminates in accordance with its terms, at which time this Proxy shall expire. All authority herein conferred shall survive the death, incapacity of or the appointment of any liquidator, receiver, trustee, special manager or any other court appointed officer to the undersigned and shall be binding upon the heirs, estate, administrators, receivers, liquidators, trustees, special managers, personal representatives, successors and assigns of the undersigned.

Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms pursuant to the Voting Agreement.

Name of Shareholder:

Name of Signatory of Shareholder:

Print Name of Shareholder or Signatory of Shareholder:

Dated: April 30, 2015

Appendix C

April 29, 2015

The Board of Directors

ClickSoftware Technologies Ltd.

Azorim Park, Oren Building

94 Em Hamoshavot Road

Petach Tikva 4970602 Israel

Members of the Board:

We understand that ClickSoftware Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), Optimize TopCo S.a.r.l, a Luxembourg corporation (“Parent”), and OMERB HOLDINGS Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) in a transaction in which each issued ordinary share with a par value NIS 0.02 per share of the Company (the “Common Stock”), other than shares of Common Stock held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned subsidiary of the Company or of Parent, all of which shares will be canceled, will be converted into the right to receive $12.65 in cash (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated April 29, 2015 the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed the Company’s non-public financial statements for the quarter ended March 31, 2015;

(iv)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(v)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii)-(iv) above;

(vi)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vii)	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not perform or obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any business is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us in all respects material to our analysis and opinion. We have also assumed that the Merger will be consummated in accordance with its terms or as otherwise described to use by the Company’s management without waiver, modification or amendment of any term, condition or agreement that would be meaningful in any respect to our analyses or opinion and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger in any respect material to our opinion.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Merger. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We and our affiliates in the past have provided financial advisory or financing services to certain affiliates of Francisco Partners, an affiliate of Parent and Merger Sub, including, in the past two years, having acted as a financial advisor to a portfolio company of Francisco Partners in connection with a merger transaction, for which services we and our affiliates received compensation. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

Jefferies LLC